Execution Copy

SECOND AMENDED AND RESTATED CREDIT AGREEMENT

dated as of

February 16, 2018

among

TAHOE RESOURCES INC.

as Borrower

and

THE LENDERS FROM TIME TO TIME PARTIES HERETO

as Lenders

and

THE BANK OF NOVA SCOTIA

as Administrative Agent, Joint Bookrunner, Co-Lead Arranger and Issuing Bank

and

HSBC SECURITIES (USA) INC.

as Co-Lead Arranger and Joint Bookrunner

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Exhibits:

Schedules:

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SECOND AMENDED AND RESTATED CREDIT AGREEMENT

                          THIS SECOND AMENDED AND RESTATED CREDIT AGREEMENT dated as of February 16, 2018 is made among Tahoe Resources Inc., as Borrower, the Lenders from time to time parties hereto, as Lenders, and The Bank of Nova Scotia, as Administrative Agent, Joint Bookrunner, Co-Lead Arranger, and Issuing Bank, and HSBC Securities (USA) Inc., as Co-Lead Arranger and Joint Bookrunner.

RECITALS

            WHEREAS the Borrower, as borrower, the lenders party thereto (the “First Amended and Restated Lenders”), The Bank of Nova Scotia, as Administrative Agent, Joint Bookrunner, Co-Lead Arranger, and Issuing Bank, and HSBC Securities (USA) Inc., as Co-Lead Arranger and Joint Bookrunner, are parties to a credit agreement dated as of August 10, 2015, as amended by amending agreement no.1 dated January 14, 2016, amending agreement no.2 dated April 1, 2016 and amending agreement no.3 dated July 6, 2017 (collectively, the “Original Credit Agreement”) pursuant to which the First Amended and Restated Lenders agreed to provided certain credit facilities to the Borrower;

            AND WHEREAS the Original Credit Agreement was amended and restated pursuant to that certain Amended and Restated Credit Agreement dated as of July 18, 2017 (the “First Amended and Restated Credit Agreement”);

            AND WHEREAS the Lenders and the Borrower wish to make certain amendments to the First Amended and Restated Credit Agreement, and have agreed to do so by way of an amendment and restatement of the First Amended and Restated Credit Agreement reflecting such amendments;

            NOW THEREFORE, in return for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by each party hereto, the parties hereto agree that the First Amended and Restated Credit Agreement is hereby amended and restated in its entirety as follows:

ARTICLE 1
DEFINITIONS

1.1	Definitions.

In this Agreement:

“Acquisition” means any transaction, or any series of related transactions, consummated after the Closing Date, by which any Credit Party directly or indirectly, by means of a takeover bid, tender offer, amalgamation, merger, purchase of assets or otherwise:

(a)	acquires any business (including any division of a business) or all or substantially all of the assets of any Person engaged in any business;

(b)

acquires control of securities of a Person engaged in a business representing more than 50% of the ordinary voting power for the election of directors or other governing position if the business affairs of such Person are managed by a board of directors or other governing body;

(c)	acquires control of more than 50% of the ownership interest in any Person engaged in any business that is not managed by a board of directors or other governing body; or

Tahoe Resources Inc. - Credit Agreement

(d)	otherwise acquires Control of a Person engaged in a business.

“Additional Commitment” has the meaning set out in Section 2.1(2)(a) .

“Additional Commitment Agreement” means an agreement in the form of Exhibit E, appropriately completed.

“Additional Lender” has the meaning set out in Section 2.12(b) .

“Administrative Agent” means The Bank of Nova Scotia, in its capacity as administrative agent for the Lenders hereunder, or any successor Administrative Agent appointed pursuant to Section 8.10.

“Administrative Questionnaire” means an administrative questionnaire in a form supplied by the Administrative Agent.

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with, such Person.

“Agency Fee Letter” means the amended and restated fee letter dated as of February 16, 2018 among The Bank of Nova Scotia and the Borrower relating to the payment of certain fees.

“Agreement” means this second amended and restated credit agreement and all the Exhibits and the Schedules attached hereto.

“AML Legislation” means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” applicable Laws, whether within Canada or elsewhere, including any regulations, guidelines or orders thereunder having force of law.

“Anti-Corruption Laws” means all Laws, rules, and regulations having force of law of any jurisdiction applicable to the Borrower or its Subsidiaries from time to time concerning or relating to bribery or corruption, including without limitation the Corruption of Foreign Public Officials Acts (Canada) and the U.S. Foreign Corrupt Practices Act.

“Applicable Margin” means the applicable rate per annum, expressed as a percentage, set out in the relevant column and row of the table below, based on the Leverage Ratio as at the most recent Quarterly Date with respect to which the Borrower has delivered financial information to the Administrative Agent pursuant to Section 5.1(1) .

Tahoe Resources Inc. - Credit Agreement

Level	Leverage Ratio	LIBO Rate Loan or Financial Letter of Credit	Base Rate Loan	Non-Financial Letter of Credit	Standby Fee
I	< 1.0 x	2.25%	1.25%	1.50%	0.5063%
II	≥ 1.0 and < 1.5x	2.375%	1.375%	1.5833%	0.5344%
III	≥1.5x and < 2.0x	2.625%	1.625%	1.75%	0.5906%
IV	≥ 2.0x and < 2.5x	2.875%	1.875%	1.9167%	0.6469%
V	≥ 2.50x	3.25%	2.25	2.167%	0.7313%

As of the Closing Date, but subject to Section 1.7(3), the initial Applicable Margin shall be based upon Level I. Thereafter, the Applicable Margin shall change (to the extent necessary, if any) on each date on which the financial statements and Compliance Certificate of the Borrower are delivered to the Administrative Agent pursuant to Section 5.1(1) to reflect any change in the Leverage Ratio effective as of the date of such financial statements, based upon the financial statements for the immediately preceding Rolling Period, or if such day is not a Business Day, then the first Business Day thereafter. Notwithstanding the foregoing, if at any time the Borrower fails to deliver financial statements and the certificate of the Borrower as required by Section 5.1(1) on or before the date required pursuant to Section 5.1(1) (without regard to grace periods), the Applicable Margin shall be the highest margins provided for in the above grid from the date such financial statements are due pursuant to Section 5.1(1) (without regard to grace periods) through the date the Administrative Agent receives the financial statements and Compliance Certificate that are then due pursuant to Section 5.1(1) .

“Applicable Percentage” means, at any time with respect to any Lender, the percentage of the total Commitments represented by such Lender’s Commitment at such time. If the Commitments have terminated or expired, the Applicable Percentages shall be determined based upon the Commitments most recently in effect (prior to their termination or expiry), giving effect to any assignments.

“Asset Disposition” means, with respect to any Person, the sale, lease, license, transfer, assignment or other disposition of, or the destruction or loss of (pursuant to an insurable event), all or any portion of its business, assets, or property, real, personal or mixed, tangible or intangible, whether in one transaction or a series of transactions, other than (a) inventory sold in the ordinary course of business upon customary industry terms, (b) sales of worn-out, scrap or obsolete material or equipment which are not material in the aggregate, (c) licenses granted to third parties in the ordinary course of business, (d) transactions between Credit Parties.

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“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.4), and accepted by the Administrative Agent, in the form of Exhibit C or any other form approved by the Administrative Agent.

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, consent, right, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decree, by-law, rule or regulation of any Governmental Authority having jurisdiction over such Person, having the force of Law. “Base Rate” means, on any day, the annual rate of interest equal to the greater of (a) the annual rate of interest announced by the Administrative Agent and in effect as its base rate at its principal office in Toronto, Ontario on such day for determining interest rates on U.S. Dollar-denominated commercial loans made in Canada, and (b) the Federal Funds Effective Rate plus 0.50% .

“Base Rate Borrowing” means a Borrowing comprised of one or more Base Rate Loans.

 “Base Rate Loan” means a Loan denominated in U.S. Dollars which bears interest at a rate based upon the Base Rate.

“Benefit Plans” means any written retirement, savings, profit sharing, health, medical, dental, disability, life insurance, welfare or other employee benefit plan, program, policy or practice, whether funded or unfunded, registered or unregistered, which is sponsored, maintained or contributed to or required to be contributed to by any Credit Party or under which any Credit Party has any actual or contingent liability, other than a Pension Plan.

“BIA” means the Bankruptcy and Insolvency Act (Canada).

“BNS / La Arena Credit Agreement” means the credit agreement dated April 8, 2016 between, inter alios, La Arena S.A., as borrower, The Bank of Nova Scotia, as administrative agent, and the lenders party thereto from time to time.

“Borrower” means Tahoe Resources Inc., a British Columbia corporation.

“Borrowing” means any extension of any Loan, the issuance of a Letter of Credit (or any amendment thereto or renewal or extension thereof) and a rollover or conversion of any outstanding Loan.

“Borrowing Request” has the meaning set out in Section 2.3(1) .

“Business” means (a) the exploration for, and exploitation and processing of, minerals and (b) any business that is the same, similar or otherwise reasonably related, ancillary or complementary thereto.

“Business Day” means any day that is not (a) a Saturday, Sunday or holiday (as defined in the Interpretation Act (Canada)) in Toronto, Ontario or Reno, Nevada, or (b) in the case of any U.S. Dollar-denominated Borrowing, any other statutory holiday in New York, New York, or (c) in the case of any LIBO Rate Loan any other statutory holiday in London, England.

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“Canadian Dollars” and “Cdn.$” refer to lawful money of Canada.

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

“Cash Balance” means, at any time, the aggregate amount of cash and Cash Equivalents held by the Borrower at such time and not subject to a voluntary Lien (other than the Security or customary account documentation), determined on a Consolidated basis.

“Cash Equivalents” means any of the following:

(a)

direct obligations of, or obligations the principal of and interest on which are fully guaranteed or insured by, the Government of Canada, the United Kingdom, Australia, Switzerland or the United States of America (or of any Canadian province, American state or by any agency thereof to the extent such obligations are backed by the full faith and credit of any such Government), in each case maturing within one year from the date of acquisition thereof;

(b)

investments in certificates of deposit, bankers’ acceptances and time deposits maturing within one year from the date of acquisition thereof issued or guaranteed or insured by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of Canada, of any Canadian province or any other Permitted Jurisdiction which has a combined capital surplus and undivided profits of not less than Cdn.$500,000,000;

(c)

marketable and freely tradeable securities evidencing direct obligations of corporations, hospitals, municipal boards or school boards having, at the date of acquisition, a rating from Moody’s of A 2 or from S&P of A, in each case maturing within one year from the date of acquisition thereof; or

(d)	deposits in bank accounts made in the ordinary course of business and otherwise permitted hereunder.

“Cash Management Services” means any one or more of the following types of services or facilities provided to any Credit Party by a Lender or any Lender Affiliate (a) ACH transactions, (b) cash management services, including controlled disbursement services, treasury, depository, overdraft, and electronic funds transfer services, (c) credit card processing services, (d) credit or debit cards, and (e) purchase cards.

“Change in Control” means (a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or group of Persons acting jointly or otherwise in concert, of Equity Securities representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Equity Securities of the Borrower, (b) the occupation of a majority of the seats (other than vacant seats) on the board of directors of the Borrower by Persons who were neither (i) nominated by the board of directors of the Borrower nor (ii) appointed by directors so nominated, or (c) the acquisition of direct or indirect Control of the Borrower by any Person or group of Persons acting jointly or otherwise in concert.

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“Change in Law” means after the Closing Date (i) the adoption or taking effect of any new applicable Law, (ii) any change in any existing applicable Law or in the administration, interpretation, implementation or application thereof by any Governmental Authority, or (iii) the making or issuance of any applicable request, rule, guideline or directive (whether or not having the force of law, but in the case of a request, guideline or directive not having the force of law, being a request, guideline or directive with which the affected Person customarily complies) by any Governmental Authority.

“Closing Date” means February 16, 2018, being the date as of which this Agreement is executed and delivered by the parties hereto.

“Code” means the United States Internal Revenue Code of 1986.

“Collateral” means the property described in and subject to the Liens, privileges, priorities and security interests purported to be created by any Security Document.

“Co-Lead Arrangers” means, collectively, The Bank of Nova Scotia and HSBC Securities (USA) Inc., in their capacities as co-lead arrangers hereunder.

“Commitment” means, with respect to each Lender, the commitment of such Lender to make Loans hereunder, as such commitment may be (i) reduced from time to time pursuant to Sections 2.6 or 2.9, (ii) increased from time to time pursuant to Section 2.1(2), or (iii) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 9.4. The initial amount of each Lender’s Commitment is set out in Schedule 2.1, or in the Assignment and Assumption pursuant to which such Lender shall have assumed its Commitment(s), as applicable. The initial aggregate amount of the Commitments is U.S.$175,000,000.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Compliance Certificate” means a certificate of the Borrower in the form attached hereto as Exhibit B, signed by a Responsible Officer of the Borrower.

“Consolidated” means, when used with respect to any financial term, financial covenant, financial ratio or financial statement, such financial term, financial covenant, financial ratio or financial statement calculated, prepared or determined, as applicable, for the Borrower on a consolidated basis in accordance with GAAP consistently applied.

“Control” means, in respect of a particular Person, the power, directly or indirectly, to direct or cause the direction of the management or policies of such Person, whether through the ability to exercise voting power, by contract or otherwise (other than by way of security). “Controlling” and “Controlled” have meanings correlative thereto.

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“Cover”, when required by this Agreement for LC Exposure, shall be effected by paying to the Administrative Agent in immediately available funds, to be held by the Administrative Agent in a collateral account maintained by the Administrative Agent at its Payment Office and collaterally assigned as security, an amount equal to, as applicable, the maximum amount of LC Exposure available for drawing at such time. Such amount shall be retained by the Administrative Agent in such collateral account until such time as the applicable Letters of Credit shall have expired or matured and Reimbursement Obligations, if any, with respect thereto shall have been fully satisfied; provided that if any such Reimbursement Obligations are not satisfied when due hereunder, the Administrative Agent may apply any amounts in such collateral account against such Reimbursement Obligations.

“Credit Parties” means, collectively, the Borrowers and the Guarantors, and “Credit Party” means any one of them.

“Default” means any event or condition that constitutes an Event of Default or that, upon notice, lapse of time or both, would, unless cured or waived, become an Event of Default.

“Defaulting Lender” means any Lender that (a) has failed to fund any portion of the Loans or participations in Letters of Credit required to be funded by it hereunder within one Business Day of the date required to be funded by it hereunder, or has notified the Administrative Agent that it intends not to fund any of the foregoing, (b) has otherwise failed to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within one Business Day of the date when due, (c) has failed, within three (3) Business Days after request by the Administrative Agent, to confirm that it will comply with the terms of this Agreement relating to its Commitments, provided that such Lender shall cease to be a Defaulting Lender under this clause (c) upon the Administrative Agent’s receipt of such confirmation, (d) has defaulted under its funding obligations under any other lending commitment with any other Person (other than as a result of a good faith dispute thereunder), or (e) has been declared insolvent by any Governmental Authority pursuant to a court order or become the subject of a bankruptcy or insolvency proceeding; provided that a Lender shall cease to be a Defaulting Lender when the aforementioned criteria no longer apply to it.

“Defined Benefit Plan” means any Pension Plan which contains a “defined benefit provision”, as defined in Section 147.1(1) of the Income Tax Act.

“Depreciation Expense” means, with respect to any period, the collective depreciation, depletion and amortization expense of the Borrower for such period, determined on a Consolidated basis.

“EBITDA” means, for any period, an amount equal to Net Income for such period minus, to the extent included in such Net Income (but without duplication):

(a)	any non-cash income and gains; and

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(b)	any extraordinary or non-recurring income and gains;

plus, to the extent deducted from such Net Income (but without duplication):

(c)	Interest Expense;

(d)	Income Tax Expense;

(e)	Depreciation Expense;

(f)	any other non-cash expenses and losses (including impairments); and

(g)	any extraordinary or non-recurring charges, expenses or losses,

all determined on a Consolidated basis.

“Environmental Laws” means all Laws specifically relating to the environment, preservation or reclamation of natural resources, the generation, use, handling, collection, treatment, storage, transportation, recovery, recycling, release, threatened release or disposal of any Hazardous Material, or to occupational health and safety matters.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities) of any Credit Party resulting from or based upon (a) the violation of any Environmental Laws, (b) the generation, use, handling, collection, treatment, storage, transportation, recovery, recycling or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, or (d) the Release of any Hazardous Materials into the environment.

“Equity Securities” means, with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting and non-voting) of, such Person’s capital, whether outstanding on the date hereof or issued after the date hereof, including any interest in a partnership, limited partnership or other similar Person and any beneficial interest in a trust, and any and all rights, warrants, debt securities, options or other rights exchangeable for or convertible into any of the foregoing.

“Equivalent Amount” means, with respect to any specified amount of currency other than U.S. Dollars, the amount of U.S. Dollars that may be purchased with such amount of other currency at the spot wholesale transactions buying rate of the Administrative Agent for the purchase of U.S. Dollars with such other currency in effect as of 11:00 a.m. on the Business Day with respect to which such computation is required for the purpose of this Agreement or, in the absence of such a buying rate on such date, using such other rate as the Administrative Agent may reasonably select.

“Escobal Mine” means the silver mine complex of Minera San Rafael S.A. located approximately 3 km from San Rafael las Flores, Guatemala commonly known as the “Escobal Mine”, and all assets, property and undertaking used, intended for use in, or forming part of, such complex.

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“Events of Default” has the meaning set out in Section 7.1.

“Excluded Swap Obligation” means, with respect to any Guarantor, any Swap Obligation if, and to the extent that a court of competent jurisdiction determines that, all or a portion of a Guarantee of such Guarantor of, or the grant by such Guarantor of a Lien to secure, such Swap Obligation (or any Guarantee thereof) is or has become illegal as a result of the extra-territorial application to the Guarantor of the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) and by virtue of such Guarantor’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time such Guarantee or Lien becomes effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Guarantee or Lien is or becomes illegal.

“Excluded Taxes” means, with respect to the Administrative Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder, (i) income or franchise Taxes imposed by a jurisdiction on (or measured by) such recipient’s net income and capital Taxes imposed by a jurisdiction on (or measured by) such recipient’s taxable capital, in each case by reason of the recipient being organized under the Laws of, or having its principal office or applicable lending office located in, such jurisdiction, or Other Connection Taxes, (ii) any US federal withholding tax under FATCA, and (iii) any withholding tax that is attributable to such recipient’s failure to comply with Section 2.14(6) of this Agreement.

“Fair Market Value” means (a) with respect to any asset or group of assets (other than a marketable security) at any date, the value of the consideration obtainable in a sale of such asset at such date assuming a sale by a willing seller to a willing purchaser dealing at arm’s length and arranged in an orderly manner over a reasonable period of time having regard to the nature and characteristics of such asset, or, if such asset shall have been the subject of a relatively contemporaneous appraisal by an independent third party appraiser, the basic assumptions underlying which have not materially changed since its date, the value set out in such appraisal, and (b) with respect to any marketable security at any date, the closing sale price of such marketable security on the Business Day immediately preceding such date, as appearing in any published list issued by a national securities exchange or, if there is no such closing sale price of such marketable security, the final price for the purchase of such marketable security at face value quoted on such Business Day by a financial institution of recognized standing which regularly deals in securities of such type.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantially comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreements entered into pursuant to current Section 1471(b)(l) of the Code (or any amended or successor version described above) and any intergovernmental agreements implementing any of the foregoing and related legislation or official administrative rules or practices with respect thereto

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“Federal Funds Effective Rate” means, for any day, the per annum rate equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System of the United States of America arranged by federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Board of New York, or, if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.

“Financial Letter of Credit” means a Letter of Credit that serves as a payment guarantee of a Credit Party’s financial obligations. For the avoidance of doubt, any Letter of Credit which serves as a guarantee of a Credit Party’s performance obligations (other than financial obligations) shall not be a Financial Letter of Credit.

“First Amended and Restated Closing Date” means July 18, 2017.

“First Amended and Restated Commitment” means, with respect to any First Amended and Restated Lender, its “Commitment” under the First Amended and Restated Credit Agreement immediately prior to the Closing Date, and “First Amended and Restated Commitments” means all of them.

“First Amended and Restated Accommodation” means all Loans and Letters of Credit outstanding under the First Amended and Restated Credit Agreement immediately prior to the Closing Date.

“First Amended and Restated Lenders” has the meaning set out in the recitals hereto.

 “Fiscal Quarter” means any fiscal quarter of the Borrower.

“Fiscal Year” means any fiscal year of the Borrower.

“GAAP” means, with respect to any Person, generally accepted accounting principles in Canada as in effect from time to time with respect to such Person, including International Financial Reporting Standards.

“Governmental Authority” means the Government of Canada, any other nation or any political subdivision thereof, whether provincial, regional, state, territorial or local, and any agency, authority, instrumentality, regulatory body, court, central bank, fiscal or monetary authority or other authority regulating financial institutions, and any other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including the Bank Committee on Banking Regulation and Supervisory Practices of the Bank of International Settlements.

“Group Parties” means, collectively, the Borrower and all of the Subsidiaries, and “Group Party” means any one of them.

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“Group Guarantee” means the unlimited multi-party guarantee dated as of the Original Closing Date and delivered by the Guarantors in favour of the Administrative Agent, as amended, supplemented, restated or replaced from time to time.

“Guarantee” of or by any Person (in this definition, the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing any Indebtedness or other obligation of any other Person (in this definition, the “primary credit party”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect:

(a)

to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of the primary credit party (including by agreement to purchase assets, goods, securities or services, or maintain the financial condition of, the primary credit party);

(b)	to maintain working capital, equity capital solvency or liquidity of the primary credit party so as to enable the primary credit party to pay such Indebtedness or other obligation;

(c)	as an account party in respect of any letter of credit or letter of guarantee issued to support such Indebtedness or other obligation; or

(d)	for the liabilities of a partnership by virtue of the guarantor’s partnership interest therein.

The term Guarantee shall not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Guarantee in respect of Indebtedness shall be deemed to be an amount equal to the stated or determinable amount of the related Indebtedness (unless the Guarantee is limited by its terms to a lesser amount, in which case to the extent of such amount) or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof.

“Guarantor” means any Person that has entered into, or acceded to, the Group Guarantee. As at the Closing Date, the Guarantors are Tahoe Resources Inc., Tahoe Resources ULC (formerly Shahuindo Gold Limited & Rio Alto Mining Limited), La Arena S.A., Shahuindo S.A.C., Shahuindo Exploraciones S.A.C., Mexican Silver Mines (Guernsey) Limited and Lake Shore Gold Corp.

“Hazardous Materials” means any substance, product, liquid, waste, pollutant, chemical, contaminant, insecticide, pesticide, gaseous or solid matter, organic or inorganic matter, fuel, micro-organism, ray, odour, radiation, energy, vector, plasma, constituent or material which is or becomes listed, regulated or addressed under any Environmental Laws (including asbestos, petroleum and polychlorinated biphenyls).

“Hedge Arrangement” means any arrangement which is a swap transaction, basis swap, forward rate transaction, interest rate option, forward foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any similar transaction (including any option with respect to any of such transactions or arrangements) designed and entered into to protect or mitigate against risks in interest, currency exchange or commodity price fluctuations. For the avoidance of doubt, a master ISDA agreement and the schedules thereto shall not in and of itself constitute a Hedge Arrangement, but each confirmation entered into thereunder shall, collectively therewith, constitute a Hedge Arrangement.

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“Hostile Acquisition” means a proposed Acquisition by any Credit Party in circumstances in which the Target shall not have, prior to the date of such Acquisition, evidenced its agreement or agreement in principle to such Acquisition by means of (a) a definitive agreement of purchase and sale, (b) a letter of intent in respect thereof, or (c) any other document, instrument, opinion or other writing satisfactory to the Lenders.

 “ICE Benchmark Administration Interest Settlement Rate” means, with respect to any period, the London interbank offered rate for U.S. Dollar deposits with maturities comparable to such period administered by ICE Benchmark Administration Limited (or any other person which takes over the administration of that rate).

“Income Tax Act” means the Income Tax Act (Canada), as amended from time to time.

“Income Tax Expense” means, with respect to any period, the aggregate of all taxes on income of the Borrower for such period, whether current or deferred and net of any incentive or similar tax credits, determined on a Consolidated basis.

“Indebtedness” of any Person means, without duplication:

(a)	all obligations of such Person for borrowed money;

(b)	all obligations of such Person evidenced by bonds, debentures, notes or similar instruments;

(c)	all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person;

(d)	all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business);

(e)

all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed (provided that the amount attributable to such Person as Indebtedness shall be the then applicable Fair Market Value of the property secured by such Lien);

(f)	all Guarantees by such Person of Indebtedness of others;

(g)	all Capital Lease Obligations of such Person;

(h)

all obligations, contingent or otherwise, of such Person as an account party in respect of surety bonds, letters of credit and letters of guarantee (other than documentary or trade letters of credit and letters of guarantee issued in support of current accounts payable incurred in the ordinary course of business);

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(i)	all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances;

(j)

the Mark-to Market Exposure of such Person under Hedge Arrangements calculated on an aggregate net basis after taking into account all amounts owed by the counterparty to such Person in accordance with normal market practices; and

(k)

all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value (other than for other Equity Securities) any Equity Securities of such Person, valued, in the case of redeemable Equity Securities, at the greater of voluntary or involuntary redemption price, plus accrued and unpaid dividends.

For certainty, Indebtedness shall not include (i) issued share capital or surplus (subject to paragraph (k) above), (ii) reserves for deferred Taxes or general contingencies, (iii) minority interests in subsidiaries, or (iv) liabilities for royalties.

“Indemnified Taxes” means all Taxes other than Excluded Taxes.

“Indemnitee” has the meaning specified in Section 9.3(2) .

“Initial Security Documents” means the materials described in Schedule 1.1(A) .

“Insolvent Defaulting Lender” means any Defaulting Lender that (a) has been adjudicated as, or determined by an Governmental Authority having regulatory authority over such Person or its assets to be, insolvent, (b) becomes the subject of an insolvency, bankruptcy, dissolution, liquidation or reorganization proceeding, or (c) becomes the subject of an appointment of a receiver, receiver and manager, monitor, trustee or liquidator under the Bank Act (Canada) or any applicable bankruptcy, insolvency or similar law now existing or hereafter enacted; provided that a Lender shall not be an Insolvent Defaulting Lender solely by virtue of the ownership or acquisition by a Governmental Authority of an instrumentality thereof of any Equity Securities in such Lender or a parent company thereof unless such ownership or acquisition results in a Governmental Authority having Control over such Lender.

“Insurance Proceeds” means the proceeds of any insurance policies received by any Credit Party in connection with an Asset Disposition.

“Interest Coverage Ratio” means, with respect to any Rolling Period, the ratio of (a) EBITDA for such Rolling Period, to (b) Interest Expense for such Rolling Period.

“Interest Expense” means, with respect to any period, the interest expense of the Borrower for such period, determined on a Consolidated basis.

“Interest Payment Date” means, (a) in the case of any Base Rate Loan, the first Business Day of each month, and (b) in the case of a LIBO Rate Loan, the last day of each Interest Period relating to such LIBO Rate Loan, provided that if an Interest Period for any LIBO Rate Loan is of a duration exceeding 90 days, then “Interest Payment Date” shall also include each date which occurs at each 90-day interval during such Interest Period.

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“Interest Period” means, with respect to a LIBO Rate Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is 30, 60, 90 or 180 days (or, with the consent of each Lender, 270 or 365 days) thereafter, as the Borrower may elect; provided that (a) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the immediately succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (b) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period, (c) no Interest Period shall extend beyond the Maturity Date. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and, in the case of a converted or continued Borrowing, thereafter shall be the effective date of the most recent conversion or rollover of such Borrowing.

“Investment” means, as applied to any Person (the “investor”), any direct or indirect:

(a)	purchase or other acquisition by the investor of Equity Securities of any other Person or any beneficial interest therein, including, for certainty, the incorporation of any subsidiary of such Person;

(b)	purchase or other acquisition by the investor of bonds, notes, debentures or other debt securities of any other Person or any beneficial interest therein;

(c)

loan or advance to any other Person, other than (i) advances to employees for expenses incurred in the ordinary course of business, and (ii) accounts receivable arising from sales or services rendered to such other Person in the ordinary course of the investor’s business; and

(d)	capital contribution by the investor to any other Person,

provided that an Acquisition shall not constitute an Investment.

“Issuing Bank” means The Bank of Nova Scotia, in its capacity as the issuer of Letters of Credit hereunder, and its successors in such capacity as provided in Section 2.18(9) . The Issuing Bank may arrange for one or more Letters of Credit to be issued by Affiliates of the Issuing Bank acceptable to the Borrower (such acceptance not to be unreasonably withheld or delayed), in which case the term “Issuing Bank” shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate.

“La Arena Pledge Agreement” has the meaning specified in Section 5.1(10)(c) .

“La Arena Mine” means the gold mine complex of La Arena S.A located in northern Peru approximately 480 km north-northwest of Lima, commonly known as the “La Arena Mine”, and all assets, property and undertaking used, intended for use in, or forming part of, such complex.

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“Laws” means all federal, provincial, municipal, foreign and international statutes, acts, codes, ordinances, decrees, treaties, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards or any provisions of the foregoing, including general principles of common and civil law and equity, and all policies, practices and guidelines of any Governmental Authority, in each case having the force of law and which are legally binding on the Person referred to in the context in which such word is used; and “Law” means any one or more of the foregoing.

“LC Disbursement” means a payment made by the Issuing Bank pursuant to a Letter of Credit.

“LC Exposure” means, at any time, the sum of (a) the aggregate undrawn amount of all outstanding Letters of Credit at such time, plus (b) the aggregate amount of all LC Disbursements that have not yet been reimbursed by or on behalf of the Borrower at such time. The LC Exposure of any Lender at any time shall be its Applicable Percentage of the total LC Exposure at such time.

“Lender” means any Lender having a Commitment hereunder or a Loan outstanding hereunder.

“Lender Affiliate” means, with respect to any Lender, an Affiliate of such Lender.

“Lenders” means the Persons listed as lenders on Schedule 2.1 and any other Person that shall have become a party hereto pursuant to an Assignment and Assumption, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption. Unless the context otherwise requires, the term “Lenders” includes the Issuing Bank.

“Lender Termination Date” means the first date on which:

(a)	all Commitments have expired or been terminated;

(b)	the principal of and interest on each Loan and all fees, indemnities and other amounts payable hereunder and in connection therewith shall have been paid in full; and

(c)

all Letters of Credit shall have either (x) expired or terminated and all LC Disbursements shall have been reimbursed or (y) in the case of contingent reimbursement obligations with respect to Letters of Credit, Letter of Credit Collateralization shall have been provided.

“Letter of Credit” means any standby or documentary letter of credit or letter of guarantee issued pursuant to this Agreement.

“Letter of Credit Collateralization” means either (a) providing cash collateral (pursuant to documentation reasonably satisfactory to the Administrative Agent, to be held by the Administrative Agent for the benefit of the Lenders in an amount equal to 100% of the then existing LC Exposure, (b) delivering to Administrative Agent documentation executed by all beneficiaries under the Letters of Credit, in form and substance reasonably satisfactory to Administrative Agent and Issuing Bank, terminating all of such beneficiaries’ rights under the Letters of Credit, or (c) providing Administrative Agent with a standby letter of credit, in form and substance reasonably satisfactory to Administrative Agent, from a commercial bank reasonably acceptable to Administrative Agent in an amount equal to 100% of the then existing LC Exposure.

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“Leverage Ratio” means, at any time, the ratio of (a) Total Indebtedness at such time to (b) EBITDA for the most recently completed Rolling Period. By way of example and for the avoidance of doubt, the Leverage Ratio on the Closing Date shall be equal to the ratio of Total Indebtedness on the Closing Date to EBITDA for the Rolling Period ended on September 30, 2017.

“LIBO Rate Borrowing” means a Borrowing comprised of one or more LIBO Rate Loans.

“LIBO Rate Loan” means a Loan denominated in U.S. Dollars which bears interest at a rate based upon the LIBO Rate.

“LIBO Rate” means, with respect to any LIBO Rate Loan for any Interest Period, either

(a)

the applicable ICE Benchmark Administration Interest Settlement Rate as at 11:45 a.m. London, England time (subject to any intra-day refixing and republication) two Business Days prior to the first day of such Interest Period; or

(b)

if the rate in paragraph (a) of this definition is not available for any particular day, the interest rate per annum offered to the Administrative Agent for London interbank deposits of U.S. Dollars, for delivery in immediately available funds on the first day of such Interest Period, of amounts comparable to the principal amount of the LIBOR Loan to which such LIBOR Rate is to apply with maturities comparable to the Interest Period for which such LIBO Rate will apply as of approximately 11:45 a.m. (London, England time) two Business Days prior to the first day of such Interest Period, and if, in either case, that rate is less than zero, the LIBO Rate shall be deemed to be zero.

“Lien” means any mortgage, deed of trust, lien (statutory or otherwise), deemed trust, pledge, hypothec, hypothecation, encumbrance, charge, security interest, royalty interest or other similar arrangement that secures the payment or performance of an obligation.

“Life of Mine Plan” means, at any time, the most recent annual written plan (in Excel format) summarising a forecast of the construction, development, operation and maintenance of the Escobal Mine, the La Arena Mine, the Shahuindo Mine and the Timmins Mines, and shall cover a detailed mine plan and schedule for ore tonnes and grade, waste movements, treatment schedule, mineral production, capital, operating, and reclamation costs, together with reasonable estimates of cash flows and other costs and expenses (including corporate costs).

“Liquidity” means, at any time, an amount equal to:

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(a)	the Cash Balance, plus

(b)	the excess amount, if any, of the Commitments over the Revolving Credit Exposure.

“Limited Credit Party” means each Credit Party which is incorporated or otherwise organized under the laws of a jurisdiction having restrictions imposed by such jurisdiction’s Governmental Authority on the amount of currency that may be imported into or exported out of such jurisdiction.

“Loan” means any loan made by the Lenders to the Borrower pursuant to this Agreement.

“Loan Documents” means this Agreement, the Security Documents, any Additional Commitment Agreement, the Borrowing Requests and the Agency Fee Letter, together with any other document, instrument or agreement (other than participation, agency or similar agreements among the Lenders or between any Lender and any other bank or creditor with respect to any indebtedness or obligations of any Credit Party (as applicable) hereunder or thereunder) now or hereafter entered into by the Credit Parties in connection with this Agreement (including any document, instrument or agreement with respect to any Secured Hedge Arrangement and Secured Cash Management Services), as such documents, instruments or agreements may be amended, modified or supplemented from time to time.

“Mark-to-Market Exposure” means, in relation to any Person on any date, the amount payable by such Person under a Hedge Arrangement, after taking into account any relevant netting provisions, if such day were an “Early Termination Date” and the “Transaction” were a “Terminated Transaction” in accordance with the payment measure provided for in the 2002 ISDA Master Agreement (Multicurrency-Cross Border) as published by the International Swaps and Derivatives Association, Inc., as amended or replaced from time to time;

“Material Adverse Change” means any event, development or circumstance that has had or could reasonably be expected to have a Material Adverse Effect.

“Material Adverse Effect” means a material adverse effect on (a) the business, assets, operations or condition, financial or otherwise, of the Credit Parties taken as a whole, or (b) the validity or enforceability of any of the Loan Documents, the priority of the Liens created thereby or the rights and remedies of the Administrative Agent and the Lenders thereunder, in each case taken as a whole. For certainty, (i) any event or change resulting from a decrease in the price of commodities generally shall not result in a Material Adverse Effect unless, in the reasonable opinion of the Lenders, such event or change has a materially greater effect on the Credit Parties as compared to other mining companies of similar size operating in one or more of the jurisdictions in which the Credit Parties operate, (ii) the suspension, termination or revocation of, or failure to renew, the Escobal Mine mining license and/or any work stoppage or similar event at the Escobal Mine including, for the avoidance of doubt, the Escobal Mine being placed on care and maintenance, shall not result in a Material Adverse Effect and (iii) any reference in this Agreement to an event or condition “individually or the in the aggregate” shall not serve to modify “taken as a whole” in this definition.

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“Material Indebtedness” means any Indebtedness (other than the Loans and Indebtedness among Credit Parties) of any one or more Credit Parties in an aggregate principal amount exceeding U.S.$25,000,000.

“Material Timmins Mines Property” means, at any time, any:

(a)	freehold interest in real property;

(b)	leasehold interest in real property;

(c)	unpatented mining claims; and

(e)	mining leases and licences;

that are necessary at such time to operate, maintain, repair, own or use the Timmins Mines in accordance with, and as then contemplated by, the Life of Mine Plan with respect to the Timmins Mines.

“Maturity Date” means July 19, 2021.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Income” means, with respect to any period, the net income of the Borrower for such period, determined on a Consolidated basis.

Non-Consenting Lender” means a Lender that has not provided its consent to a waiver of, or amendment to, any provision of the Loan Documents where requested to do so by Borrower or the Administrative Agent if (a) such waiver or amendment requires the consent of all the Lenders, and (b) the Required Lenders have consented to such waiver or amendment.

“Non-Financial Letter of Credit” means any Letter of Credit other than a Financial Letter of Credit.

“Original Closing Date” means August 10, 2015.

“Original Credit Agreement” has the meaning set out in the recitals hereto.

“Other Connection Taxes” means, in respect of the Administrative Agent, any Lender, the Issuing Bank or any other recipient of any payment by or on account of any obligation of the Borrower hereunder, Taxes imposed as a result of a present or former connection between such Person and the jurisdiction imposing such Tax (other than connections arising from such Person having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, exercised or enforced its rights under, engaged in any other transaction pursuant to this Agreement or any other Loan Document, or sold or assigned an interest in this Agreement or any other Loan Document).

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“Participant” has the meaning set out in Section 9.4(5) .

“Party” means a party to this Agreement and reference to a Party includes its successors and permitted assigns and “Parties” means every Party.

“Payment Office” means the Administrative Agent’s office located at [REDACTED] (or such other office or individual as the Administrative Agent may hereafter designate in writing to the other parties hereto).

“Pension Plan” means a pension plan which is or was sponsored, administered or contributed to, or required to be contributed to by, any Credit Party or under which any Credit Party has any actual or contingent liability, other than a pension plan administered by a Governmental Authority.

“Permitted Acquisition” means any Acquisition by any Credit Party:

(a)	where no Default or Event of Default has occurred and is continuing or would be caused thereby;

(b)

which is of a Person carrying on a business which is the same as or related to the business carried on by any Credit Party (or if an asset Acquisition, is of assets used or useful in a business which is the same as or related to the business carried on by any Credit Party);

(c)	where if such Acquisition is an Acquisition of Equity Securities of any Person:

	(i)	having a mining project that is developed, operating and/or being constructed; or

	(ii)	the purchase price for which (taking into account the maximum projected earn- out, if any) is greater than U.S.$75,000,000;

the Administrative Agent will have a full recourse guarantee from, and a first-priority Lien (subject only to Permitted Liens) over the Equity Securities of, such Person; save and except to the extent that such guarantee or such Lien is prohibited by applicable Law.

(d)

in respect of which the Borrower has certified to the Administrative Agent (showing all calculations) that the Borrower will be in compliance with the financial covenants in Section 5.1(11) on a pro forma basis immediately after giving effect to such Acquisition,

(e)	where if such Acquisition is an Acquisition of Equity Securities of any Person, such Person is organized under the laws of a Permitted Jurisdiction;

(f)	where if such Acquisition is not an Acquisition of Equity Securities of any Person, the assets being acquired are located exclusively in one or more Permitted Jurisdictions;

provided that, notwithstanding the foregoing a Hostile Acquisition shall not be a Permitted Acquisition.

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“Permitted Affiliate Indebtedness” means unsecured Indebtedness of a Credit Party to any Affiliate thereof that is subject to a Subordination Agreement.

“Permitted High Yield Indebtedness” means unsecured Indebtedness of the Borrower under high yield notes and/or senior unsecured notes and/or convertible debentures in an aggregate principal amount not exceeding U.S.$500,000,000 at any time outstanding; provided that:

(a)	such Indebtedness is not guaranteed by any Restricted Subsidiary;

(b)	at the time of incurrence thereof, no Default or Event of Default has occurred and is continuing;

(c)

prior to the incurrence thereof, the Administrative Agent shall have received a Compliance Certificate prepared on a pro forma basis after giving effect to the incurrence of such confirming compliance with the financial covenants set out in Section 5.1(11);

(d)	there are no scheduled principal amortization payments (including any sinking fund therefor) on such Indebtedness prior to the maturity date of such Indebtedness;

(e)	such Indebtedness shall have a scheduled maturity date at least one year beyond the Maturity Date in effect as of the date such Indebtedness is advanced; and

(f)

no material terms applicable to such Indebtedness (including the covenants, events of default and subordination provisions thereof, but excluding the pricing thereof or requirement for a rating from a rating agency in respect thereof) are materially less favourable to Borrower than the terms that are applicable hereunder.

“Permitted Jurisdiction” means any country (i) within South America or North America (or any state or province thereof and including, for certainty, Central America) other than Bolivia, Argentina or Venezuela, (ii) the United Kingdom and other members of the European Union that are rated at least “A” by S&P and (iii) Guernsey, Barbados, Australia and Ireland.

“Permitted Liens” means:

(a)	Liens in favour of the Administrative Agent for the benefit of the Secured Parties for the obligations of any Credit Party under or pursuant to the Loan Documents;

(b)	Purchase Money Liens securing Indebtedness and Liens to secure Capital Lease Obligations, in each case to the extent permitted by Section 6.1(1)(e);

(c)	Liens securing Indebtedness permitted by Sections 6.1(1)(f) or 6.1(1)(h);

(d)

with respect to a Permitted Acquisition, Liens securing Indebtedness permitted by Section 6.1(1)(i) (provided that in connection with the Acquisition of Equity Securities of a Target, no Lien is permitted over the Equity Securities of such Target);

(e)

Liens imposed by any Governmental Authority for Taxes not yet due and delinquent or which are being contested in good faith and by appropriate proceedings in compliance with Section 5.1(3), and, during such period during which such Liens are being so contested, such Liens shall not be executed on or enforced against any of the assets of any Credit Party, provided that such Credit Party shall have set aside on its books reserves deemed adequate therefor and not resulting in qualification by auditors;

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(f)

carrier’s, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction and other like Liens arising by operation of applicable Law, arising in the ordinary course of business and securing amounts (i) which are not overdue for a period of more than 30 days, or (ii) which are being contested in good faith and by appropriate proceedings and, during such period during which amounts are being so contested, such Liens shall not be executed on or enforced against any of the assets of any Credit Party, provided that such Credit Party shall have set aside on its books reserves deemed adequate therefor and not resulting in qualification by auditors;

(g)	statutory Liens incurred, or pledges or deposits made, under worker’s compensation, employment insurance and other social security legislation;

(h)

undetermined or inchoate Liens and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with applicable Law or of which written notice has not been duly given in accordance with applicable Law or which although filed or registered, relate to obligations not due or delinquent;

(i)

servitudes, easements, rights-of-way, restrictions and other similar encumbrances on real property imposed by applicable Law or incurred in the ordinary course of business and encumbrances consisting of zoning or building restrictions, easements, licenses, restrictions on the use of property or minor imperfections in title thereto which, in the aggregate, are not material, and which do not in any case materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of any Credit Party;

(j)

Liens of or resulting from any judgment or award, the time for the appeal or petition for rehearing of which shall not have expired, or in respect of which the applicable Credit Party be prosecuting an appeal or proceeding for review in good faith and by appropriate proceedings and in respect of which a stay of execution pending such appeal or proceeding for review shall have been secured;

(k)

the rights reserved to or vested in Governmental Authorities by statutory provisions or by the terms of leases, licenses, franchises, grants or permits, which affect any land, to terminate the leases, licenses, franchises, grants or permits or to require annual or other periodic payments as a condition of the continuance thereof;

(l)

securities to public utilities or to any municipalities or Governmental Authorities or other public authority when required by the utility, municipality or Governmental Authorities or other public authority in connection with the supply of services or utilities to the Credit Parties;

(m)

Liens or covenants restricting or prohibiting access to or from lands abutting on controlled access highways or covenants affecting the use to which lands may be put; provided that such Liens or covenants do not materially and adversely affect the use of the lands by any Credit Party;

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(n)

Liens consisting of royalties payable with respect to any asset or property of the Credit Parties existing as of the Closing Date and listed on Schedule 1.1(B) or otherwise acquired pursuant to a Permitted Acquisition;

(o)

statutory Liens incurred or pledges or deposits made in favour of a Governmental Authority to secure the performance of obligations of any Credit Party under Environmental Laws to which any assets of such Credit Party are subject;

(p)	customary rights of set-off or combination of accounts with respect to deposits and/or accounts;

(q)

Liens on concentrates, minerals or the proceeds of sale of such concentrates or minerals arising or granted pursuant to a processing arrangement entered into in the ordinary course and upon usual market terms, securing the payment of the Borrower’s or any of its subsidiaries’ portion of the fees, costs and expenses attributable to the processing of such concentrates or minerals under any such processing arrangement, but only insofar as such Liens relate to obligations which are at such time not past due or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with GAAP;

(r)	Liens securing Indebtedness permitted pursuant to Section 6.1(1)(n) (provided that no Lien is permitted over the Equity Securities of the Person that so becomes a Credit Party);

(s)	Liens over cash collateral securing Indebtedness permitted by Section 6.1(1)(g); and

(t)	any extension, renewal or replacement of any of the foregoing.

“Person” includes any natural person, corporation, company, limited liability company, trust, joint venture, association, incorporated organization, partnership, Governmental Authority or other entity.

“Post-Closing Requirements” has the meaning set out in Section 5.1(7) .

“Purchase Money Lien” means a Lien taken or reserved in personal property to secure payment of all or part of its purchase price (or to secure financing to fund such purchase price), provided that such Lien (a) secures an amount not exceeding the purchase price of such personal property, (b) extends only to such personal property and its proceeds, and (c) is granted prior to or within 30 days after the purchase of such personal property.

“Quarterly Date” means each of the last day of each of March, June, September , and December in each calendar year.

“Register” has the meaning set out in Section 9.4(3) .

“Reimbursement Obligations” means, at any date, the obligation of the Borrower to reimburse the Administrative Agent for the account of the Issuing Bank for any LC Disbursement.

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“Related Parties” means, with respect to any Person, such Person’s Affiliates and the respective directors, officers, employees, agents and advisors of such Person and of such Person’s Affiliates.

“Release” is to be broadly interpreted and shall include an actual discharge, deposit, spill, leak, pumping, pouring, emission, emptying, injection, escape, leaching, seepage or disposal of a Hazardous Materials which is in breach of any applicable Environmental Laws.

“Required Lenders” means, at any time, Lenders having Commitments representing at least 66[X]% of the sum of the total Revolving Credit Exposures and unused and uncancelled Commitments at such time; provided that (a) from and after the Lender Termination Date, “Required Lenders” means Secured Hedge Counterparties and Secured Cash Management Providers holding Secured Hedge Obligations and Secured Cash Management Obligations representing at least 66[X]% of the sum of all Secured Hedge Obligations and Secured Cash Management Obligations, and (b) if there are only two Lenders having Revolving Credit Exposures and unused and uncancelled Commitments at such time, “Required Lenders” shall mean both such Lenders.

“Responsible Officer” means, with respect to any Person, the chairman, the president, any vice president, the chief executive officer, the chief operating officer, general counsel or secretary, and, in respect of financial or accounting matters, any chief financial officer, principal accounting officer, treasurer or controller of such Person.

“Restricted Payment” means, with respect to any Person, any payment by such Person (whether in cash or in kind, and whether by way of actual payment, set-off, counterclaim or otherwise):

(a)	of any dividend, distribution or return of capital with respect to its Equity Securities;

(b)	on account of the purchase, redemption, retirement or other acquisition of any of its Equity Securities or any warrants, options or similar rights with respect to its Equity Securities;

(c)	of any principal of or interest or premium on any Subordinated Indebtedness of such Person;

(d)	of any management, consulting or similar fee or any bonus payment or comparable payment, or by way of gift or other gratuity, to

(i)

any director or officer of such Person (but excluding ordinary course wages, bonuses and severance paid in the ordinary course of business and consistent with past practice or prudent industry practice); and

(ii) any Affiliate of such Person or director or officer thereof; or

(e)	for the purpose of setting apart any property for a sinking, defeasance or other analogous fund for any of the payments referenced above.

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“Restricted Subsidiary” means any Subsidiary that has any right, title or interest, whether direct or indirect, in the La Arena Mine, the Shahuindo Mine or the Timmins Mines or any part thereof.

“Revolving Credit” means the revolving credit facility established pursuant to the Commitments of the Lenders.

“Revolving Credit Exposure” means, with respect to any Lender at any time, the sum of (a) the outstanding principal amount of such Lender’s Loans at such time, and (b) such Lender’s LC Exposure at such time.

“Rolling Period” means each Fiscal Quarter taken together with the three immediately preceding Fiscal Quarters.

“S&P” means Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc.

“Saleable Product” means all present and future mineral production (including without limitation gold or silver bearing material, dore bullion and refined gold or silver) mined, extracted, and derived from the La Arena Mine or Shahuindo Mine, as applicable.

“Sanctioned Country” means, at any time, a country or state (or subdivision thereof) which is itself the subject or target of any Sanctions.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by any Governmental Authority having jurisdiction over the Borrower or any of its Subsidiaries (including the U.S. government and those sanctions or trade embargoes administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State).

“Sanctioned Person” means, at any time, (a) any Person listed or designated as such (or the equivalent thereof) on any list maintained by any Governmental Authority in respect of any Sanction, (b) any Person operating, organized or resident in a Sanctioned Country, or (c) any Person that, to the knowledge of the Borrower or any of its Subsidiaries, after due inquiry, is owned or controlled by any such Person or Persons described in the foregoing clauses (a) or (b).

“Scotia Peru” means Scotiabank Del Perú S.A.A.

“Scotia Peru Accounts” means (a) account no. [REDACTED] held by La Arena S.A. with Scotia Peru and (b) account no. [REDACTED] held by Shahuindo SAC with Scotia Peru.

“Secured Cash Management Obligations” means all indebtedness arising under or in connection with any Secured Cash Management Services.

“Secured Cash Management Provider” means any Lender in its capacity as a provider of Cash Management Services. For the avoidance of doubt, a Person that ceases to be a Lender (other than upon a Lender Termination Date) shall cease to be a Secured Cash Management Provider.

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“Secured Cash Management Service” means any Cash Management Service provided by a Secured Cash Management Provider to a Credit Party.

“Secured Hedge Collateralization” means either (a) providing cash collateral (pursuant to documentation reasonably satisfactory to Administrative Agent) to be held by Administrative Agent for the benefit of providers of the Secured Hedge Counterparties in an amount equal to 100% of the then existing Secured Hedge Obligations (after taking into account all amounts owed by the counterparty to such Person in accordance with normal market practices (using the mark-to-market method whenever applicable)) or (b) providing Administrative Agent with a standby letter of credit, in form and substance reasonably satisfactory to Administrative Agent, from a commercial bank reasonably acceptable to Administrative Agent in an amount equal to 100% of the then existing Secured Hedge Obligations (after taking into account all amounts owed by the counterparty to such Person in accordance with normal market practices (using the mark-to-market method whenever applicable)).

“Secured Hedge Arrangement” means any Hedge Arrangement between a Credit Party and Person that is a Lender or Lender Affiliate at the time such Hedge Arrangement is entered into. For the avoidance of doubt, any Hedge Arrangement entered into by a Credit Party with a Person (a) prior to such Person becoming a Lender or Lender Affiliate, or (b) after such Person ceases to be a Lender or Lender Affiliate, shall not be a Secured Hedge Arrangement.

“Secured Hedge Counterparty” means any Person party to Secured Hedge Arrangement other than a Credit Party, in such Person’s capacity as a party thereto. For the avoidance of doubt, a Person shall remain a Secured Hedge Counterparty with respect to a Secured Hedge Arrangement if it ceases to be a Lender or Lender Affiliate.

“Secured Hedge Obligations” means all indebtedness arising under or in connection with any Secured Hedge Arrangement. The Secured Hedge Obligations owing to a Secured Hedge Counterparty shall be calculated on an aggregate net basis after taking into account all amounts owed by such Secured Hedge Counterparty to the Credit Parties under its Secured Hedge Arrangements in accordance with normal market practices (using the mark-to-market method whenever applicable). For the avoidance of doubt, amounts owing to or from a Person under Hedge Arrangements that are not Secured Hedge Arrangements shall not be taken into account in calculating Secured Hedge Obligations.

“Secured Liabilities” means all present and future indebtedness, liabilities and obligations of any and every kind, nature and description (whether direct or indirect, joint or several, absolute or contingent, mature or unmatured) of the Credit Parties to the Secured Parties under, in connection with or with respect to the Loan Documents (including Secured Cash Management Obligations and Secured Hedge Obligations), and any unpaid balance thereof.

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“Secured Parties” means the Administrative Agent, the Lenders, the Secured Hedge Counterparties and the Secured Cash Management Providers.

“Security Documents” means the agreements or instruments described or referred to in Schedule 1.1(A), Schedule 5.1(7) or Section 5.1(10) (including, to the extent such Section describes an amendment, the agreement or instrument amended thereby) and any and all other agreements or instruments now or hereafter executed and delivered by any Credit Party as security (including by way of guarantee) for the payment or performance of all or part of the Secured Liabilities, as any of the foregoing may have been, or may hereafter be, amended, modified or supplemented.

“Shahuindo SAC Pledge Agreement” has the meaning specified in Section 5.1(10)(c) .

“Shahuindo Mine” means the gold mine complex of Shahuindo S.A.C. located approximately 30 km north of the La Arena Mine, commonly known as the “Shahuindo Mine”, and all assets, property and undertaking used, intended for use in, or forming part of, such complex.

“Subordinated Indebtedness” means (i) Permitted High Yield Indebtedness, (ii) Permitted Affiliate Indebtedness, and (iii) other Indebtedness that is subject to a Subordination Agreement.

“Subordination Agreement” means a subordination agreement in favour of the Administrative Agent substantially in the form attached hereto as Exhibit D or in such other form as is acceptable to the Administrative Agent, acting reasonably.

“subsidiary” means, with respect to any Person (the “parent”) at any date, any other Person (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held, or (b) that is, as of such date, otherwise Controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.

“Subsidiary” means any subsidiary of the Borrower.

“Sulfide Project” means the study and potential development of the sulfide Cu-Au deposit, also known as La Arena Phase II Project, located on the East side of the current oxide pit in La Arena Mine.

“Swap Obligation” means any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act.

“Tangible Net Worth” means, for the Borrower on a Consolidated basis, the excess of its total assets over its total liabilities; provided that the determination of such total assets shall exclude all assets that are treated as intangibles under GAAP.

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“Target” means, with respect to any Acquisition, the Person whose shares or assets (or both) are proposed to be acquired.

“Taxes” means all present and future taxes, charges, fees, levies, imposts, duties, deductions, withholdings and other assessments of any kind, including all income, sales, use, goods and services, harmonized sales, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, or similar charges in the nature of a tax, including Canada Pension Plan and provincial pension plan contributions, unemployment insurance payments and workers’ compensation premiums, together with any instalments with respect thereto, and any interest, fines and penalties with respect thereto, imposed by any Governmental Authority (including federal, regional, state, provincial, municipal and foreign Governmental Authorities), and whether disputed or not.

“Termination Date” means the first date on which:

(a)	the Lender Termination Date shall have occurred;

(b)	subject to clause (d)(iii) below, in the case of Secured Hedge Obligations, Secured Hedge Collateralization shall have been provided,

(c)

the Administrative Agent shall have received cash collateral in order to secure any other contingent Secured Liabilities (other than the Secured Cash Management Obligations) for which a claim or demand for payment has been made on or prior to such time, such cash collateral to be in such amount as Administrative Agent reasonably determines is appropriate to secure such contingent Secured Liabilities; and

(d)

the payment or repayment in full in immediately available funds of all other outstanding Secured Liabilities (including the payment of any termination amount then applicable (or which would or could become applicable as a result of the repayment of the other Secured Liabilities) under Secured Hedge Arrangements) other than (i) unasserted contingent indemnification Secured Liabilities, (ii) the Secured Cash Management Obligations and (iii) any Secured Hedge Obligations, that, at such time, are allowed by the provider to remain outstanding without being required to be repaid or collateralized under Secured Hedge Collateralization.

“Timmins Mines” means, collectively, the gold mine complexes of Lake Share Gold Corp. located (i) approximately 18 kilometers west of Timmins, Ontario commonly known as the “Timmins West Mine”, and (ii) approximately 20 kilometers north-east of Timmins, Ontario commonly known as the “Bell Creek Mine”, and all assets, property and undertaking used, intended for use in, or forming part of, such complexes.

“Total Indebtedness” means, at any time, the aggregate amount of Indebtedness of the Borrower at such time, determined on a Consolidated basis.

“Transactions” means the execution, delivery and performance by the Credit Parties of the Loan Documents, the borrowing of Loans and the use of the proceeds thereof, and the issuance of Letters of Credit.

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“Type”, when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Base Rate or the LIBO Rate or whether such Borrowing takes the form of a Letter of Credit.

“U.S. Dollars” and “U.S.$” refer to lawful money of the United States of America.

“Wholly-Owned Subsidiary” of a Person means any subsidiary of such Person of which securities (except for directors’ qualifying shares) or other ownership interests representing 100% of the equity or 100% of the ordinary voting power or 100% of the general partnership or membership interests are, at the time any determination is being made, owned, controlled or held by such Person or one or more subsidiaries of such Person or by such Person and one or more subsidiaries of such Person.

1.2      Classification of Loans and Borrowings.

            For purposes of this Agreement, Loans may be classified and referred to by class (e.g., a “Loan”) or by Type (e.g., a “LIBO Rate Loan”) or by class and Type (e.g., a “LIBO Loan”).

1.3      Terms Generally.

            The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “or” is disjunctive; the word “and” is conjunctive. The words “to the knowledge of” means, when modifying a representation, warranty or other statement of any Person, that the fact or situation described therein is known by such Person (or, in the case or a Person other than a natural Person, known by the Responsible Officer of such Person) making the representation, warranty or other statement, or with the exercise of reasonable due diligence under the circumstances (in accordance with the standard of what a reasonable Person in similar circumstances would have done) would have been known by such Person (or, in the case of a Person other than a natural Person, would have been known by such Responsible Officer of such Person). For the purposes of determining compliance with or measuring status under any cap, threshold or basket hereunder denominated in U.S. Dollars, reference shall be had to the Equivalent Amount of any portion of the underlying component that is not denominated in U.S. Dollars. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, restated or replaced (subject to any restrictions on such modifications set out herein), (b) any reference herein to any statute or any section thereof shall, unless otherwise expressly stated, be deemed to be a reference to such statute or section as amended, restated or re-enacted from time to time, (c) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (d) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (e) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, and (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement. Any reference herein to an action, document or other matter or thing being “satisfactory to the Lenders”, “to the Lenders’ satisfaction” or similar phrases, shall mean that such action, document, matter or thing must be satisfactory to Lenders constituting the Required Lenders, unless it is described in Section 9.2(2) (a-h), hereof, in which case it must be satisfactory to each Lender whose consent is required under the applicable clause.

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1.4      Accounting Terms; GAAP.

            Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP. Except as otherwise expressly provided herein, all calculations of the components of the financial information for the purposes of determining compliance with the financial ratios and financial covenants contained herein shall be made on a basis consistent with GAAP in existence as at the Closing Date and used in the preparation of the Consolidated financial statements of the Borrower referred to in Section 5.1(1) . In the event of a change in GAAP, the Borrower and the Administrative Agent shall negotiate in good faith to revise (if appropriate) such ratios and covenants to give effect to the intention of the parties under this Agreement as at the Closing Date, and any new financial ratio or financial covenant shall be subject to approval by the Required Lenders. Until the successful conclusion of any such negotiation and approval by the Required Lenders, (a) all calculations made for the purpose of determining compliance with the financial ratios and financial covenants contained herein shall be made on a basis consistent with GAAP in existence immediately prior to such adoption or change, and (b) financial statements delivered pursuant to Section 5.1(1) shall be accompanied by a reconciliation showing the adjustments made to calculate such financial ratios and financial covenants. Any financial ratios required to be maintained by the Borrower pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed in this Agreement and rounding the result up or down to the nearest number (with a round-up if there is no nearest number) to the number of places by which such ratio is expressed in this Agreement. The Borrower shall not change the framework adopted under International Financial Reporting Standards.

1.5      Time.

            All time references herein shall, unless otherwise specified, be references to local time in Toronto, Ontario. Time is of the essence of this Agreement and the other Loan Documents.

1.6      Permitted Liens.

            Any reference in any of the Loan Documents to a Permitted Lien is not intended to subordinate or postpone, and shall not be interpreted as subordinating or postponing, or as any agreement to subordinate or postpone, any Lien created by any of the Loan Documents to any Permitted Lien.

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1.7      Amendment and Restatement

            (1)        This Agreement is an amendment and restatement of the First Amended and Restated Credit Agreement and is not a novation of the First Amended and Restated Credit Agreement. This Agreement reflects amendments to the First Amended and Restated Credit Agreement that have been agreed upon by the parties thereto, and has been restated solely for the purposes of incorporating such amendments in a consolidated format.

            (2)        All references to the “Credit Agreement” or similar references to the Original Credit Agreement or the First Amended and Restated Credit Agreement in any of the other Loan Documents shall mean and be a reference to this Agreement, as it may be amended, supplement, restated or replaced from time to time, without any requirement to amend such Loan Documents.

            (3)        All Secured Liabilities under the Original Credit Agreement and the First Amended and Restated Credit Agreement shall be continuing with only the terms thereof being modified as provided in this Agreement, and this Agreement shall not evidence or result in a novation of such Secured Liabilities. Specifically, all First Amended and Restated Accommodation will be deemed to be outstanding under the Revolving Credit, and will be subject to the terms of this Agreement. Interest and fee pricing with respect to First Amended and Restated Accommodation and First Amended and Restated Commitments for any period prior to the Closing Date shall be as set out in the First Amended and Restated Credit Agreement. Interest and fee pricing with respect to First Amended and Restated Accommodation from and after the Closing Date shall be as set out in this Agreement; provided that that no adjustment shall be made with respect to any acceptance fee collected prior to the Closing Date.

            (4)        Immediately after the closing on the Closing Date, the Administrative Agent shall make all usual and customary adjustments to ensure that all First Amended and Restated Accommodation is outstanding in accordance with the rateable portion of each Lender’s Commitment under this Agreement, and each Lender agrees to take all actions as are necessary to give effect to such adjustments, including, without limitation, advancing amounts to the Administrative Agent for the benefit of the First Amended and Restated Lenders.

            (5)        The Borrower hereby represents, warrants and confirms to the Administrative Agent and each Lender that as of the Closing Date:

(a)

its guarantees and indemnities contained in the Loan Documents other than this Agreement continue in full force and effect in accordance with their terms notwithstanding this Agreement and the amendments effected hereby;

(b)	that such guarantees and indemnities extend to the liabilities and obligations of the Borrower under this Agreement;

(c)

the Security Documents provided by the Borrower and the Liens granted thereunder continue in full force and effect in accordance with their terms notwithstanding this Agreement and the amendments effected hereby; and

(d)

the secured liabilities described in such Security Documents include indebtedness, liabilities and obligations arising under or in relation to this Agreement, and the Liens granted thereunder extend thereto.

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ARTICLE 2
THE CREDITS

2.1      Commitments.

            (1)        Revolving Credit. Subject to the terms and conditions set forth herein, each Lender commits to make Loans to the Borrower from time to time during the period commencing on the Closing Date and ending on the Maturity Date in an outstanding aggregate principal amount equal to the amount set forth beside such Lender’s name in Schedule 2.1 under the heading “Commitment”; provided that a Lender shall not be required to extend further credit hereunder if such extension would result in (a) such Lender’s Revolving Credit Exposure exceeding such Lender’s Commitment or (b) the aggregate Revolving Credit Exposures exceeding the aggregate Commitments. Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrower may borrow, repay and reborrow Loans.

            (2)        Additional Commitments.

(a)

Subject to the terms and conditions hereof, at any time after the Closing Date and prior to Maturity Date, provided that no Event of Default has occurred and is continuing and that the Borrower is in pro forma compliance with the financial covenants in Section 5.1(1) (assuming the full incurrence and application of the new Indebtedness in question), the Borrower may request that the Lenders or any other Persons provide additional Commitments (each, an “Additional Commitment”) which shall serve to increase the aggregate existing Commitments, such that further Borrowings under the Revolving Credit become available thereunder upon identical terms and conditions.

(b)

Any Additional Commitment shall be documented pursuant to an Additional Commitment Agreement and executed by the Borrower, the Person providing the Additional Commitment (the “Additional Lender”) and the Administrative Agent. Upon satisfaction of the conditions precedent set out therein, the Additional Commitment in question shall become effective, and (i) the Administrative Agent shall promptly notify each Lender as to such agreement, and (ii) Schedule 2.1 shall be deemed to be modified accordingly.

(c)	Notwithstanding anything to the contrary in this Agreement:

(i)

no Additional Commitment shall require the consent of any Lender other than the Additional Lender in question, but each Additional Commitment shall require the approval of the Administrative Agent and the Issuing Bank, not to be unreasonably withheld;

	(ii)	no Lender shall have any obligation to acquire any Additional Commitment unless it agrees to do so in its sole discretion;

	(iii)	no Lender shall have the right to acquire any Additional Commitment or receive prior notice thereof, regardless of the fact that its share in the aggregate Commitments is reduced thereby;

	(iv)	the aggregate amount of all Additional Commitments shall not exceed U.S.$25,000,000;

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(v)	no amount of Additional Commitments requested at any one time shall be less than U.S.$10,000,000; and

(vi)

the Borrower may pay such up-front, arrangement or other fees as may be agreed by the Administrative Agent and any Additional Lender in connection with the provision by such Additional Lender of an Additional Commitment;

(d)

For greater certainty, any Additional Lender shall be entitled to share pro rata in any prepayments made by the Borrower pursuant to Section 2.9, and the obligations of the Credit Parties under any such Additional Commitment shall be secured pari passu with the other obligations of the Credit Parties under the Security Documents.

2.2      Loans and Borrowings.

            (1)        Loans. Each Loan shall be made as part of a Borrowing consisting of Loans made by the Lenders rateably based upon their Applicable Percentages. The failure of any Lender to make any Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided that the Commitments of the Lenders are several and no Lender shall be responsible for any other Lender’s failure to make Loans as required.

            (2)        Composition of Borrowings. Each Borrowing shall be comprised entirely of Base Rate Loans, LIBO Rate Loans or Letters of Credit as the Borrower may request in accordance herewith.

            (3)        Amount of Borrowings. At the commencement of each Interest Period for any LIBO Rate Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of U.S$1,000,000 and not less than U.S.$5,000,000. At the time that each Base Rate Borrowing is made, such Borrowing shall be in an aggregate amount that is an integral multiple of U.S.$1,000,000 and not less than U.S.$5,000,000; provided that any Borrowing may be in an aggregate amount that is equal to the entire unused balance of the total applicable Commitments and any Base Rate Borrowing may be in an aggregate amount that is required to finance the reimbursement of an LC Disbursement. Borrowings of more than one Type and class may be outstanding at the same time; provided that there shall not at any time be more than a total of ten Interest Periods with different dates outstanding.

            (4)        Repayments. Each repayment of Loans shall be in a minimum amount equal to the lesser of (a) U.S.$1,000,000, and (b) the aggregate principal amount of Loans outstanding at such time. Subject to Section 2.13, the Borrower shall be entitled to prepay all or any portion of the outstanding Loans at any time, without penalty, provided that not less than five days’ prior written notice is given to the Administrative Agent of the proposed prepayment. Any such notice shall be irrevocable and shall specify (a) the date on which the prepayment is to take place, and (b) the type and principal amount of the Loan or the portion thereof which is to be prepaid.

2.3      Requests for Borrowings.

            (1)        Requesting a Borrowing. To request a Borrowing the Borrower shall notify the Administrative Agent of such request in writing substantially in the form of Exhibit A (each, a “Borrowing Request”) (a) in the case of a LIBO Rate Borrowing, not later than 11:00 a.m. (Vancouver time) three Business Days before the date of the proposed Borrowing, or (b) in the case of a Base Rate Borrowing, not later than 11:00 a.m. (Vancouver time), one Business Day before the date of the proposed Borrowing; provided that any such notice of a Base Rate Borrowing to finance a Reimbursement Obligation shall not be given later than 1:00 p.m. (Vancouver time) on the date of the proposed Borrowing. Each Borrowing Request shall be irrevocable. The Administrative Agent and each Lender are entitled to rely and act upon any Borrowing Request given or purportedly given by the Borrower, and the Borrower hereby waives the right to dispute the authenticity and validity of any such request or resulting transaction once the Administrative Agent or any Lender has advanced funds based on such Borrowing Request. Each Borrowing Request shall specify the following information:

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(i)	the aggregate amount of each requested Borrowing;

(ii)	the date of such Borrowing, which shall be a Business Day;

(iii)	whether such Borrowing is to be a Base Rate Borrowing, a LIBO Rate Borrowing or a Letter of Credit;

(iv)	in the case of a LIBO Rate Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term “Interest Period”; and

(v)	the location and number of the Borrower’s account to which funds are to be disbursed.

            (2)        Default Terms. If no election as to the Type of Borrowing is specified, then the requested Borrowing shall be a Base Rate Borrowing. If no Interest Period is specified with respect to any requested LIBO Rate Borrowing, then, subject to Section 2.3(4) below, the Borrower shall be deemed to have selected an Interest Period of one month’s duration. Promptly following receipt of a Borrowing Request in accordance with Section 2.3, the Administrative Agent shall advise each Lender of the details thereof and of the amount of such Lender’s Loan to be made as part of the requested Borrowing.

            (3)        Conversion or Rollover of Borrowings. Each Borrowing initially shall be of the Type specified in the applicable Borrowing Request. Thereafter, the Borrower may elect to convert a Borrowing to a different Type or to rollover such Borrowing and, in the case of a LIBO Rate Borrowing, may elect a new Interest Period therefor. The Borrower may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated rateably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing. To make an election pursuant to this Section 2.3(3), the Borrower shall notify the Administrative Agent of such election by the time that a Borrowing Request would be required under Section 2.3(1) if the Borrower were requesting a Borrowing of the Type resulting from such election to be made on the effective date of such election. Each such request shall be irrevocable. In addition to the information specified in Section 2.3(1), each written Borrowing Request shall specify the Borrowing to which such request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing. Notwithstanding the foregoing, the Borrower is not entitled to elect a new Interest Period in respect of a LIBOR Borrowing, or to convert a Base Rate Loan into a LIBOR Borrowing, if a Default has occurred and is continuing.

            (4)        Deemed Election to Convert. In the absence of an election delivered in accordance with Section 2.3(3) with regard to outstanding LIBO Rate Borrowings, the Borrower shall be deemed to have elected to rollover such LIBO Rate Borrowings on the last day of the relevant Interest Period to a LIBO Rate Borrowing with an Interest Period of 30 days as though such an election had been given by the Borrower in accordance with Section 2.3(3) .

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2.4      Funding of Borrowings.

            (1)        Funding. Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds by 12:00 noon (Vancouver time), to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Lenders. The Administrative Agent shall make such Loans available to the Borrower by promptly crediting the amounts so received, in like funds, to an account of the Borrower maintained with the Administrative Agent and designated by the Borrower in the applicable Borrowing Request; provided that Loans made to finance the reimbursement of an LC Disbursement as provided in Section 2.18 shall be remitted by the Administrative Agent to the Issuing Bank.

           (2)        Each Lender’s Share of Borrowing. Unless the Administrative Agent has received written notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with Section 2.4(1) and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the Administrative Agent shall seek repayment of such corresponding amount from the applicable Lender and the applicable Lender agrees to pay such amounts to the Administrative Agent (including all reasonable costs and expenses associated with such Lender’s failure to pay in accordance with this Agreement); provided that where such Lender becomes a Defaulting Lender, including as a result of such failure to pay, the Borrower shall, on two Business Days notice from the Administrative Agent, repay such corresponding amount to the Administrative Agent. The applicable Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand, in accordance with this Section 2.4(2) such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at the rate applicable to the Type of Borrowing. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender’s Loan included in such Borrowing. Any payment by a Borrower shall be made without prejudice to any claim the Borrower may have against such Lender.

2.5      Interest and Acceptance Fees.

            (1)        Interest. The Loans comprising each Base Rate Borrowing shall bear interest (computed on the basis of the actual number of days elapsed over a year of 365 days or 366 days, as the case may be) at a rate per annum equal to the Base Rate plus the Applicable Margin from time to time in effect. The Loans comprising each LIBO Rate Borrowing shall bear interest (computed on the basis of the actual number of days in the relevant Interest Period over a year of 360 days) at the LIBO Rate for the Interest Period in effect for such LIBO Rate Borrowing plus the Applicable Margin.

            (2)        Before and After Judgment Interest. Notwithstanding the foregoing, if a Default or an Event of Default shall have occurred and be continuing, the Loans shall bear interest, after as well as before judgment:

(a)

subject to Section 2.5(2)(b), at a rate per annum equal to 2% plus the rate otherwise applicable to such Loan or, in the case of any amount not constituting principal or interest on a Loan, at a rate equal to 2% plus the rate otherwise applicable to Base Rate Loans;

(b)

if (i) a Security Document creates a mortgage on real property or a hypothec on immovables, or (ii) the rate provided for in Section 2.5(2)(a) is otherwise determined to be unenforceable, then, in either case, at a rate per annum equal to the rate otherwise applicable to such Loan or, in the case of any amount not constituting principal or interest on a Loan, at a rate equal to the rate otherwise applicable to Base Rate Loans;

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provided that, without limiting the effect of Section 2.5(2)(b)(ii), nothing in Section 2.5(2)(b)(ii) shall preclude the operation of Section 2.5(2) where:

(c)	a Security Document that creates a mortgage on real property or a hypothec on immovables also creates a Lien on other property and assets; or

(d)	the principal of or interest on any Loan or any fee or other amount payable by the Borrower hereunder is also secured by a Lien other than a mortgage on real property or a hypothec on immovables.

            (3)        Accrued Interest. Accrued interest on each Loan shall be payable in arrears on each applicable Interest Payment Date and upon termination of the Commitments. In addition, in the event of any repayment or prepayment of any Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment. Interest on overdue amounts shall be payable upon demand.

            (4)        Days Interest Payable. All interest hereunder shall be payable for the actual number of days elapsed (including the first day but excluding the last day). Any Loan that is repaid on the same day on which it is made shall bear interest for one day. The applicable Base Rate or LIBO Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

            (5)        Yearly Rate of Interest. For the purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or any fee to be paid hereunder or in connection herewith is to be calculated on the basis of a 360-day or 365-day year, the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 or 365, as applicable. The rates of interest under this Agreement are nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement.

            (6)        Criminal Interest. If any provision of this Agreement would oblige the Borrower to make any payment of interest or other amount payable to any Lender in an amount or calculated at a rate which would be prohibited by applicable Law or would result in a receipt by that Lender of “interest” at a “criminal rate” (as such terms are construed under the Criminal Code (Canada)), then, notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by Law or so result in a receipt by that Lender of “interest” at a “criminal rate”, such adjustment to be effected, to the extent necessary (but only to the extent necessary), as follows:

(a)	first, by reducing the amount or rate of interest to be paid to the affected Lender under Section 2.5; and

(b)

thereafter, by reducing any fees, commissions, costs, expenses, premiums and other amounts required to be paid to the affected Lender which would constitute interest for purposes of section 347 of the Criminal Code (Canada).

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            (7)        Reconciliation for Additional Interest and Fees. Notwithstanding anything to the contrary contained in this Agreement, if, as a result of any restatement or other adjustment to the financial statements delivered under this Agreement (including any adjustment to unaudited financial statements as a result of subsequent audited financial statements) or for any other reason, the Borrower or the Lenders determine that the Leverage Ratio as of any applicable date was inaccurate such that the Applicable Margin applicable to any Loans or any fees for any period were lower than would otherwise be the case, then the Borrower shall immediately and retroactively be obligated to pay to the Administrative Agent for the account of the applicable Lenders, promptly on demand by the Administrative Agent (or, if an Event of Default pursuant to Sections 7.1(g), 7.1(h) or 7.1(i) shall have occurred and be continuing, automatically and without further action by the Administrative Agent), an amount equal to the excess of the amount of interest and fees that should have been paid by the Borrower for such period over the amount of interest and fees actually paid by the Borrower for such period, plus interest on such amount at the rate otherwise applicable herein.

2.6      Termination and Reduction of Commitments; Extensions.

            (1)        Maturity Dates. Unless previously terminated in accordance with the terms of this Agreement, the Commitments shall terminate on the Maturity Date.

            (2)        Cancellation of Unused Credit. The Borrower may, upon five Business Days prior written notice to the Administrative Agent, permanently cancel any unused portion of the Revolving Credit, without penalty. The Administrative Agent shall promptly notify each Lender of the receipt by the Administrative Agent of any such notice. Any such cancellation shall be applied rateably in respect of the Commitments of each Lender. Each notice delivered by the Borrower pursuant to this Section 2.6(2) shall be irrevocable.

2.7      Repayment of Loans.

            The Borrower hereby unconditionally promises to pay to the Administrative Agent for the account of the Lenders the outstanding principal amount of the Loans on the Maturity Date.

2.8      Evidence of Debt.

            (1)        Accounts of Indebtedness. Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the Indebtedness of the Borrower to such Lender resulting from each Borrowing made by such Lender hereunder, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

            (2)        Account Details. The Administrative Agent shall maintain accounts in which it shall record (a) the amount of each Borrowing made hereunder, the class and Type thereof and, in the cases of LIBO Rate Loans, the relevant Interest Period, applicable thereto, (b) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder, and (c) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof.

            (3)        Accounts Conclusive. The entries made in the accounts maintained pursuant to Sections 2.8(1) and (2) shall be prima facie evidence (absent manifest error) of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay the Borrowings in accordance with the terms of this Agreement. In the event of a conflict between the records maintained by the Administrative Agent and any Lender, the records maintained by the Administrative Agent shall govern.

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2.9        Prepayments.

            (1)        Insurance Proceeds. In the event of an Asset Disposition by any Credit Party resulting in Insurance Proceeds in excess of $10,000,000 in respect of any one such disposition, the Borrower shall, within 10 Business Days of receipt of such Insurance Proceeds, repay (by payment to the Administrative Agent for the account of the Lenders) an aggregate principal amount of Loans equal to the lesser of:

(i)	the amount of such Insurance Proceeds; and

(ii)	the aggregate amount of Loans outstanding at such time,

and the Commitments shall be permanently reduced by the amount set out in (i) above; provided that this prepayment and permanent reduction requirement shall not apply to any portion of such Insurance Proceeds used by a Credit Party to purchase replacement assets within one year of receipt thereof if, promptly after such receipt, the Borrower has notified the Administrative Agent of its intention to apply them in such manner.

            (2)        General. Any amount required to be prepaid on a date pursuant to Section 2.9 shall be due and payable together with any amount payable pursuant to Section 2.13 and accrued interest to such date on such amount in accordance with Section 2.5(3) .

2.10      Fees.

            (1)        Standby Fees. The Borrower shall pay to the Administrative Agent for the account of and distribution to each Lender in accordance with its Applicable Percentage a standby fee for the period commencing on the Closing Date to and including the Maturity Date (or such earlier date as the Commitments shall have been terminated entirely) computed at a rate per annum equal to the Applicable Margin on the excess amount of the Commitments over the Revolving Credit Exposure. Such standby fee shall be (a) payable in arrears on each Quarterly Date, commencing on the first Quarterly Date to occur after the Closing Date, and on the date on which the Commitments terminate, and (b) computed daily on the basis of a year of 365 or 366 days, as the case may be, and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

            (2)        Participation and Fronting Fees. The Borrower shall pay:

(a)

to the Administrative Agent for the account of each Lender a participation fee with respect to its participations in Letters of Credit, which fee shall accrue at the Applicable Margin for Letters of Credit on the daily amount of such Lender’s LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements); and

(b)

to the Issuing Bank a fronting fee at such rate as may be agreed in writing by the Borrower and the Issuing Bank, which fee shall accrue on the daily amount of the LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements and that portion of the LC Exposure attributable to the LC Issuer), as well as the Issuing Bank’s standard fees with respect to the issuance, amendment, renewal or extension of any Letter of Credit or processing of drawings thereunder.

Participation fees and fronting fees shall be (a) payable quarterly in arrears on the first Business Day of each calendar quarter and on the date on which the Commitments terminate, and (b) computed daily on the basis of a year of 365 days or 366 days, as the case may be, and shall be payable for the actual number of days elapsed (including the first day but excluding the last day). Participations and fronting fee accruing after the date on which the Commitments terminate shall be payable on demand.

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            (3)        Fees to Administrative Agent. The Borrower shall pay to the Administrative Agent, for its own account, fees payable in the amounts and at the times separately agreed upon in the Agency Fee Letter.

            (4)        [REDACTED]

            (5)        Payment of Fees. All fees payable hereunder shall be paid on the dates due, in immediately available funds, to the Administrative Agent (or to the Issuing Bank or the Co-Lead Arrangers, as applicable, in the case of fees payable to any of them) for distribution, in the case of standby, participation and upfront fees, to the Lenders. Fees paid shall not be refundable except in the case of manifest error in the calculation of any fee payment.

2.11      Alternate Rate of Interest.

            If prior to the commencement of any Interest Period for a LIBO Rate:

(a)	the Administrative Agent determines, acting reasonably, that adequate and reasonable means do not exist for ascertaining the LIBO Rate for such Interest Period; or

(b)	the Administrative Agent is advised by a Lender, acting reasonably, that:

(i) the LIBO Rate for such Interest Period will not adequately and fairly reflect the cost to such Lender of making or maintaining LIBO Rate Loans included in such Borrowing for such Interest Period;

then the Administrative Agent shall give written notice thereof to the Borrower and the Lenders as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, (A) any Borrowing Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a LIBO Rate Borrowing shall be ineffective, and (B) if any Borrowing Request requests a LIBO Rate Borrowing, such Borrowing shall be made as a Base Rate Borrowing; provided that if the circumstances giving rise to such notice do not affect all the Lenders, then requests by the Borrower for LIBO Rate Borrowings may be made to Lenders that are not affected thereby.

2.12      Increased Costs; Illegality.

            (1)        Compensation for Increased Costs. If any Change in Law shall:

(a)	impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender; or

(b)	impose on any Lender or the Issuing Bank or the London interbank market any other condition affecting this Agreement (other than the imposition on any Lender of any Excluded Tax),

and the result of any of the foregoing is to increase the cost to such Lender of making or maintaining any Loan (or of maintaining its obligation to make any such Loan) or to increase the cost to such Lender or the Issuing Bank of participating in, issuing or maintaining any Letter of Credit or to reduce the amount of any sum received or receivable by such Lender or the Issuing Bank hereunder (whether of principal, interest or otherwise), then, upon delivery of the certificate as set out in Section 2.12(3), the Borrower shall pay to such Lender or the Issuing Bank, as the case may be and in accordance with Section 2.12(3), such additional amount or amounts as will compensate such Lender or the Issuing Bank, as the case may be, for such additional costs incurred or reduction suffered. Notwithstanding the foregoing, the Borrower shall not be liable to compensate any Lender for any such increased cost occurring more than 120 days before receipt by the Borrower of the certificate setting forth such increased costs in accordance with Section 2.12(3) .

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            (2)        Compensation for Reduced Rate of Return. If any Lender or the Issuing Bank determines that any Change in Law regarding capital requirements has or would have the effect of reducing the rate of return on such Lender’s or the Issuing Bank’s capital or on the capital of such Lender’s holding company or the Issuing Bank’s holding company, if any, as a consequence of this Agreement or the Loans made by, or participations in Letters of Credit held by such Lender, or the Letters of Credit issued by the Issuing Bank, to a level below that which such Lender or the Issuing Bank or such Lender’s or the Issuing Bank’s holding company could have achieved but for such Change in Law (taking into account such Lender’s or the Issuing Bank’s policies and the policies of such Lender’s or Issuing Bank’s holding company with respect to capital adequacy), then from time to time the Borrower shall pay to such Lender or the Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or the Issuing Bank or such Lender’s or the Issuing Bank’s holding company for any such reduction suffered. Notwithstanding anything herein to the contrary, (a) all requests, rules, guidelines, requirements and directives promulgated by the Bank for International Settlements, and Basel Committee on Banking Supervision (or any successor or similar authority) or by United States, Canadian or foreign regulatory authorities, in each case pursuant to Basel III, and (b) the Dodd-Frank Wall Street Reform and Consumer Protection Act (United States) and all requests, rules, guidelines, requirements and directives thereunder or issued in connection therewith or in implementation thereof, shall in each case be deemed to be a Change in Law for purposes of this Section 2.12(2) regardless of the date enacted, adopted, issued or implemented. Notwithstanding the foregoing, the Borrower shall not be liable to compensate any Lender for any such increased cost or reduced rate of return occurring more than 120 days before receipt by the Borrower of the certificate setting forth such increased costs or reduced rate of return in accordance with Section 2.12(3)

            (3)        Certificate. A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender as specified in Sections 2.12(1) or (2), together with a brief description of the Change of Law, shall be delivered to the Borrower by such Lender, and shall be conclusive absent manifest error. In preparing any such certificate, a Lender shall be entitled to use averages and to make reasonable estimates, and shall not be required to “match contracts” or to isolate particular transactions. Subject to Sections 2.12(1) and 2.12(2), the Borrower shall pay such Lender the amount shown as due on any such certificate within 10 Business Days after receipt thereof.

            (4)        Illegality. If it is unlawful for any Lender or its applicable lending office to make or maintain any Loan (or to maintain its obligation to make any Loan), or to participate in, issue or maintain any Letter of Credit (or to maintain its obligation to participate in or to issue any Letter of Credit), or to determine or charge interest rates based upon any particular rate, then, on notice thereof by such Lender to the Borrower through the Administrative Agent, any obligation of such Lender with respect to the activity that is unlawful shall be suspended until such Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist. For the avoidance of doubt, such suspension shall occur notwithstanding that the activity in question was unlawful on the Closing Date. Upon receipt of such notice, the Borrower shall, within 10 Business Days of demand from such Lender (with a copy to the Administrative Agent), prepay (or, if conversion would avoid the activity that is unlawful, convert) any Loans, or take any necessary steps with respect to any Letter of Credit in order to avoid the activity that is unlawful. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted. Each Lender agrees to designate a different lending office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be materially disadvantageous to such Lender.

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2.13      Break Funding Payments.

            In the event of (a) the failure by the Borrower to borrow, convert, continue or prepay any Loan on the date specified in any notice delivered by the Borrower pursuant hereto, (b) the payment or conversion of any LIBO Rate Loan other than on the last day of an Interest Period (including as a result of an Event of Default), or (c) the assignment of any Loan (including the assignment of any LIBO Rate Loan) other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrower pursuant to Section 2.17, then, in any such event, the Borrower shall compensate each Lender for the loss, cost and expense attributable to such event. In the case of a LIBO Rate Loan, such loss, cost or expense to any Lender shall be deemed to include an amount determined by such Lender to be the excess, if any, of (i) the amount of interest which would have accrued on the principal amount of such Loan had such event not occurred, at the LIBO Rate that would have been applicable to such Loan, for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert or continue, for the period that would have been the Interest Period for such Loan), over (ii) the amount of interest which would accrue on such principal amount for such period and the interest rate which such Lender would bid were it to bid, at the commencement of such period, for U.S. Dollar deposits of a comparable amount and period from other banks in the eurodollar market. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section 2.13 shall be delivered to the Borrower by such Lender and shall be prima facie evidence absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 Business Days after receipt thereof.

2.14      Taxes.

            (1)        Gross-up for Taxes. Any and all payments by or on account of any obligation of the Borrower hereunder or under any Loan Document shall be made free and clear of and without deduction or withholding for any Taxes except as required by applicable Laws; provided that if the Borrower shall be required to deduct or withhold any Taxes from such payments, then (a) in the case of Indemnified Taxes, the sum payable shall be increased as necessary so that, after making all required deductions or withholdings (including deductions or withholdings applicable to additional sums payable under Section 2.14), the Administrative Agent, Lender or Issuing Bank (as the case may be) receives an amount equal to the sum it would have received had no such deduction or withholding been made, (b) the Borrower shall make such required deduction or withholding, and (c) the Borrower shall pay to the relevant Governmental Authority the full amount deducted or withheld in accordance with, and within the time limits prescribed by, applicable Law.

            (2)        Stamp and Other Taxes. In addition to the payments by the Borrower required by Section 2.14(1), the Borrower shall pay any and all present or future stamp or documentary Taxes or any other excise or property Taxes, charges or similar levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document to the relevant Governmental Authority in accordance with applicable Law.

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            (3)        Indemnity for Taxes. The Borrower shall indemnify the Administrative Agent, each Lender and the Issuing Bank, within 10 days after written demand therefor, for the full amount of any Indemnified Taxes paid by the Administrative Agent, such Lender or the Issuing Bank, as the case may be, on or with respect to any payment by or on account of any obligation of the Borrower hereunder or under any Loan Document (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under Section 2.14) and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender or the Issuing Bank, or by the Administrative Agent on its own behalf or on behalf of a Lender or the Issuing Bank, shall be conclusive absent manifest error.

            (4)        Evidence of Tax Payments. As soon as practicable after any payment of Indemnified Taxes described in Section 2.14(1) or (2) by the Borrower to a Governmental Authority, the Borrower shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

            (5)        Tax Refunds. If the Administrative Agent, a Lender or the Issuing Bank determines, in its sole discretion exercised in good faith, that it has received a refund of any Indemnified Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to Section 2.14, and, in such party’s opinion acting reasonably, such refund amount is both reasonably identifiable and quantifiable by it without involving it in an unacceptable administrative burden, the Administrative Agent, the Lender or the Issuing Bank, as applicable, shall pay over such refund amount to the Borrower (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under Section 2.14 with respect to the Taxes giving rise to such refund, and only to the extent that the Administrative Agent, the Lender or Issuing Bank, as applicable, is satisfied, acting reasonably, that it may do so without prejudice to its right, as against the relevant Governmental Authority, to retain such refund), net of all out-of-pocket expenses (including Taxes) of the Administrative Agent, such Lender or the Issuing Bank, as applicable, that such Person, as applicable. reasonably determines will leave it (after that payment) in the same after tax position it would have been in had such Indemnified Taxes not been deducted, withheld or otherwise imposed and the indemnification payments had never been paid; provided, that the Borrower, upon the request of the Administrative Agent, such Lender or the Issuing Bank, shall repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent, such Lender or the Issuing Bank if the Administrative Agent or such Lender is required to repay such refund to such Governmental Authority. Nothing contained in Section 2.14 shall (a) interfere with the right of the Administrative Agent, any Lender or the Issuing Bank to arrange its affairs in whatever manner it thinks fit and, in particular, none of the Administrative Agent, any Lender or the Issuing Bank shall be under any obligation to claim any available refund or relief for tax purposes on its corporate profits or otherwise, or to claim such relief in priority to any other claims, reliefs, credits or deductions available to it, or (b) require the Administrative Agent, any Lender or the Issuing Bank to make available its tax returns (or any other information relating to its Taxes which it deems confidential) to the Borrower or any other Person. Notwithstanding anything to the contrary in this Section 2.14(5), in no event shall the Administrative Agent, any Lender or the Issuing Bank be required to pay any amount to the Borrower pursuant to this Section 2.14(5) the payment of which would place such party in a less favourable after-Tax position than such party would have been in if Indemnified Taxes had not been deducted, withheld or otherwise imposed and no additional amounts or indemnification payments had been paid.

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            (6)        Exemption and Reductions re: Indemnified Taxes. The Administrative Agent, any Lender or the Issuing Bank that is entitled to an exemption from or reduction of any Indemnified Taxes with respect to any payments made under this Agreement shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation as the Borrower or the Administrative Agent may reasonably request to permit such payments to be made without withholding or at a reduced rate of withholding. In addition, the Administrative Agent, a Lender and the Issuing Bank, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not the Administrative Agent, any Lender or the Issuing Bank is subject to withholding or information reporting requirements. Notwithstanding anything to the contrary in this Section 2.14(6), neither the Administrative Agent, any Lender nor the Issuing Bank shall be required to provide any documentation which it is not permitted to provide under applicable Law.

            (7)        For greater certainty, the provisions of this Section 2.14 shall survive the termination of this Agreement and the Lender Termination Date.

2.15      Payments Generally; Pro Rata Treatment; Sharing of Set-offs.

            (1)        Payments. The Borrower shall make each payment required to be made by it hereunder (whether of principal, interest, fees or reimbursement of LC Disbursements, amounts payable under any indemnity contained herein, or otherwise hereunder) prior to 12:00 noon, on the date when due, in immediately available funds, without set-off or counterclaim. Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to the Administrative Agent at the Payment Office, except that payments pursuant to Sections 2.10(2)(b), 2.12, 2.13, 2.14 and 9.3 shall be made directly to the Persons entitled thereto. The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension, provided that, in the case of any payment with respect to a LIBO Rate Loan, the date for payment shall be advanced to the next preceding Business Day if the next succeeding Business Day is in a subsequent calendar month. All payments under this Agreement shall be made in the currency in which the indebtedness in question is denominated. The Borrower hereby authorizes the Administrative Agent to debit the general operating bank account of the Borrower which is maintained with the Administrative Agent to effect any payment due to the Lenders or the Administrative Agent pursuant to this Agreement. Any resulting overdraft in such account shall be payable by the Borrower to the Administrative Agent in same day funds.

            (2)        Allocation of Insufficient Funds. If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, unreimbursed LC Disbursements, interest and fees then due hereunder, such funds shall be applied (a) first, towards payment of interest and fees then due hereunder, rateably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (b) second, towards payment of principal and unreimbursed LC Disbursements then due hereunder, rateably among the parties entitled thereto in accordance with the amounts of principal and unreimbursed LC Disbursements then due to such parties.

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            (3)        Allocation of Funds in Event of Default. If an Event of Default shall have occurred and be continuing, and the maturity of the Loans shall have been accelerated pursuant to Section 7.1, all payments or proceeds received by the Administrative Agent hereunder or under any other Loan Document in respect of any of the Secured Liabilities, including, but not limited to all proceeds received by the Administrative Agent in respect of any sale of, any collection from, or other realization upon, all or any part of the Collateral, shall be applied as follows:

(a)

first, to the payment of all reasonable and documented costs and expenses of such sale, collection or other realization, including reasonable and documented compensation to the Administrative Agent and its agents and outside counsel, and all other reasonable and documented expenses, liabilities and advances made or incurred by the Administrative Agent in connection therewith, and all amounts for which the Administrative Agent is entitled to indemnification hereunder or under any other Loan Document (in its capacity as Administrative Agent and not as a Lender), and to the payment of all reasonable and documented costs and expenses paid or incurred by the Administrative Agent in connection with the exercise of any right or remedy hereunder or under any other Loan Document, all in accordance with the terms hereof or thereof;

(b)	second, to the extent of any excess of such payments or proceeds, to the rateable payment of any accrued interest, fee or commission due but unpaid under this Agreement;

(c)

third, to the extent of any excess of such payments or proceeds, to the rateable payment of the Loans, Cover for outstanding Letters of Credit, the Secured Hedge Obligations and the Secured Cash Management Obligations;

(d)	fourth, to the extent of any excess of such payments or proceeds, to the payment of any other amount due but unpaid under the Loan Documents; and

(e)

fifth, to the extent of any excess of such payments or proceeds, to the payment to or upon the order of the Borrower or to whosoever may be lawfully entitled to receive the same or as a court of competent jurisdiction may direct.

Notwithstanding the foregoing, in no event shall payments or proceeds received by the Administrative Agent from a Guarantor or in respect of its Collateral be applied against Excluded Swap Obligations of such Guarantor.

            (4)        Sharing of Set-Offs. If any Secured Party shall, by exercising any right of set-off or counterclaim or otherwise, obtain payment in respect of any of its Secured Liabilities resulting in such Secured Party receiving payment of a greater proportion of the aggregate amount of its Secured Liabilities than the proportion received by any other Secured Party on its Secured Liabilities, then the Secured Party receiving such greater proportion shall purchase (for cash at face value) participations in the Secured Liabilities owed to other Secured Parties (as applicable) to the extent necessary so that the benefit of all such payments shall be shared by the Secured Parties rateably in accordance with the aggregate amount of their respective Secured Liabilities; provided that (a) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (b) this Section 2.15(4) shall not apply to (i) any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in LC Disbursements to any assignee or participant, other than to the Borrower or any Subsidiary or Affiliate thereof (as to which the provisions of Section 2.15(4) shall apply), (ii) any payment made by the Borrower under or in connection with any Secured Cash Management Services when no Event of Default has occurred and is continuing, (iii) netting under or as between Secured Hedge Arrangements, or (iv) any payment under or in connection with any Secured Hedge Arrangement made when no Event of Default has occurred and is continuing unless, in the case of a termination payment only, an Event of Default shall occur within three months thereafter. The Borrower hereby consents to the foregoing and agrees, to the extent it may effectively do so under applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

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            (5)        Assumption of Payment; Reimbursement of Agent. Unless the Administrative Agent shall have received written notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders or the Issuing Bank hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders or the Issuing Bank, as the case may be, the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Lenders or the Issuing Bank, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or Issuing Bank with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the applicable rate for Base Rate Loans.

            (6)        Failure of Lender to Make Payment. If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.15(5), then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Administrative Agent for the account of such Lender to satisfy such Lender’s obligations under such Section 2.15(5) until all such unsatisfied obligations are fully paid.

            (7)        No Deemed Obligation for Source of Funds. Nothing in this Agreement shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

2.16      Currency Indemnity.

            If, for the purposes of obtaining judgment in any court in any jurisdiction with respect to this Agreement or any other Loan Document, it becomes necessary to convert into a particular currency (the “Judgment Currency”) any amount due under this Agreement or under any other Loan Document in any currency other than the Judgment Currency (the “Currency Due”), then conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which judgment is given. For this purpose “rate of exchange” means the rate at which the Administrative Agent is able, on the relevant date, to purchase the Currency Due with the Judgment Currency in accordance with its normal practice at its head office in Toronto, Ontario. In the event that there is a change in the rate of exchange prevailing between the Business Day immediately preceding the day on which the judgment is given and the date of receipt by the Administrative Agent of the amount due, the Borrower shall, on the date of receipt by the Administrative Agent, pay such additional amounts, if any, or be entitled to receive reimbursement of such amount, if any, as may be necessary to ensure that the amount received by the Administrative Agent on such date is the amount in the Judgment Currency which when converted at the rate of exchange prevailing on the date of receipt by the Administrative Agent is the amount then due under this Agreement or such other Loan Document in the Currency Due.

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If the amount of the Currency Due which the Administrative Agent is so able to purchase is less than the amount of the Currency Due originally due to it, the Borrower shall indemnify and save the Administrative Agent and the Lenders harmless from and against all loss or damage arising as a result of such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations contained in this Agreement and the other Loan Documents, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by the Administrative Agent from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due under this Agreement or any other Loan Document or under any judgment or order.

2.17      Mitigation Obligations; Replacement of Lenders.

            (1)        Mitigation. If any Lender requests compensation under Section 2.12, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.14, then such Lender shall, as promptly as possible after it becomes aware of the relevant event, condition or circumstance, use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or Lender Affiliates, if, in the judgment of such Lender, acting reasonably, such designation or assignment (a) would eliminate or reduce amounts payable pursuant to Section 2.12 or 2.14, as the case may be, in the future, and (b) would not subject such Lender to any unreimbursed cost or expense (including any Tax) and would not otherwise be materially disadvantageous to such Lender. The Borrower shall pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

            (2)        Replacement of Lender. If any Lender requests compensation under Section 2.12, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.14, or if any Lender is a Defaulting Lender, or if any Lender is a Non-Consenting Lender, then the Borrower may, at its sole expense (including the processing and recording fee contemplated by Section 9.4(2)) and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9.4), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be, another Lender, if a Lender accepts such assignment); provided that (a) if such assignee is not otherwise a Lender, the Borrower shall have received the prior written consent of the Administrative Agent and the Issuing Bank, which consent shall not unreasonably be withheld, (b) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and participations in Letters of Credit, accrued interest thereon, accrued fees and all other amounts payable to it hereunder from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts), and (c) in the case of any such assignment resulting from a claim for compensation under Section 2.12 or payments required to be made pursuant to Section 2.14, such assignment will result in a reduction in such compensation or payments. A Lender shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply. In connection with any assignment by a Defaulting Lender pursuant to this Section 2.17(2) the Borrower shall not be required to pay to such Defaulting Lender any amount otherwise required pursuant to Section 2.13.

Tahoe Resources Inc. - Credit Agreement

            (3)        Cancellation of Commitments of certain Lenders. Notwithstanding Section 2.17(1) and 2.17(2), if any Lender requests compensation under Section 2.12, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.14, or if any Lender is a Defaulting Lender, or if any Lender is a Non-Consenting Lender, the Borrower may, at its sole cost and expense (including any cost and expense associated with any reallocation of the remaining Commitments), upon five Business Days written notice to such Lender and the Administrative Agent, cancel the Commitment of such Lender and prepay all Loans and participations in Letters of Credit of such Lender then outstanding (together with all accrued interest thereon, accrued fees and all other amounts payable to such Lender in connection with such Loans and Letters of Credit) and upon such prepayment and cancellation such Lender shall cease to be a “Lender” for purposes of this Agreement and shall no longer have any Commitment; provided that the Borrower may only exercise its rights pursuant to this Section 2.17(3) if (a) no Default or Event of Default has occurred and is continuing at the time of such prepayment and cancellation or would arise immediately thereafter and (b) such prepayment and cancellation is not prohibited by applicable Law. In connection with any such prepayment and cancellation with respect to a Defaulting Lender pursuant to this Section 2.17(3) the Borrower shall not be required to pay to such Defaulting Lender any amount otherwise required pursuant to Section 2.13.

2.18      Letters of Credit.

            (1)        General. Subject to the terms and conditions set out herein, the Borrower may request the issuance of Letters of Credit as an availment of the Commitment, in a form reasonably acceptable to the Administrative Agent and the Issuing Bank, at any time and from time to time up to the Maturity Date. In the event of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of any form of letter of credit application or other agreement submitted by the Borrower to, or entered into by the Borrower with, the Issuing Bank relating to any Letter of Credit, the terms and conditions of this Agreement shall govern.

            (2)        Notice of Issuance, Amendment, Renewal, Extension, Certain Conditions. To request the issuance of a Letter of Credit (or the amendment, renewal or extension of an outstanding Letter of Credit), the Borrower shall hand deliver or telecopy (or transmit by electronic communication, if arrangements for doing so have been approved by the Issuing Bank) to the Issuing Bank and the Administrative Agent (at least five Business Days in advance of the requested date of issuance, amendment, renewal or extension) a notice requesting the issuance of a Letter of Credit, or identifying the Letter of Credit to be amended, renewed or extended, and specifying the date of issuance, amendment, renewal or extension, the date on which such Letter of Credit is to expire (which shall comply with Section 2.18(3)), the amount of such Letter of Credit (which shall be denominated in U.S. Dollars only), the name and address of the beneficiary thereof and such other information as shall be necessary to prepare, amend, renew or extend such Letter of Credit. If requested by the Issuing Bank, the Borrower also shall submit a letter of credit application on the Issuing Bank’s standard form in connection with any request for a Letter of Credit. A Letter of Credit shall be issued, amended, renewed or extended only if (and upon issuance, amendment, renewal or extension of each Letter of Credit, the Borrower shall be deemed to represent and warrant that), after giving effect to such issuance, amendment, renewal or extension, (a) the aggregate LC Exposure shall not exceed U.S.$50,000,000 and (b) the aggregate Revolving Credit Exposures shall not exceed the total Commitments.

            (3)        Expiration Date. Each Letter of Credit shall expire at or prior to the close of business on the earlier of (a) the date that is one year after the date of the issuance of such Letter of Credit (or, in the case of any renewal or extension thereof, one year after such renewal or extension) and (b) the date that is five Business Days prior to the Maturity Date.

            (4)        Participations. By the issuance of a Letter of Credit (or an amendment to a Letter of Credit increasing the amount thereof) and without any further action on the part of the Issuing Bank or the Lenders, the Issuing Bank hereby grants to each Lender, and each Lender hereby acquires from the Issuing Bank, a participation in such Letter of Credit equal to such Lender’s Applicable Percentage of the aggregate amount available to be drawn under such Letter of Credit. In consideration and in furtherance of the foregoing, each Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for the account of the Issuing Bank, such Lender’s Applicable Percentage of each LC Disbursement made by the Issuing Bank and not reimbursed by the Borrower on the date due as provided in Section 2.18(5), or of any reimbursement payment required to be refunded to the Borrower for any reason. Each Lender acknowledges and agrees that its obligation to acquire participations pursuant to this Section 2.18(4) in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any Letter of Credit or the occurrence and continuance of a Default or reduction or termination of the Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.

Tahoe Resources Inc. - Credit Agreement

            (5)        Reimbursement. If the Issuing Bank shall make any LC Disbursement, the Borrower shall reimburse such LC Disbursement by paying to the Administrative Agent an amount equal to such LC Disbursement not later than 4:00 p.m. (Vancouver time) on the date that such LC Disbursement is made, if the Borrower has received written notice of such LC Disbursement from the Issuing Bank on or prior to 10:00 a.m. (Vancouver time) on such date, or, if such notice has not been received by the Borrower prior to 10:00 a.m. (Vancouver time) on such date, then not later than 4:00 p.m. (Vancouver time) (a) the Business Day that the Borrower receives such notice, if such notice is received prior to 10:00 a.m. (Vancouver time) on the day of receipt, or (b) the Business Day immediately following the day that the Borrower receives such notice, if such notice is not received prior to 10:00 a.m. (Vancouver time) on the day of receipt. The Borrower may, subject to the conditions to borrowing set out herein, request in accordance with Section 2.3 that such Reimbursement Obligation be financed with a Base Rate Borrowing in an equivalent amount and, to the extent so financed, the Borrower’s Reimbursement Obligation shall be discharged and replaced by the resulting Base Rate Borrowing. If the Borrower fails to make such payment when due, the Administrative Agent shall notify each Lender of the applicable LC Disbursement, the payment then due from the Borrower in respect thereof and such Lender’s Applicable Percentage thereof. Promptly following receipt of such notice, each Lender shall pay to the Administrative Agent its Applicable Percentage of the payment then due from the Borrower, and the Administrative Agent shall promptly pay to the Issuing Bank the amounts so received by it from the Lenders. Promptly following receipt by the Administrative Agent of any payment from the Borrower pursuant to this Section 2.18(5), the Administrative Agent shall distribute such payment to the Issuing Bank or, to the extent that Lenders have made payments pursuant to this Section 2.18(5) to reimburse the Issuing Bank, then to such Lenders and the Issuing Bank as their interests may appear. Any payment made by a Lender pursuant to this Section 2.18(5) to reimburse the Issuing Bank for any LC Disbursement (other than the funding of Base Rate Borrowings as contemplated above) shall not constitute a Loan and shall not relieve the Borrower of its obligation to reimburse such LC Disbursement.

            (6)        Obligations Absolute. The Borrower’s obligation to reimburse LC Disbursements as provided in Section 2.18(5) shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (a) any lack of validity or enforceability of any Letter of Credit or this Agreement, or any term or provision therein or herein, (b) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, or (c) any other event or circumstance whatsoever, save and except for material non-compliance with the payment conditions of the relevant Letter of Credit, whether or not similar to any of the foregoing, that might, but for the provisions of Section 2.18, constitute a legal or equitable discharge of, or provide a right of set-off against, the Borrower’s obligations hereunder, save and except, in all cases, where resulting from the gross negligence or wilful misconduct of the Issuing Bank. Neither the Administrative Agent, the Lenders nor the Issuing Bank, nor any of their Related Parties, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence but for certainty, not including material non-compliance with the payment conditions of the relevant Letter of Credit), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of the Issuing Bank; provided that the foregoing shall not be construed to excuse the Issuing Bank from liability to the Borrower to the extent of any direct damages (as opposed to indirect, special, punitive or consequential damages, claims in respect of which are hereby waived by the Borrower to the extent permitted by applicable Law) suffered by the Borrower that are caused by the Issuing Bank’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence or wilful misconduct on the part of the Issuing Bank (as finally determined by a court of competent jurisdiction), the Issuing Bank shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the Borrower and the Lenders agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, the Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

Tahoe Resources Inc. - Credit Agreement

            (7)        Disbursement Procedures. The Issuing Bank shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit. The Issuing Bank shall promptly notify the Administrative Agent and the Borrower by telephone (confirmed in writing) of such demand for payment and whether the Issuing Bank has made or will make an LC Disbursement thereunder; provided that any failure to give or delay in giving such notice shall not relieve the Borrower of its obligation to reimburse the Issuing Bank and the Lenders with respect to any such LC Disbursement.

            (8)        Interim Interest. If the Issuing Bank shall make any LC Disbursement, then, unless the Borrower shall reimburse such LC Disbursement on the date such LC Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such LC Disbursement is made to but excluding the date that the Borrower reimburses such LC Disbursement, at the rate then applicable to Base Rate Loans. Interest accrued pursuant to this Section 2.18(8) shall be for the account of the Issuing Bank, except that interest accrued on and after the date of payment by any Lender pursuant to Section 2.18(5) to reimburse the Issuing Bank shall be for the account of such Lender to the extent of such payment.

            (9)        Replacement of the Issuing Bank. The Issuing Bank may be replaced at any time by written agreement among the Borrower, the Administrative Agent, the replaced Issuing Bank and the successor Issuing Bank. The Administrative Agent shall notify the Lenders of any such replacement of the Issuing Bank. At the time any such replacement shall become effective, the Borrower shall pay all unpaid fees accrued for the account of the replaced Issuing Bank. From and after the effective date of any such replacement, (a) the successor Issuing Bank shall have all the rights and obligations of the Issuing Bank under this Agreement with respect to Letters of Credit to be issued thereafter, and (b) references herein to the term “Issuing Bank” shall be deemed to refer to such successor or to any previous Issuing Bank, or to such successor and all previous Issuing Banks, as the context shall require. After the replacement of an Issuing Bank hereunder, the replaced Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit issued by it prior to such replacement, but shall not be required to issue additional Letters of Credit.

Tahoe Resources Inc. - Credit Agreement

            (10)      Cash Collateralization. If any Event of Default shall occur and be continuing, on the third Business Day following the date that the Borrower receives written notice from the Administrative Agent or the Required Lenders demanding the deposit of Cover, the Borrower shall deposit in an account with the Administrative Agent, in the name of the Administrative Agent and for the benefit of the Lenders, an amount in cash equal to the LC Exposure as of such date plus any accrued and unpaid interest thereon; provided that the obligation to deposit such cash collateral shall become effective immediately, and such deposit shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default with respect to the Borrower described in Section 7.1(g), 7.1(h), or 7.1(i) . Such deposit shall be held by the Administrative Agent as collateral for the payment and performance of obligations of the Borrower under this Agreement and shall be applied in accordance with this Section 2.18(10) . The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account. Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of the Administrative Agent and at the Borrower’s risk and expense, such deposits shall not bear interest. Interest or profits, if any, on such investments shall accumulate in such account. Moneys in such account shall be applied by the Administrative Agent to reimburse the Issuing Bank for LC Disbursements for which it has not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of the Borrower for the LC Exposure at such time or, if the maturity of the Loans has been accelerated, be applied to satisfy other obligations of the Borrower under this Agreement in accordance with Section 2.15(3) . If the Borrower is required to provide an amount of cash collateral hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to the Borrower within three Business Days after all Events of Default have been cured or waived or the total LC Exposure is reduced to nil.

2.19      Defaulting Lenders.

            Notwithstanding any provision of this Agreement to the contrary, if any Lender is a Defaulting Lender, then the following provisions shall apply to such Lender for so long as it remains a Defaulting Lender:

(a)	fees shall cease to accrue pursuant to Section 2.10(1) on the unfunded portion of the Commitment of such Defaulting Lender;

(b)

the Commitment of such Defaulting Lender shall not be included in determining whether all Lenders or the Required Lenders have taken or may take any action hereunder (including any consent to any amendment or waiver pursuant to Section 9.2); provided that any waiver or amendment which affects such Defaulting Lender differently than other Lenders generally shall require the consent of such Defaulting Lender;

(c)	any amount owing by a Defaulting Lender to the Administrative Agent or another Lender that is not paid when due shall bear interest at the interest rate applicable to Base Rate Loans;

Tahoe Resources Inc. - Credit Agreement

(d)

subject to Sections 2.17(2) and 2.17(3), any amount payable to such Defaulting Lender hereunder (whether on account of principal, interest, fees or otherwise and including any amount that would otherwise be payable to such Defaulting Lender other than in respect of the assignment of such Defaulting Lender’s Loans and Commitments) shall, in lieu of being distributed to such Defaulting Lender, be retained by the Administrative Agent in a segregated account and, subject to any applicable requirements of law, be applied at such time or times as may be determined by the Administrative Agent (i) first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder, (ii) second, pro rata, to the payment of any amounts owing by such Defaulting Lender to the Issuing Bank hereunder, (iii) third, to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, (iv) fourth, held in such account as cash collateral for future funding obligations of the Defaulting Lender under this Agreement (the amount of such cash collateral not to exceed the Commitment of such Defaulting Lender minus the outstanding principal amount of such Defaulting Lender’s Loans), (v) fifth, to the payment of any other amounts owing to the Lenders or the Issuing Bank hereunder, (vi) sixth, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement, and (vii) seventh, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if such payment is a prepayment of the principal amount of any Loans or reimbursement obligations in respect of Letters of Credit with respect to which a Defaulting Lender has funded its participation obligations, such payment shall be applied solely to prepay the Loans of, and reimbursement obligations owed to, all Lenders other than Defaulting Lenders pro rata prior to being applied to the prepayment of any Loans, or reimbursement obligations owed to, any Defaulting Lender;

(e)

if a Defaulting Lender is an Insolvent Defaulting Lender, any amount payable to such Defaulting Lender hereunder may, in lieu of being distributed pursuant to Section 2.19(d), be retained by the Administrative Agent to collateralize indemnification and reimbursement obligations of such Defaulting Lender hereunder in an amount determined by the Administrative Agent, acting reasonably;

(f)	If Letters of Credit are outstanding at the time a Lender becomes a Defaulting Lender, then:

(i)

all or any part of the pro rata share of such Defaulting Lender in respect of the outstanding Letters of Credit shall be reallocated among the Lenders which are not Defaulting Lenders (in this Section 2.19, “Non-Defaulting Lenders”) in accordance with their respective Commitments, provided that any such reallocation shall not cause any Non-Defaulting Lender to exceed its Commitment;

(ii)

if the reallocation described in clause (i) above cannot, or can only partially, be effected, the Borrower shall within five (5) Business Days following notice by the Administrative Agent, cash collateralize for the benefit of the Issuing Bank the Borrower’s obligations corresponding to such Defaulting Lender’s pro rata share of the outstanding Letters of Credit (after giving effect to any partial reallocation pursuant to clause (i) above) in accordance with the procedures set forth in Section 2.19(g), for so long as such Letters of Credit are outstanding or the Commitments of such Defaulting Lender have been assigned pursuant to Section 2.17; and

(iii)	upon any reallocation pursuant to clause (i) above, the fees payable to the Lenders pursuant to Section 2.10(2) shall be adjusted in accordance with such Non-Defaulting Lenders’ Commitment;

Tahoe Resources Inc. - Credit Agreement

(g)

If required by Section 2.19(f)(ii), the Borrower shall deposit in an account with the Administrative Agent (the “LC Collateral Account”), an amount in cash equal to 100% of the Defaulting Lender’s pro rata share of the outstanding Letters of Credit which have not otherwise been reallocated pursuant to Section 2.19(f)(i) as of such date (as may be reduced from time to time) plus accrued and unpaid interest thereon. Such deposit shall be held by the Administrative Agent as collateral for the payment and performance by the Borrower of the Defaulting Lender’s pro rata share of contingent obligations with respect to such Letters of Credit. The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account. Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of the Administrative Agent and at the Borrower’s risk and expense, such deposits shall not bear interest. Interest or profits, if any, on such investments shall accumulate in such account. Moneys in such account shall be applied by the Administrative Agent to reimburse the Issuing Bank for outstanding Letters of Credit for which it has not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of the Borrower for the outstanding Letters of Credit at such time, until the expiry date of such Letters of Credit (in which case, to the extent such Letters of Credit are undrawn when they expire, the funds shall be returned to the Borrower) or otherwise returned to the Borrower on an assignment of such Defaulting Lender’s obligations pursuant to Section 2.17; and

(h)

If the Administrative Agent, the Borrower and the Issuing Bank each agrees that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then the Letter of Credit Exposure of the Lenders shall be readjusted to reflect the inclusion of such Lender’s Commitment and on such date such Defaulting Lender shall purchase at par such of the Loans of the other Lenders as the Administrative Agent shall determine may be necessary in order for such Lender to hold such Loans in accordance with its Commitment and any collateral held pursuant to Section 2.19(g) shall be returned to the Borrower concurrently therewith.

Except as otherwise expressly provided in this Section 2.19, no Commitment of any other Lender shall be increased or otherwise affected, and performance by a Borrower of its obligations hereunder and the other Loan Documents shall not be excused or otherwise modified as a result of any Lender becoming a Defaulting Lender. The rights and remedies against a Defaulting Lender under this Section 2.19 are in addition to other rights and remedies which a Borrower may have against such Defaulting Lender as a result of it becoming a Defaulting Lender and which the Administrative Agent or any other Lender may have against such Defaulting Lender with respect thereto.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1      Representations and Warranties of the Borrower.

            In order to induce the Administrative Agent and the Lenders to enter into this Agreement, to make any Loans hereunder and to issue any Letters of Credit hereunder, the Borrower represents and warrants to the Administrative Agent and each Lender that each statement set forth in this Article 3 is true and correct on the Closing Date. For the avoidance of doubt, such representations are repeated as at the date of each Borrowing and Compliance Certificate, subject to update as provided in Section 5.1(1)(g) .

Tahoe Resources Inc. - Credit Agreement

            (1)        Organization; Powers. Each Credit Party is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to carry on its business as now and formerly conducted and, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required.

            (2)        Authorization; Enforceability. The Transactions (as applicable) are within the Credit Parties’ corporate or partnership powers and have been duly authorized by all necessary corporate, partner and shareholder action, as applicable. This Agreement and the other Loan Documents have been duly executed and delivered by each Credit Party (as applicable) and constitute legal, valid and binding obligations of each Credit Party (as applicable), enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

            (3)        Governmental Approvals; No Conflicts. The Transactions (as applicable) (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except as disclosed in Schedule 3.1(3), (b) will not violate any applicable Law or the charter, by-laws or other organizational documents of any Credit Party or any order of any Governmental Authority applicable to any Credit Party, (c) will not violate or result in a default under any indenture, agreement or other instrument binding upon any Credit Party or their respective assets, or give rise to a right thereunder to require any payment to be made by any Credit Party, and (d) will not result in the creation or imposition of any Lien on any asset of any Credit Party , except for any Lien arising in favour of the Administrative Agent, for the benefit of the Lenders, under the Loan Documents.

            (4)        Financial Condition; No Material Adverse Effect.

(a)

The Borrower has furnished to the Lenders the consolidated balance sheets and statements of income, retained earnings and changes in financial position of the Borrower (i) as of and for the Fiscal Years ended December 31st 2016, 2015 and 2014, reported on by its auditors, and (ii) as of and for the Fiscal Quarter and the portion of the Fiscal Year ended September 30, 2017, certified by a Responsible Officer of the Borrower. Such financial statements present fairly, in all material respects, the consolidated financial position and results of operations and cash flows of the Borrower as of such dates and for such periods in accordance with GAAP, subject to year-end audit adjustments and the absence of footnotes in the case of the statements referred to in Section 3.1(4)(a)(ii).

(b)	Since December 31, 2016, there has been no event, development or circumstance that has had a Material Adverse Effect.

(c)

All written or formally presented information (including that disclosed in all financial statements) pertaining to the Credit Parties (other than projections) that has been or will be made available to the Lenders, the Administrative Agent or the Co-Lead Arrangers by the Borrower or any representative of the Credit Parties, taken as a whole, is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made. The projections that have been or will be made available to the Lenders, the Administrative Agent or the Co-Lead Arrangers by the Borrower or any representative of the Borrower have been or will be prepared in good faith based upon reasonable assumptions.

Tahoe Resources Inc. - Credit Agreement

            (5)        Litigation.

(a)

Except as disclosed in Schedule 3.1(5), and except for environmental-related matters (which are dealt with in Section 3.1(16)), there are no actions, suits or proceedings (including any Tax-related matter) by or before any arbitrator or Governmental Authority pending against or, to the knowledge of the Borrower, threatened against or affecting any of the Credit Parties (i) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect (other than as described in Schedule 3.1(16)), or (ii) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected to result in liability attributable to the Administrative Agent, any Lender and/or the Issuing Bank as a result of this Agreement, any other Loan Document or the Transactions.

(b)

Since the date of this Agreement, there has been no change in the status of the matters described in Schedule 3.1(16) that, individually or in the aggregate, has resulted in, or materially increased the likelihood of, a Material Adverse Effect.

            (6)        Compliance with Laws. Each Credit Party is in compliance with all Laws applicable to it or its property except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. No Credit Party has violated or failed to obtain any Authorization necessary to the ownership of any of its property or assets or the conduct of its business, which violation or failure could reasonably be expected to have (in the event that such a violation or failure were asserted by any Person through appropriate action) a Material Adverse Effect.

            (7)        Compliance with Agreements. No Credit Party is in default, nor has any event or circumstance occurred which, but for the passage of time or the giving of notice, or both, would constitute a default (in any respect that would have a Material Adverse Effect), under (a) any loan or credit agreement, indenture, mortgage, deed of trust, security agreement or other instrument or agreement evidencing or pertaining to any Indebtedness of any Credit Party, or (b) under any other agreement or instrument to which a Credit Party is a party or by which any Credit Party is bound. No Default has occurred and is continuing.

            (8)        Taxes. Each Credit Party has filed or caused to be filed when due all Tax returns and reports required to have been filed and has paid or caused to be paid when due all Taxes required to have been paid by it (including all instalments with respect to the current period) and has made adequate provision for Taxes for the current period, except Taxes that are being contested in good faith by appropriate proceedings and for which such Credit Party, as applicable, has set aside on its books adequate reserves.

            (9)        Titles to Real Property. The Credit Parties have indefeasible fee simple title to their respective owned real properties, and with respect to leased real properties, valid leasehold interests with respect thereto, pursuant to valid and enforceable leases, free and clear of all Liens except Permitted Liens.

            (10)      Titles to Personal Property. The Credit Parties have title to their respective owned personal properties, and with respect to leased personal properties, valid leasehold interests with respect thereto, pursuant to valid and enforceable leases, free and clear of all Liens except Permitted Liens.

Tahoe Resources Inc. - Credit Agreement

            (11)      Pension Plans and Benefit Plans. All Pension Plans are duly registered under the Income Tax Act and applicable pension standards legislation, or any other applicable Laws which require registration and no event has occurred which could reasonably be expected to cause the loss of such registered status. Schedule 3.1(11) describes each Benefit Plan and lists the name and, where applicable, the registration number of each Pension Plan. None of the Pension Plans is a Defined Benefit Plan. The Pension Plans and the Benefit Plans have each been administered, funded and invested in accordance with the terms of the particular plan, all applicable Laws including, where applicable, the Income Tax Act and pension standards legislation, and the terms of all applicable collective bargaining agreements and employment contracts. All material obligations of each of the Credit Parties (including fiduciary, funding, investment and administration obligations) required to be performed in connection with the Pension Plans, the Benefit Plans and the funding agreements therefor have been performed on a timely basis. There are no outstanding material disputes concerning the assets of the Pension Plans or the Benefit Plans. No promises of material benefit improvements under the Pension Plans or the Benefit Plans have been made. All employee and employer payments, contributions or premiums required to be withheld, made, remitted or paid to or in respect of each Pension Plan or Benefit Plan and all other amounts that are due and payable to the pension fund of any Pension Plan from a Credit Party or an Affiliate have been withheld, made, remitted or paid on a timely basis in accordance with the terms of such plans, any applicable collective bargaining agreement or employment contract and all applicable Laws. Any assessments owed to the Pension Benefits Guarantee Fund established under the Pension Benefits Act (Ontario), or other assessments or payments required under similar legislation in any other jurisdiction, in respect of any Pension Plan have been paid when due. There has been no improper withdrawal or application of the assets of the Pension Plans or the Benefit Plans. No event has occurred which could reasonably be expected to give rise to a partial or full termination of any Pension Plan. No event has occurred or is reasonably expected to occur that could trigger or otherwise require immediate or accelerated funding in respect of any Benefit Plan.

            (12)      Casualties; Taking of Properties. Since December 31, 2016 neither the business nor the properties of any Credit Party have been affected in a manner that has had, or could reasonably be expected to have, a Material Adverse Effect as a result of any fire, explosion, earthquake, flood, drought, windstorm, accident, strike or other labour disturbance, embargo, requisition or taking of property or cancellation of contracts, permits or concessions by any domestic or foreign Governmental Authority, riot, activities of armed forces, or acts of God or of any public enemy.

            (13)      Subsidiaries. As of the Closing Date, Schedule 3.1(13) correctly sets forth:

(a)	the legal name of each Credit Party and its form of legal entity and jurisdiction of organization;

(b)	the Equity Securities issued and outstanding by each Credit Party (other than the Borrower), and the registered and beneficial owners thereof;

(c)	the Equity Securities of its respective subsidiaries owned by each Credit Party; and

(d)	a corporate organizational chart of the Borrower and its subsidiaries.

Unless otherwise indicated in Schedule 3.1(13), as of the Closing Date, there are no outstanding options, warrants or other rights to purchase Equity Securities of any Credit Party (other than the Borrower), and all such Equity Securities so owned are duly authorized, validly issued, fully paid and non-assessable, and were issued in compliance with all applicable federal, provincial or foreign securities and other Laws, and are free and clear of all Liens, except for Permitted Liens.

            (14)      Insurance. The Credit Parties maintain insurance policies and coverage in compliance with Section 5.1(8) . All such material policies are in full force and effect, all premiums with respect thereto have been paid in accordance with their respective terms, and no notice of cancellation or termination has been received with respect to any such policy.

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            (15)      Solvency. No Credit Party has (a) admitted its inability to pay its debts generally as they become due or failed to pay its debts generally as they become due, (b) in respect of itself, filed an assignment or petition in bankruptcy or a petition to take advantage of any insolvency statute, (c) made an assignment for the benefit of its creditors, (d) consented to the appointment of a receiver of the whole or any substantial part of its assets, (e) filed a petition seeking a reorganization, arrangement, adjustment or composition in respect of itself under applicable bankruptcy Laws, or (f) been adjudged by a court having jurisdiction a bankrupt or insolvent, nor has a decree or order of a court having jurisdiction been entered for the appointment of a receiver, liquidator, trustee or assignee in bankruptcy of any Credit Party with such decree or order having remained in force and undischarged or unstayed for a period of 45 days.

            (16)      Environmental Matters. Except as disclosed in Schedule 3.1(16):

(a)

Environmental Laws, Etc. Neither any property of the Credit Parties nor the operations conducted thereon violate any applicable order of any court or Governmental Authority made pursuant to any Environmental Law or any Environmental Laws, in each case which violation could reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to the relevant property.

(b)

Notices, Permits, Etc. All notices, permits, licenses or similar authorizations, if any, required to be obtained or filed by the Credit Parties in connection with the operation or use of any and all property of the Credit Parties, including but not limited to past or present treatment, transportation, storage, disposal or Release of Hazardous Materials into the environment, have been duly obtained or filed, except to the extent the failure to obtain or file such notices, permits, licenses or similar authorizations could not reasonably be expected to have a Material Adverse Effect, or which could not reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to the relevant property.

(c)

Hazardous Substances Carriers. All Hazardous Materials generated at any and all property of the Credit Parties as and from the acquisition and/or occupation of such properties by the relevant Credit Party have been treated, transported, stored and disposed of only in accordance with all Environmental Laws applicable to them, except to the extent the failure to have such Hazardous Materials transported, treated or disposed of by such carriers could not reasonably be expected to have a Material Adverse Effect, and only at treatment, storage and disposal facilities maintaining valid permits under applicable Environmental Laws, which carriers and facilities have been and are operating in compliance with such permits, except to the extent the failure to have such Hazardous Materials treated, transported, stored or disposed of at such facilities, or the failure of such carriers or facilities to so operate, could not reasonably be expected to have a Material Adverse Effect or which could not reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to the relevant property.

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(d)

Hazardous Materials Disposal. The Credit Parties have taken all reasonable steps necessary to determine and have determined that no Hazardous Materials have been disposed of or otherwise released on or to any property of the Credit Parties other than in compliance with Environmental Laws, except to the extent the failure to do so could not reasonably be expected to have a Material Adverse Effect or which could not reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to the relevant property.

(e)

No Contingent Liability. The Credit Parties have no material contingent liability in connection with any Release of any Hazardous Materials into the environment except contingent liabilities which could not reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to such Release.

            (17)      Employee Matters.

(a)

Except as set out in Schedule 3.1(17), none of the Credit Parties, nor any of their respective employees, is subject to any collective bargaining agreement. To the knowledge of the Credit Parties, there are no strikes, slowdowns, work stoppages or controversies pending or threatened against the Credit Parties, or their respective employees, which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

(b)

Each of the Credit Parties has withheld from each payment to each of their respective officers, directors and employees the amount of all Taxes, including income tax, pension plan contributions, as applicable, employment insurance premiums and other payments and deductions required to be withheld therefrom, and has paid the same to the proper taxation or other receiving authority, in accordance with applicable Law. No Credit Party is subject to any material claim by or liability to any of their respective officers, directors or employees for salary (including vacation pay) or benefits which would rank in whole or in part pari passu with or prior to the Liens created by the Security Documents.

            (18)      Fiscal Year. The Fiscal Year ends on December 31st of each calendar year, and the Fiscal Quarters end on the last day of each of March, June, September and December of each calendar year.

            (19)     Residency of Borrower for Tax Purposes. The Borrower is a resident of Canada for the purposes of the Income Tax Act.

            (20)      Limited Credit Parties. There are no Limited Credit Parties.

            (21)      “Know Your Customer” Information. All materials and information provided to each of the Lenders in connection with applicable “know your customer” and AML Legislation are true and correct

            (22) AML Legislation. Each Group Party is in compliance with AML Legislation applicable to such Person. Without limiting the generality of the foregoing, the Borrower has written anti-money laundering/anti-terrorist financing compliance policies and procedures in place (an “AML Program”) which reflect the requirements of AML Legislation applicable to the Borrower and its subsidiaries.

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            (23)      Anti-Corruption Laws and Sanctions. Each Group Party has implemented and maintains in effect policies and procedures designed to ensure compliance by the Group Parties and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions, and the Group Parties and their respective officers and employees and, to the knowledge of the Borrower, their directors and agents, are in compliance with Anti-Corruption Laws and applicable Sanctions and are not knowingly engaged in any activity that would reasonably be expected to result in the Borrower being designated as a Sanctioned Person. None of (a) the Borrower, any Subsidiary or any of their respective directors, officers or employees, or (b) to the knowledge of the Borrower, any agent of the Borrower or any Subsidiary that will act in any capacity in connection with or benefit from the credit facility established hereby, is a Sanctioned Person. No direct Borrowing or Letter of Credit, use of proceeds or other transaction contemplated by this Agreement will violate Anti-Corruption Laws or applicable Sanctions and, to the knowledge of the Borrower, no indirect use of proceeds (whether pursuant to a Borrowing or Letter of Credit) or other transaction contemplated by this Agreement will violate Anti-Corruption Laws or applicable Sanctions

            (24)      Investment Company. The Borrower is not an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940.

            (25)      Margin Stock. Neither the Borrower nor any of its Subsidiaries (i) is engaged in the business of purchasing or carrying “margin stock” as defined in Regulation U of the Board of Governors of the Federal Reserve System of the United States, or (ii) has used any proceeds of any Loan or Letter of Credit to purchase or carry any such “margin stock” contrary to the provisions of Regulation U or Regulation X of the Board of Governors of the Federal Reserve System of the United States.

ARTICLE 4
CONDITIONS

4.1      Effective Date.

            The obligations of the Lenders to make Loans and of the Issuing Bank to issue Letters of Credit hereunder shall not become effective unless each of the conditions listed below is satisfied (or waived pursuant to Section 9.2) on or prior to the Closing Date.

            (1)        Second Amended and Restated Credit Agreement. The Administrative Agent shall have received from each party hereto either (a) a counterpart of this Agreement signed on behalf of each party hereto, or (b) written evidence satisfactory to the Administrative Agent (which may include a facsimile or other electronic -transmission of a signed signature page of this Agreement) that such party has signed a counterpart of this Agreement.

            (2)        Initial Security Documents. The Administrative Agent shall have received the Initial Security Documents.

            (3)        Perfection of Liens. The Initial Security Documents shall have been registered or, with respect to the registrations made in connection with the Initial Security Documents delivered pursuant the Original Credit Agreement and the First Amended and Restated Credit Agreement, such registrations shall be renewed to the extent reasonably requested by the Administrative Agent, as necessary (or arrangements for registration or renewal of registration satisfactory to the Administrative Agent shall have been made) in all offices in which, in the opinion of the Administrative Agent or its counsel, registration is necessary to perfect or render opposable to third parties the Liens intended to be created under the Initial Security Documents. The Administrative Agent shall have received and be satisfied with the results of all personal property, pending litigation, judgment, bankruptcy, bulk sale, execution and other searches conducted by the Administrative Agent and its counsel with respect to the Credit Parties in all jurisdictions selected by the Administrative Agent and its counsel.

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            (4)        Legal Opinions. The Administrative Agent shall have received a favourable written opinion of Cassels Brock & Blackwell LLP, Canadian counsel to the Borrower, covering such matters relating to the Credit Parties, this Agreement, the other Loan Documents, or the Transactions as the Lenders shall reasonably request (together with copies of all factual certificates and legal opinions delivered to such counsel in connection with such opinion upon which counsel has relied). The Borrower hereby requests each such counsel to deliver such opinions and supporting materials. All opinions and certificates referred to in this Section 4.1(4) shall be addressed to the Administrative Agent and the other Secured Parties and dated the Closing Date.

             (5)        Corporate Certificates. The Administrative Agent shall have received:

(a)

certified copies of the resolutions of the board of directors, general partner, or shareholders, as applicable, of each Credit Party (other than any Credit Party organized under the laws of Peru) approving, as appropriate, the Loans, this Agreement and the other Loan Documents, and all other documents, if any, to which such Credit Party is a party and evidencing authorization with respect to such documents; and

(b)

a certificate of an officer of each Credit Party (other than any Credit Party organized under the laws of Peru), dated as of the Closing Date, and certifying (i) the name, title and true signature of each officer of such Person executing this Agreement and the other Loan Documents to which it is a party, (ii) the name, title and true signature of each officer of such Person authorized to provide the certifications required pursuant to this Agreement, including certifications required pursuant to Section 5.1(1) and Borrowing Requests, and (iii) that attached thereto is a true and complete copy of the articles of incorporation and bylaws of such Credit Party, as amended to date, and, where applicable, a recent certificate of status, certificate of compliance, good standing certificate or analogous certificate.

            (6)        Fees. The Administrative Agent, the Lenders, and the Co-Lead Arrangers shall have received all fees and other amounts due and payable on or prior to the Closing Date (or arrangement for payment thereof satisfactory to the Administrative Agent shall have been made), including, to the extent invoiced, reimbursement or payment of all legal fees and other out-of-pocket expenses required to be reimbursed or paid by the Borrower hereunder or under any other Loan Document.

            (7)        No Cessation of Financing Market. There shall not have occurred and be continuing on the Closing Date any general banking moratorium or any practical cessation in the bank or private debt financing markets, and there shall not have been introduced any material governmental restrictions imposed on lending institutions, which materially affect the type of lending transactions contemplated by this Agreement.

            (8)        Regulatory Approval; Consents; Waivers. The Administrative Agent and the Lenders shall be satisfied that:

(a)	subject to Section 5.1(7), all material Authorizations (including all approvals listed in Schedule 3.1(3) or otherwise required pursuant to Section 3.1(3));

(b)	all corporate, partnership, shareholder and court approvals; and

Tahoe Resources Inc. - Credit Agreement

(c)	all consents and waivers (the failure to obtain which would result in a breach or default under any material contract),

required to consummate the Transactions have been obtained and are in full force and effect.

            (9)        No Material Adverse Change. The Administrative Agent and the Lenders shall be satisfied that, since September 30, 2017, there has not been a Material Adverse Change.

            (10)      “Know Your Customer” Information. The Administrative Agent and the Lenders shall have received all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including AML Legislation.

            (11)      Execution and Delivery of Documents. Each Credit Party shall have duly authorized, executed and delivered all documents required hereunder, all in form and substance satisfactory to the Administrative Agent. Such documents may be delivered to the Administrative Agent (or its counsel) by way of facsimile or other means of electronic transmission, provided that such number of original copies as may be reasonably requested shall be delivered by or on behalf of the Borrower to the Administrative Agent (or its counsel) within 30 days of the Closing Date.

            (12)      Other Documentation. The Administrative Agent and the Lenders shall have received such other documents and instruments as are customary for transactions of this type or as they may reasonably request.

            4.2      Each Credit Event.

            The obligation of each Lender to make a Loan on the occasion of any Borrowing, and of the Issuing Bank to issue, amend, renew or extend any Letter of Credit (including, in each case, on the occasion of the initial Borrowings hereunder), is subject to the satisfaction of the following conditions:

(a)

the representations and warranties of the Borrower set out in this Agreement shall be true and correct in all material respects on and as of the date of each such Borrowing as if made on such date (except where such representation or warranty is stated to be made as of a particular date);

(b)	at the time of and immediately after giving effect to such Borrowing, no Default shall have occurred and be continuing;

(c)	the Administrative Agent shall have received a Borrowing Request in the manner and within the time period required by Section 2.3.

ARTICLE 5
AFFIRMATIVE COVENANTS

            5.1      Covenants.

            From (and including) the Closing Date until the Maturity Date, the Borrower covenants and agrees with the Lenders as follows:

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            (1)        Financial Statements and Other Information. The Borrower shall furnish to the Administrative Agent for distribution to each Lender:

(a)

as soon as available and in any event within 120 days after the end of each Fiscal Year, the audited Consolidated balance sheet and related statements of income, retained earnings and changes in financial position of the Borrower as of the end of and for such Fiscal Year, setting forth in each case in comparative form the figures for the previous Fiscal Year, all reported on by independent auditors of recognized national standing (without a “going concern” or like qualification or exception and without any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements present fairly in all material respects the financial condition and results of operations of the Borrower on a Consolidated basis;

(b)

as soon as available and in any event within 60 days after the end of each of the first three Fiscal Quarters of each Fiscal Year, the unaudited Consolidated balance sheet and related statements of income, retained earnings and changes in financial position of the Borrower as of the end of and for such Fiscal Quarter and the then elapsed portion of the Fiscal Year which includes such Fiscal Quarter, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous Fiscal Year, all certified by a Responsible Officer of the Borrower as presenting fairly in all material respects the financial condition and results of operations of the Borrower on a Consolidated basis, subject to normal year-end audit adjustments;

(c)	concurrently with the financial statements required pursuant to Sections 5.1(1)(a) and (b), a Compliance Certificate;

(d)

promptly after the Borrower learns of the receipt or occurrence of any of the following, a certificate of the Borrower, signed by a Responsible Officer of the Borrower, specifying (i) any event which constitutes a Default or Event of Default, together with a detailed statement specifying the nature thereof and the steps being taken to cure such Default or Event of Default, (ii) any notice of termination or other proceedings or actions which could reasonably be expected to adversely affect any of the Loan Documents in a material manner, (iv) the creation, dissolution, merger, amalgamation or acquisition of any Credit Party, (v) any event or condition not previously disclosed to the Administrative Agent, which violates any Environmental Laws and which could reasonably be expected to have a Material Adverse Effect, and (vi) any other event, development or condition which could reasonably be expected to have a Material Adverse Effect;

(e)

promptly after the occurrence thereof, notice of the institution of or any material adverse development in any action, suit or proceeding or any governmental investigation or any arbitration before any court or arbitrator or any Governmental Authority or official against any Credit Party or any material property thereof which could reasonably be expected to have a Material Adverse Effect;

(f)	on or before the 60th day after each Fiscal Year end, an annual Consolidated budget of the Borrower, approved by the Board of Directors of the Borrower and in the form so approved;

(g)	on or before the 90th day after the end of each Fiscal Year, an updated Life of Mine Plan;

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(h)

concurrently with any delivery of financial statements under Section 5.1(1)(a) or (b) a certificate of a Responsible Officer of the Borrower identifying (i) all new subsidiaries formed or acquired since the end of the previous Fiscal Quarter, (iii) any entry into, material amendment to, termination of, or material default under, any collective bargaining agreement, (iv) any changes of the type described in Section 5.1(12)) that have not been previously reported by the Borrower, (v) any Permitted Acquisitions that have been consummated since the end of the previous Fiscal Quarter, including the date on which each such Permitted Acquisition was consummated and the consideration therefor, (vi) any prepayment events set out in Section 2.9 that have occurred since the end of the previous Fiscal Quarter and setting forth a reasonably detailed calculation of the Insurance Proceeds received therefrom, and (vii) any property that has become Material Timmins Mines Property since the end of the previous Fiscal Quarter; and

(i)

concurrently with the delivery of the financial statements under Section 5.1(1)(a) or (b) a supplement to any Schedule hereto, or any representation herein or in any other Loan Document, with respect to any matter hereafter arising that, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in such Schedule or as an exception to such representation or that is necessary to correct any information in such Schedule or representation which has been rendered inaccurate thereby (and, in the case of any supplements to any Schedule, such Schedule shall be appropriately marked to show the changes made therein); provided that (i) no such supplement to any such Schedule or representation shall amend, supplement or otherwise modify any Schedule or representation, or be or be deemed a waiver of any Default or Event of Default resulting from the matters disclosed therein, except as consented to by the Administrative Agent and the Required Lenders in writing, and (ii) no supplement shall be required or permitted as to representations and warranties that relate solely to the Closing Date.

            (2)        Existence; Conduct of Business. The Borrower shall, and shall cause each other Credit Party to, do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence (subject only to Section 6.1(3)), and except to the extent that the failure to do so could not reasonably be expected to result in a Material Adverse Effect, obtain, preserve, renew and keep in full force and effect any and all rights, licenses, permits, privileges and franchises material to the conduct of its business.

            (3)        Payment of Tax Liabilities. The Borrower shall, and shall cause each other Credit Party to, pay its Tax liabilities when due and payable or as soon as possible thereafter once notice of non-payment has come to its attention, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings, and (b) the Borrower or such Credit Party has set aside on its books adequate reserves with respect thereto in accordance with GAAP.

            (4)        Books and Records; Inspection Rights. The Borrower shall, and shall cause each other Credit Party to, keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities. The Borrower shall, and shall cause each other Credit Party to, permit any representatives designated by the Administrative Agent or any Lender, upon reasonable prior notice, to visit and inspect its properties (subject to compliance with applicable health and safety protocols), to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers and independent accountants, all at such reasonable times and as often as reasonably requested; provided that all such visits, inspections and inquiries shall be co-ordinated through the Administrative Agent and prior to an Event of Default that is continuing shall occur not more than once in any Fiscal Year.

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            (5)        Compliance with Laws and Material Contracts. The Borrower shall, and shall cause each other Credit Party to, comply with all Laws and orders of any Governmental Authority applicable to it or its property and with all of its material contractual obligations, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. The Borrower will maintain in effect and enforce policies and procedures designed to ensure compliance by the Borrower, its Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions.

            (6)        Use of Proceeds and Letters of Credit. The proceeds of the Loans shall be used for working capital and other general corporate purposes of the Borrower and its subsidiaries, including for capital expenditures, Permitted Acquisitions and permitted Investments. Letters of Credit shall be issued only to support mining operations.

            (7)        Further Assurances.

(a)

The Borrower shall, and shall cause each other Credit Party to, cure promptly any defects in the execution and delivery of the Loan Documents, including this Agreement. Upon request, the Borrower shall, at its expense, as promptly as practical, execute and deliver to the Administrative Agent, all such other and further documents, agreements and instruments (and cause each other Credit Party to take such action) in compliance with or performance of the covenants and agreements of the Borrower or any other Credit Party in any of the Loan Documents, including this Agreement, or to further evidence and more fully describe the Collateral, or to correct any omissions in any of the Loan Documents, or more fully to state the security obligations set out herein or in any of the Loan Documents, or to perfect, protect or preserve any Liens created pursuant to any of the Loan Documents, or to make any recordings, to file any notices, or obtain any consents, all as may be necessary or appropriate in connection therewith, in the judgment of the Administrative Agent, acting reasonably.

(b)

The Borrower shall, and shall cause each of the other Credit Parties to, perform and satisfy to the satisfaction of the Administrative Agent and its counsel each of the requirements (the “Post-Closing Requirements”) listed in Schedule 5.1(7) on or before the date by which such Post-Closing Requirement is to be required to be performed pursuant thereto. For greater certainty, the Borrower acknowledges and agrees that the Post-Closing Requirements expressly include the obligation of the Borrower to, and to cause each of the other Credit Parties to, co-operate fully and promptly with the Administrative Agent and its counsel with respect to the completion of each of the Post- Closing Requirements and the provision of all information, documents, matters and things as the Administrative Agent or its counsel, acting reasonably, may deem necessary or advisable (i) to determine what actions must be taken to fulfil each of the Post-Closing Requirements, (ii) to complete and fulfil each of the Post-Closing Requirements, and (iii) to confirm and assess whether all actions necessary to fulfil each of the Post-Closing Requirements have been taken. The Administrative Agent, by instrument in writing and without any consent from any of the Lenders, may, in its sole and absolute discretion, extend any deadline for completion of a Post-Closing Requirement if the Administrative Agent, acting in good faith, believes that the extension will enable the Borrower and the Credit Parties to comply with such Post-Closing Requirement and such extension will not have a material adverse effect upon the Lenders.

            (8)        Insurance.

Tahoe Resources Inc. - Credit Agreement

(a)

The Borrower shall, and shall cause each other Credit Party to, maintain or cause to be maintained, with financially sound and reputable insurers, insurance with respect to their respective properties and business against such liabilities, casualties, risks and contingencies and in such types and amounts and with deductibles as are customary in the case of Persons engaged in the same or similar businesses and similarly situated and in accordance with any requirement of any Governmental Authority.

(b)

In the case of any fire, accident or other casualty causing loss or damage to any property of any Credit Party used in generating cash flow or required by applicable Law, all proceeds of such policies shall be used to either (i) promptly repair or replace any such damaged property, or (ii) repay Loans in accordance with Section 2.9(1).

            (9)        Operation and Maintenance of Property. The Borrower shall, and shall cause each other Credit Party to, manage and operate its business or cause its business and property to be managed and operated (a) in accordance with prudent industry practice in all material respects and in compliance in all material respects with the terms and provisions of all applicable licenses, leases, contracts and agreements, and (b) in compliance with all applicable Laws of the jurisdiction in which such businesses are carried on, and all applicable Laws of every other Governmental Authority from time to time constituted to regulate the ownership, management and operation of such businesses, except, in each case, where a failure to so manage and operate would not have a Material Adverse Effect.

            (10)      Security Package.

(a)

Group Guarantee. The Borrower shall cause each present and future Restricted Subsidiary to enter into, or accede to, the Group Guarantee, such that such Person guarantees in favour of the Administrative Agent, for the benefit of the Secured Parties, all Secured Liabilities. The obligation of a Person to accede to the Group Guarantee shall arise as soon as reasonably practicable after such Person becomes a Restricted Subsidiary. For the avoidance of doubt, any Person other than a Restricted Subsidiary may accede to the Group Guarantee and in so doing become a Credit Party.

(b)

GSA and Debenture. Each of the Borrower and Lake Shore Gold Corp. shall provide at all times in favour of the Administrative Agent, for the benefit of the Secured Parties, a first-priority Lien (subject only to Permitted Liens) over all of its present and future personal property and the Material Timmins Mines Property, together with such supporting materials as may be required to ensure the perfection or priority of such Lien. The obligation of each of the Borrower and Lake Shore Gold Corp. to provide any such Lien shall arise (a) in the case of the Material Timmins Mines Property as of the Closing Date, in accordance with and as of the dates set forth in Schedule 5.1(7) and (b) otherwise, as soon as is reasonably practicable following the Borrower or Lake Shore Gold Corp., as applicable, acquiring assets, property or undertaking that are not already subject to a Lien that complies with the terms of this Agreement.

(c)

La Arena Pledge Agreement and Shahuindo SAC Pledge Agreement. The Borrower shall cause La Arena S.A. and Shahuindo SAC to each provide at all times in favour of the Administrative Agent, for the benefit of the Secured Parties, a first-priority Lien (subject only to Permitted Liens) over its Scotia Peru Account pursuant to a pledge agreement (as granted by La Arena S.A., the “La Arena Pledge Agreement” and as granted by Shahuindo SAC, the “Shahuindo SAC Pledge Agreement”), substantially in the form of the pledge agreement delivered by La Arena S.A. to The Bank of Nova Scotia, as administrative agent, under the BNS / La Arena Credit Agreement, together with such supporting materials as may be required to ensure the perfection or priority of such Lien. The Borrower hereby confirms and agrees, on behalf of itself and La Arena S.A and Shahuindo SAC that all amounts deposited in the Scotia Peru Accounts shall be subject to the Liens in favour of the Administrative Agent. For greater certainty, each of the La Arena Pledge Agreement and the Shahuindo SAC Pledge Agreement must be delivered to the Administrative Agent within five Business Days of the Closing Date.

Tahoe Resources Inc. - Credit Agreement

(d)

Liens. The Borrower shall, and shall cause each present and future Credit Party to, provide at all times in favour of the Administrative Agent, for the benefit of the Secured Parties, a first-priority Lien (subject only to Permitted Liens) over (i) all present and future Equity Securities of other Credit Parties in which such first Credit Party has any right, title or interest and (ii) all present and future Equity Securities of Escobal Resources Holdings Limited and Minera San Rafael, Sociedad Anonima in which the Borrower has any right, title or interest, in each case as security for its Secured Liabilities, together with such supporting materials as may be required to ensure the perfection or priority of such Lien. The obligation of a Credit Party to provide any such Lien shall arise as soon as is reasonably practicable following such Person (i) becoming a Credit Party, or (ii) acquiring Equity Securities of another Credit Party that are not already subject to a Lien that complies with the terms of this Agreement. Notwithstanding the foregoing or the provision of any other Loan Document, the one share of La Arena S.A. registered in the name of Shahuindo SAC and evidenced by share certificate no. 21 and the one share of Shahuindo SAC registered in the name of Shahuindo Exploraciones and evidenced by share certificate no. 8 shall not be subject to any Lien in favour of the Administrative Agent.

(e)

Supporting Materials. In connection with the execution and delivery of any Security Document pursuant to Section 5.1(10), the Borrower shall, or shall cause the relevant other Credit Party to, deliver to the Administrative Agent such corporate resolutions, certificates, legal opinions and such other related documents as shall be reasonably requested by the Administrative Agent and consistent with the relevant forms and types thereof delivered on the Closing Date, the First Amended and Restated Closing Date and the Original Closing Date, as applicable, or as shall be otherwise reasonably acceptable to the Administrative Agent.

            (11)      Financial Covenants. The Borrower shall:

(a)	Interest Coverage Ratio. Maintain an Interest Coverage Ratio with respect to each Rolling Period of not less than 4.00 to 1.00.

(b)	Leverage Ratio. Maintain a Leverage Ratio at all times of not more than 3:00 to 1.00.

(c)	Tangible Net Worth. Maintain Tangible Net Worth at all times of not less than U.S.$1,250,000,000.

            (12)      Registrations. The Borrower shall record, file or register, at the reasonable request of the Administrative Agent but at its own expense, applications for registration or financing statements (and continuation or financing change statements when applicable), and make any other registrations or filings, including where required, the registration of each of the Security Documents (collectively, “Registrations”) with respect to the Collateral now existing and hereafter created or arising and the creation of Liens therein under and as contemplated by the Security Documents, meeting the requirements of applicable Law, in such manner and in such jurisdictions as are necessary or, in case of the Canadian Intellectual Property Office, desirable, to protect, perfect and maintain the protection and perfection of, such Liens, and to deliver evidence of such Registration to the Administrative Agent on or prior to the Closing Date. If any Credit Party (a) makes any change in its name, jurisdiction or organization or corporate structure, (b) changes its place of domicile, registered head office or chief executive office, or (c) takes any other action, which in any such case would, under the applicable Law, require the amendment of any Registration recorded, registered and filed in accordance with the provisions hereof, the Borrower shall within 10 days after a change referred to in Section 5.1(12)(a), (b) or (c), give the Administrative Agent notice of any such change or other action and shall promptly, on the request of the Administrative Agent but at its own expense, file such Registrations as may be necessary or desirable to continue the perfection of the Liens in the Collateral intended under the Security Documents.

Tahoe Resources Inc. - Credit Agreement

            (13)      Scotia Peru Account. The Borrower shall cause each of La Arena S.A. and Shahuindo S.A.C. to promptly deposit into its Scotia Peru Account all sale proceeds derived from operations of La Arena and Shahuindo S.A.C., as applicable. The Borrower shall cause each of La Arena S.A. and Shahuindo S.A.C. to use its commercially reasonable efforts to cause all purchasers of Saleable Product from the La Arena Mine and the Shahuindo Mine, as applicable, to deposit any and all sale proceeds directly into its Scotia Peru Account.

ARTICLE 6
NEGATIVE COVENANTS

6.1      Negative Covenants.

            From (and including) the Closing Date until the Maturity Date, the Borrower covenants and agrees with the Lenders as follows: (1) Indebtedness. The Borrower shall not, and shall not permit any other Credit Party to, issue, incur, assume or permit to exist any Indebtedness, except:

(a)	any Indebtedness created hereunder;

(b)	any Indebtedness of a Credit Party to any other Credit Party (other than a Limited Credit Party);

(c)

any Guarantee by a Credit Party of Indebtedness of any other Credit Party (other than a Limited Credit Party) if such Indebtedness is permitted under this Agreement (other than Indebtedness permitted pursuant to Section 6.1(i) or 6.1(n) (unless, with respect to 6.1(n), such Indebtedness was guaranteed prior to, and not in contemplation of, such Person becoming a Credit Party and it otherwise constituted Indebtedness permitted hereunder));

(d)	Permitted High Yield Indebtedness;

(e)	Capital Lease Obligations and Indebtedness secured by Purchase Money Liens in an aggregate principal amount not exceeding U.S$75,000,000 at any time outstanding;

(f)

subject to Section 5.1(7), Indebtedness owing to The Bank of Nova Scotia under the BNS / La Arena Credit Agreement, in an aggregate principal amount not exceeding U.S$35,000,000 at any time outstanding;

Tahoe Resources Inc. - Credit Agreement

(g)

any Indebtedness in respect of performance bonds, reclamation bonds, surety bonds, appeal bonds, completion guarantees or like instruments (including letters of credit or guarantee) incurred in the ordinary course of business;

(h)

other Indebtedness in an aggregate principal amount not exceeding U.S$60,000,000 at any time outstanding; provided that, not more than U.S.$10,000,000 of such amount may in the aggregate be owing by Credit Parties organized under the laws of Peru;

(i)	any Indebtedness:

	(i)	of any Person that becomes a Credit Party after the Closing Date; or

	(ii)	assumed by a Credit Party after the Closing Date,

in connection with a Permitted Acquisition, provided that such Indebtedness exists at the time of such Permitted Acquisition and is not created in contemplation of or in connection with such Permitted Acquisition.

(j)	any Indebtedness in respect of judgments that do not result in an Event of Default under Section 7.1(j);

(k)	Secured Hedge Obligations;

(l)	Secured Cash Management Obligations;

(m)	Permitted Affiliate Indebtedness; and

(n)

Indebtedness of any Person that becomes a Credit Party after the Closing Date (other than in connection with a Permitted Acquisition) in an aggregate principal amount not exceeding U.S$10,000,000 at any time outstanding, provided that such Indebtedness exists at the time such Person becomes a Credit Party and was not created in contemplation of such Person becoming a Credit Party.

            (2)        Liens. The Borrower shall not, and shall not permit any other Credit Party to, create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by the Borrower or any other Credit Party except Permitted Liens.

            (3)        Corporate Changes. The Borrower shall not, and shall not permit any other Credit Party to, merge into or amalgamate or consolidate with any other Person, or permit any other Person to merge into or amalgamate or consolidate with it, or liquidate or dissolve, except that, if at the time thereof and immediately after giving effect thereto no Default shall have occurred and be continuing:

(a)

any Credit Party may merge into, amalgamate or consolidate with any other Person (other than a Limited Credit Party) where no Default or Event of Default would result therefrom and the priority of any Lien granted by such Credit Party in favour of the Administrative Agent is not prejudiced thereby; and

(b)	any Credit Party may liquidate or dissolve if it is a Wholly-Owned Subsidiary of another Credit Party and all of its property passes to such Credit Party,

Tahoe Resources Inc. - Credit Agreement

provided that any transaction pursuant to Section 6.1(3)(a) shall not be permitted unless the merged, amalgamated or continuing corporation provides written confirmation satisfactory to the Administrative Agent, acting reasonably, that it is liable for the obligations of the relevant Credit Party under the Loan Documents or, as applicable and where such merged, amalgamated or continuing corporation was not previously a Credit Party, delivers the Security Documents and other deliverables required pursuant to Section 5.1(10) to the Administrative Agent. For the avoidance of doubt, nothing in this Section 6.1(3) shall serve to allow any Acquisition other than a Permitted Acquisition provided that it is acknowledged that any action or event described in clause (a) or (b) above among Credit Parties or among any Credit Party and a subsidiary or subsidiaries thereof is not an Acquisition.

            (4)        Permitted Business. The Borrower shall not, and shall not permit any other Credit Party to, engage to any material extent in any business other than the business of mining and activities related or ancillary thereto.

            (5)        Asset Dispositions. The Borrower shall not, and shall not permit any other Credit Party to, make any Asset Disposition, except:

(a)	where any Insurance Proceeds therefrom are dealt with in accordance with Section 2.9(1);

(b)	any Asset Disposition with respect to the Sulfide Project or any assets, property or undertaking thereof; and

(c)	other Asset Dispositions where the aggregate Fair Market Value of the subject property does not exceed U.S.$50,000,000 in any Fiscal Year.

            (6)        Investments. The Borrower shall not, and shall not permit any other Credit Party to, make or permit to exist any Investment other than:

(a)	Investments in cash and Cash Equivalents;

(b)

Investments made while no Default or Event of Default has occurred and is continuing in assets located in, or Equity Securities issued from Persons organized under the laws of, a Permitted Jurisdiction (including, for certainty, Investments in any Credit Party or subsidiary of any Credit Party); or

(c)

other Investments in Equity Securities; provided that, where any such Investment (other than Investments in Credit Parties) would cause the aggregate amount of all Investments in Equity Securities (other than Investments in Credit Parties) since the First Amended and Restated Closing Date to exceed U.S.$50,000,000 (determined on a book value basis), then the Equity Securities subject to such Investment and any and all future Investments (other than Investments in Credit Parties) shall be pledged and subject to a Lien in favour of the Administrative Agent.

            (7)        Acquisitions. The Borrower shall not, and shall not permit any other Credit Party to, make or enter into any Acquisition other than Permitted Acquisitions.

            (8)        Hedge Arrangements. The Borrower shall not, and shall not permit any other Credit Party to, enter into any Hedge Arrangement, except Hedge Arrangements entered into in order to hedge or mitigate risks to which any Credit Party has actual exposure and not for speculative purposes.

Tahoe Resources Inc. - Credit Agreement

            (9)        Restricted Payments. The Borrower shall not, and shall not permit any other Credit Party to, declare, pay or make, or agree to pay or make, directly or indirectly, any Restricted Payment, except that, so long as no Default or Event of Default is continuing or would be caused thereby:

(a)	the Borrower may declare and pay any dividend, distribution or return of capital with respect to its Equity Securities;

(b)

a Credit Party may declare and pay any dividend, distribution or return of capital with respect to its Equity Securities to (i) any other Credit Party (other than a Limited Credit Party), and (ii) to any other shareholder of such Credit Party on a pro rata basis in connection with any dividend, distribution or return of capital to a Credit Party;

(c)

a Credit Party (other than the Borrower) may purchase, redeem, retire or acquire any of its Equity Securities or any warrants, options or similar rights with respect to its Equity Securities from a Credit Party (other than Limited Credit Parties) and from any other shareholder of such Credit Party on a pro rata basis; provided that Shahuindo Exploraciones S.A.C. may purchase, redeem, retire or acquire all or any part of its Equity Securities owned by Shahuindo S.A.C. where (i) after such purchase, redemption, retirement or acquisition (A) the Administrative Agent continues to have a first-priority Lien (subject only to Permitted Liens) over all of the Equity Securities of Shahuindo Exploraciones S.A.C. owned by Tahoe Resources ULC and (B) the Administrative Agent continues to have a first-priority Lien (subject only to Permitted Liens) over all Equity Securities of Shahuindo Exploraciones S.A.C. owned by Shahuindo S.A.C., if any, immediately after such purchase, redemption, retirement or acquisition and (ii) such purchase, redemption, retirement or acquisition complies with applicable Law;

(d)	any Credit Party may make payments pursuant to and in accordance with stock option plans, profit sharing plans or other benefit plans for its management or employees;

(e)	the Borrower may pay reasonable and customary fees and expenses to independent directors that are not employees of a Credit Party;

(f)	the Borrower may pay scheduled interest upon Subordinated Indebtedness; and

(g)	any Credit Party may make payments in connection with Indebtedness owing to any other Credit Party.

            (10)      Transactions with Affiliates. Subject to Section 6.1(3), the Borrower shall not, and shall not permit any other Credit Party to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of their Affiliates, except:

(a)

in the ordinary course of business at prices and on terms and conditions not less favourable to the Borrower or such other Credit Party than could be obtained on an arm’s-length basis from unrelated third parties;

(b)	transactions between or among Credit Parties (other than Limited Credit Parties) not involving any of their other Affiliates; and

(c)	any Restricted Payment permitted by Section 6.1(9)).

Tahoe Resources Inc. - Credit Agreement

            (11)      Pension Plan Compliance. The Borrower shall not, and shall not permit any other Credit Party to:

(a)

establish or terminate, or permit any other Credit Party to establish or terminate, any Pension Plan or Benefit Plan or take any other action with respect to any Pension Plan or Benefit Plan, which could reasonably be expected to result in any material liability of a Credit Party;

(b)	sponsor, maintain, contribute to, or otherwise incur liability under any Defined Benefit Plan;

(c)

fail to withhold, make, remit or pay when due or permit any other Credit Party to fail to withhold, make, remit or pay when due any employee or employer payments, contributions or premiums to or in respect of any Pension Plan or Benefit Plan pursuant to the terms of the particular plan, any applicable collective bargaining agreement or applicable Law; or

(d)

contribute to or assume an obligation to contribute to any “multi-employer pension plan” as such term is defined in the Pension Benefits Act (Ontario) or any similar plan under pension standards legislation in another jurisdiction.

            (12)      Issuance of Shares. The Borrower shall not, and shall not permit any other Credit Party to, authorize or issue:

(a)	any Equity Securities (other than Equity Securities of the Borrower) to any Person other than another Credit Party or otherwise as required by Law; or

(b)

any preferred shares or other Equity Securities having a mandatory redemption right existing with regard thereto which could become operative on or before the Termination Date without the prior written consent of the Required Lenders, acting reasonably.

            (13)      No Amendments to Constating Documents, etc. The Borrower shall not, and shall not permit any other Credit Party to, amend, its constating documents, by-laws, partnership agreement or operating agreement, as applicable, in a manner that would adversely affect the Administrative Agent or the Lenders or such Credit Party’s duty or ability to repay the Secured Liabilities.

            (14)      Use of Proceeds. The Borrower will not request any Borrowing, and the Borrower shall not use, and shall procure that its Subsidiaries and its or their respective directors, officers, employees and agents shall not use, the direct proceeds of any Loan or Letter of Credit (and to the knowledge of the Borrower with respect to the indirect use of the proceeds of any Loan or Letter of Credit):

(a)	in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti- Corruption Laws;

(b)	for the purpose of funding, financing or facilitating any activities, business or transaction of or with any Sanctioned Person, or in any Sanctioned Country; or

(c)	in any manner that would result in the violation of any Sanctions applicable to any party hereto.

Tahoe Resources Inc. - Credit Agreement

            (15)      Escobal Mine. The Borrower shall not, and shall not permit any other Credit Party to, make any Investments in, or otherwise spend or contribute funds to, Minera San Rafael, Sociedad Anonima or Escobal Resources Holdings Limited in an aggregate amount, per annum, in excess of U.S.$50,000,000 for so long as the Escobal Mine is not in operation.

ARTICLE 7
EVENTS OF DEFAULT

7.1      Events of Default.

            If any of the following events (“Events of Default”) shall occur:

(a)	the Borrower shall fail to pay any principal of any Loan when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise;

(b)

the Borrower shall fail to pay any interest on any Loan, any fee or any other amount (other than an amount referred to in Section 7.1(a)) payable under any Loan Document or any Reimbursement Obligation, when and as the same shall become due and payable and such failure shall continue unremedied for a period of 3 Business Days;

(c)

any representation or warranty made or deemed made by or on behalf of any Credit Party in or in connection with any Loan Document or any amendment or modification thereof or waiver thereunder, or in any report, certificate, financial statement or other document furnished pursuant to or in connection with any Loan Document or any amendment or modification thereof or waiver thereunder, shall prove to have been incorrect in any material respect when made or deemed to be made; provided that where such representation or warranty is capable of remediation then an Event of Default shall occur only where it continues to be incorrect for 30 days after the earlier of (a) the Administrative Agent providing written notice thereof to the Borrower or (b) knowledge thereof by any Credit Party;

(d)

the Borrower shall fail to observe or perform any covenant, condition or agreement contained in Section 5.1(1)(d)(i) (notice of Default or Event of Default), Section 5.1(2) (Existence; Conduct of Business), Section 5.1(6) (Use of Proceeds and Letters of Credit), Section 5.1(11) (Financial Covenants) or in Article 6 (or in any comparable provision of any other Loan Document);

(e)

any Credit Party shall fail to observe or perform any covenant, condition or agreement contained in this Agreement (other than those specified in Section 7.1(a), (b) or (d)) or any other Loan Document, and such failure shall continue unremedied for a period of 30 days after the earlier of (i) knowledge thereof by any Credit Party, or (ii) notice thereof from the Administrative Agent to the Borrower (which notice shall be given at the request of any Lender);

(f)

any breach or default in payment by any Credit Party of any Material Indebtedness, or a default shall occur in the performance or observance of any obligation or conditions with respect to any Indebtedness (other than Indebtedness hereunder) of any Credit Party if the effect of such default would reasonably be expected to have a Material Adverse Effect;

(g)	any Credit Party:

Tahoe Resources Inc. - Credit Agreement

(i)

generally does not pay its debts or meet its liabilities as the same become due, or admits in writing its inability to pay its debts generally, or declares any general moratorium on its indebtedness, or proposes a compromise or arrangement between it and any class of its creditors;

(ii)

commits an act of bankruptcy under the BIA, or makes an assignment of its property for the general benefit of its creditors under the BIA, or makes a proposal (or files a notice of its intention to do so) under the BIA;

(iii)

institutes any proceeding seeking to adjudicate it an insolvent, or seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts or any other relief, under any federal, provincial or foreign Law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans of arrangement or relief or protection of debtors (including the BIA, the

Companies’ Creditors Arrangement Act (Canada) and any applicable corporations legislation) or at common law or in equity, or files an answer admitting the material allegations of a petition filed against it in any such proceeding;

(iv)

applies for the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager, sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official for it or any substantial part of its property; or

(v)

threatens to do any of the foregoing, or takes any action, corporate or otherwise, to approve, effect, consent to or authorize any of the actions described in Section 7.1(g) or in Section 7.1(h), or otherwise acts in furtherance thereof or fails to act in a timely and appropriate manner in defense thereof;

(h)	any petition is filed, application made or other proceeding instituted against or in respect of any Credit Party:

	(i)	seeking to adjudicate such Credit Party an insolvent;

	(ii)	seeking a receiving order against such Credit Party under the BIA;

(iii)

seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of such Credit Party or its debts or any other relief under any federal, provincial or foreign Law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans of arrangement or relief or protection of debtors (including the BIA, the Companies’ Creditors Arrangement Act (Canada) and any applicable corporations legislation) or at common law or in equity; or

(iv)

seeking the entry of an order for relief or the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager, sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official for such Credit Party or any substantial part of its property,

Tahoe Resources Inc. - Credit Agreement

and such petition, application or proceeding continues undismissed, or unstayed and in effect, for a period of 45 days after the institution thereof, provided that if an order, decree or judgment is granted or entered (whether or not entered or subject to appeal) against such Credit Party thereunder in the interim, such grace period shall cease to apply, and provided further that if such Credit Party files an answer admitting the material allegations of a petition filed against it in any such proceeding, such grace period shall cease to apply;

(i)	any other event occurs which, under the Laws of any applicable jurisdiction, has an effect equivalent to any of the events referred to in either of Sections 7.1(g) or (h);

(j)

one or more judgments for the payment of money in a cumulative amount in excess of U. S.$25,000,000 in the aggregate is rendered against any one or more of the Credit Parties and they have not (i) provided for its discharge in accordance with its terms within 45 days from the date of entry thereof, or (ii) procured a stay of execution thereof within 45 days from the date of entry thereof and within such period, or such longer period during which execution of such judgment has not been stayed, appealed such judgment and caused the execution thereof to be stayed during such appeal, provided that if enforcement or realization proceedings are lawfully commenced in respect thereof in the interim, such grace period shall cease to apply;

(k)

any property of any Credit Party having a Fair Market Value in excess of U. S.$25,000,000 in the aggregate is seized (including by way of execution, attachment, garnishment, levy or distraint), or any Lien thereon securing Indebtedness in excess of U. S.$25,000,000 (or its then equivalent in any other currency) is enforced, or such property has become subject to any charging order or equitable execution of a Governmental Authority, or any writ of execution or distress warrant exists in respect of any Credit Party or the property of any of them, or any sheriff or other Person becomes lawfully entitled by operation of law or otherwise to seize or distrain upon such property and in any case such seizure, enforcement, execution, attachment, garnishment, distraint, charging order or equitable execution, or other seizure or right, continues in effect and is not released or discharged for more than 45 days or such longer period during which entitlement to the use of such property continues with the such Credit Party, and such Credit Party is contesting the same in good faith and by appropriate proceedings, provided that if the property is removed from the use of such Credit Party, or is sold, in the interim, such grace period shall cease to apply;

(l)

this Agreement, any other Loan Document or any material obligation or other material provision hereof or thereof at any time is determined by a court of competent jurisdiction to not be a legal valid, binding and enforceable obligation of any Credit Party, or the validity, legality or enforceability hereof or thereof is at any time contested by any Credit Party, or any Credit Party denies that it has any or any further liability or obligation hereunder or thereunder;

(m)

any Lien purported to be created by any Security Document shall cease to be, or shall be asserted by any Credit Party not to be, a valid, perfected, first priority (except as otherwise expressly provided in this Agreement or such Security Document) Lien in Collateral; provided that, where such situation is capable of remediation, then an Event of Default shall occur only where the relevant Credit Party fails to do so to the satisfaction of the Administrative Agent, acting reasonably, within 10 Business Days of becoming aware of such circumstance;

Tahoe Resources Inc. - Credit Agreement

(n)	the termination, suspension, amendment or expiration of a licence, permit or contract which results in a Material Adverse Effect;

(o)	a Change in Control shall occur; or

(p)	any Credit Party makes an offer to prepay Permitted High Yield Indebtedness,

then, (A) and in every such event other than those described in (B), and at any time thereafter during the continuance of such event or any other such event, the Administrative Agent may, and at the request of the Required Lenders shall, by notice to the Borrower, take either or both of the following actions, at the same or different times: (x) terminate the Commitments, and thereupon the Commitments shall terminate immediately, and (y) declare the Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind except as set out earlier in this paragraph, all of which are hereby waived by the Borrower, and (B) in the case of any event with respect to the Borrower described in Section 7.1(g), (h) or (i), the Commitments shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, and Cover for any outstanding Letters of Credit, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower.

ARTICLE 8
THE ADMINISTRATIVE AGENT

8.1      Appointment of Administrative Agent.

            Each Lender hereby designates The Bank of Nova Scotia as Administrative Agent to act as herein specified and as specified in the other Loan Documents. Each Lender hereby irrevocably authorizes the Administrative Agent to take such action on its behalf under the provisions of the Loan Documents and to exercise such powers and to perform such duties thereunder as are specifically delegated to or required of the Administrative Agent by the terms thereof and such other powers as are reasonably incidental thereto. The Administrative Agent may perform any of its duties hereunder by or through its agents or employees.

8.2      Secured Parties.

(a)	The Security Documents shall be in favour of the Administrative Agent for the benefit of the Secured Parties.

(b)	The Secured Hedge Obligations shall be secured by the Liens granted under the Security Documents and rank pari passu with the obligations of the Borrower under this Agreement.

Tahoe Resources Inc. - Credit Agreement

(c)	The Secured Cash Management Obligations shall be secured by the Liens granted under the Security Documents and rank pari passu with the obligations of the Borrower under this Agreement.

(d)

Notwithstanding such common security and prior to the Lender Termination Date, all decisions regarding the administration and enforcement of the Security Documents shall be made by the Lenders alone, and no Secured Hedge Counterparty shall have any voting rights under this Agreement or any other right whatsoever to participate in the administration or enforcement of the Security Documents. For the avoidance of doubt but without limitation, prior to the Lender Termination Date any or all of the Security Documents or any rights contained therein may be amended or released by the Administrative Agent without the consent of any Secured Hedge Counterparty.

(e)

Each Lender that is or becomes a Secured Hedge Counterparty shall be bound as such by virtue of its execution and delivery of this Agreement or an Assignment and Assumption, as applicable, notwithstanding that such capacity as Secured Hedge Counterparty may not be identified on its signature line.

8.3      Limitation of Duties of Administrative Agent.

            The Administrative Agent shall have no duties or responsibilities except those expressly set out with respect to the Administrative Agent in this Agreement and as specified in the other Loan Documents. None of the Administrative Agent, nor any of its Related Parties shall be liable for any action taken or omitted by it as such hereunder or in connection herewith, unless caused by its or their gross negligence or willful misconduct. The duties of the Administrative Agent shall be mechanical and administrative in nature; the Administrative Agent shall not have, by reason of this Agreement or the other Loan Documents, a fiduciary relationship in respect of any Secured Party. Nothing in this Agreement or the other Loan Documents, expressed or implied, is intended to or shall be so construed as to impose upon the Administrative Agent any obligations in respect of this Agreement except as expressly set out herein. The Administrative Agent shall be under no duty to take any discretionary action permitted to be taken by it pursuant to this Agreement or the other Loan Documents unless it is requested in writing to do so by the Required Lenders.

8.4      Lack of Reliance on the Administrative Agent.

            (1)        Independent Investigation. Independently, and without reliance upon the Administrative Agent, each Lender, to the extent it deems appropriate, has made and shall continue to make (a) its own independent investigation of the financial condition and affairs of the Credit Parties in connection with the taking or not taking of any action in connection herewith, and (b) its own appraisal of the creditworthiness of the Credit Parties, and, except as expressly provided in this Agreement and the other Loan Documents, the Administrative Agent shall have no duty or responsibility, either initially or on a continuing basis, to provide any Lender with any credit or other information with respect thereto, whether coming into its possession before the consummation of the Transactions or at any time or times thereafter.

            (2)        Agents Not Responsible. The Administrative Agent shall not be responsible to any Lender for any recitals, statements, information, representations or warranties herein or in any document, certificate or other writing delivered in connection herewith or for the execution, effectiveness, genuineness, validity, enforceability, collectibility, priority or sufficiency of this Agreement or the other Loan Documents or the financial condition of the Credit Parties or be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement or the other Loan Documents, or the financial condition of the Credit Parties, or the existence or possible existence of any Default or Event of Default.

Tahoe Resources Inc. - Credit Agreement

8.5      Certain Rights of the Administrative Agent.

            If the Administrative Agent shall request instructions from the Lenders or the Required Lenders (as the case may be) with respect to any act or action (including the failure to act) in connection with this Agreement or the other Loan Documents, the Administrative Agent shall be entitled to refrain from such act or taking such action unless and until the Administrative Agent shall have received written instructions from the Lenders or the Required Lenders, as applicable, and the Administrative Agent shall not incur liability to any Person by reason of so refraining. Without limiting the foregoing, no Lender shall have any right of action whatsoever against the Administrative Agent as a result of the Administrative Agent acting or refraining from acting under this Agreement and the other Loan Documents in accordance with the instructions of the Required Lenders, or, to the extent required by Section 9.2, all of the Lenders.

8.6      Reliance by Administrative Agent.

            The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any note, writing, resolution, notice, statement, certificate, telex, teletype or facsimile message, electronic mail, cablegram, radiogram, order or other documentary teletransmission or telephone message believed by it to be genuine and correct and to have been signed, sent or made by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan or Borrowing that by its terms must be fulfilled to the satisfaction of a Lender, the Administrative Agent may presume that such condition is satisfactory to such Lender unless the Administrative Agent shall have received notice to the contrary from such Lender prior to the making of such Loan. The Administrative Agent may consult with legal counsel (including counsel for the Borrower), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts.

8.7      Indemnification of Administrative Agent.

            To the extent the Administrative Agent is not reimbursed and indemnified by the Borrower, each Lender shall reimburse and indemnify the Administrative Agent, in proportion to its aggregate Applicable Percentage, for and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses (including reasonable counsel fees and disbursements) or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent in performing its duties hereunder, in any way relating to or arising out of this Agreement or any other Loan Document; provided that no Lender shall be liable to the Administrative Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Administrative Agent’s gross negligence (it being acknowledged that ordinary negligence does not necessarily constitute gross negligence) or willful misconduct.

Tahoe Resources Inc. - Credit Agreement

8.8      The Administrative Agent in its Individual Capacity.

            With respect to its obligations under this Agreement and the Loans made by it, The Bank of Nova Scotia in its capacity as a Lender hereunder, shall have the same rights and powers hereunder as any other Lender and may exercise the same as though it were not performing the duties, if any, specified herein; and the terms “Lenders” and “Required Lenders” and any similar terms shall, unless the context clearly otherwise indicates, include The Bank of Nova Scotia in its capacity as a Lender hereunder. The Administrative Agent and the Co-Lead Arrangers may accept deposits from, lend money to, and generally engage in any kind of banking, trust, financial advisory or other business with the Borrower or any Affiliate of the Borrower as if it were not performing the duties, if any, specified herein, and may accept fees and other consideration from the Borrower for services in connection with this Agreement and otherwise without having to account for the same to the Lenders.

8.9      May Treat Lender as Owner.

            The Borrower, the Administrative Agent and the Issuing Bank may deem and treat each Lender as the owner of the Loans recorded on the Register maintained pursuant to Section 9.4(3) for all purposes hereof until a written notice of the assignment or transfer thereof shall have been filed with the Administrative Agent. Any request, authority or consent of any Person who at the time of making such request or giving such authority or consent is the owner of a Loan shall be conclusive and binding on any subsequent owner, transferee or assignee of such Loan.

8.10    Successor Administrative Agent.

            (1)        Replacement of Administrative Agent. The Administrative Agent may resign at any time by giving written notice thereof to the Lenders, the Issuing Banks and the Borrower. Upon any such resignation, the Required Lenders shall have the right, upon five Business Days’ notice to the Borrower, to appoint a successor Administrative Agent (who shall not be a non-resident of Canada within the meaning of the Income Tax Act), subject to the approval of the Borrower, such approval not to be unreasonably withheld. If no successor Administrative Agent shall have been so appointed by the Required Lenders, and shall have accepted such appointment, within 30 days after the retiring Administrative Agent’s giving of notice of resignation of the retiring Administrative Agent, then, upon five Business Days’ notice to the Borrower, the retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent (subject to approval of the Borrower, such approval not to be unreasonably withheld), which shall be a financial institution having a combined capital and surplus of at least U.S.$1,000,000,000 or having a parent company with combined capital and surplus of at least U.S.$1,000,000,000.

            (2)        Rights, Powers, etc. Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations under this Agreement. After any retiring Administrative Agent’s resignation hereunder as Administrative Agent, the provisions of this Article 8 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under this Agreement.

Tahoe Resources Inc. - Credit Agreement

8.11    No Independent Legal Action.

            No Lender may take any independent legal action to enforce any obligation of the Borrower hereunder. Each Lender hereby acknowledges that, to the extent permitted by applicable Law, the Security Documents and the remedies provided thereunder to the Secured Parties are for the benefit of the Secured Parties collectively and acting together and not severally, and further acknowledges that each Lender’s rights hereunder and under the Security Documents are to be exercised collectively, not severally, by the Administrative Agent upon the decision of the Required Lenders. Accordingly, notwithstanding any of the provisions contained herein or in the Security Documents, each of the Lenders hereby covenants and agrees that it shall not be entitled to take any action hereunder or thereunder, including any declaration of default hereunder or thereunder, but that any such action shall be taken only by the Administrative Agent with the prior written agreement of the Required Lenders, provided that, notwithstanding the foregoing, in the absence of instructions from the Lenders (or the Required Lenders) and where in the sole opinion of the Administrative Agent the exigencies of the situation so warrant such action, the Administrative Agent may without notice to or consent of the Lenders (or the Required Lenders) take such action on behalf of the Lenders as it deems appropriate or desirable in the interests of the Lenders. Each Lender hereby further covenants and agrees that upon any such written consent being given by the Required Lenders (or, to the extent required by Section 9.2, the Lenders), it shall co-operate fully with the Administrative Agent to the extent requested by the Administrative Agent, and each Lender further covenants and agrees that all proceeds from the realization of the Security Documents, to the extent permitted by applicable Law, are held for the benefit of all of the Secured Parties and shall be shared among them in accordance with this Agreement, and each Lender acknowledges that all costs of any such realization (including all amounts for which the Administrative Agent is required to be indemnified under the provisions hereof) shall be shared among the Secured Parties in accordance with this Agreement. Each Lender covenants and agrees to do all acts and things and to make, execute and deliver all agreements and other instruments, so as to fully carry out the intent and purpose of this Section 8.11 and each Lender hereby covenants and agrees that it shall not seek, take, accept or receive any security for any of the obligations and liabilities of the Borrower hereunder or under the other Loan Documents, or any other document, instrument, writing or agreement ancillary hereto or thereto, other than such security as is provided hereunder or thereunder, and that it shall not enter into any agreement with any of the parties hereto or thereto relating in any manner whatsoever to the Revolving Credit, unless all of the Secured Parties shall at the same time obtain the benefit of any such security or agreement, as the case may be.

8.12    Co-Lead Arrangers.

            The Co-Lead Arrangers, in such capacities, have no duties, liabilities or obligations hereunder.

Tahoe Resources Inc. - Credit Agreement

ARTICLE 9
MISCELLANEOUS

9.1      Notices.

            (1)        Method and Contact Information. Except in the case of notices and other communications expressly permitted to be given by telephone (and subject to Section 9.1(2)), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile or e-mail in each case to the addressee, as follows:

(i)	if to the Borrower or any other Credit Party:

[REDACTED]

(ii)	if to the Administrative Agent:

[REDACTED]

(iii)	if to any Lender or any Issuing Bank, to it at its address, facsimile number or e- mail address set out opposite its name on Schedule 9.1 or in the Assignment Agreement by which it becomes a Lender.

            (2)        Electronic Communications. Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communications pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices pursuant to Article 2 unless otherwise agreed by the Administrative Agent and the applicable Lender. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communication to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

            (3)        Change of Address; When Notice Deemed Given. Any party hereto may change its address, facsimile number or e-mail address for notices and other communications hereunder by notice to the other parties hereto in the manner provided in Section 9.1. All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt.

9.2      Waivers; Amendments.

            (1)        Waiver. No failure or delay by the Administrative Agent or any Lender in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent and the Lenders hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by the Borrower therefrom shall in any event be effective unless the same shall be permitted by Section 9.2(2), and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan or issuance of a Letter of Credit shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent or any Lender may have had notice or knowledge of such Default at the time.

Tahoe Resources Inc. - Credit Agreement

            (2)        Amendments. Neither this Agreement nor any other Loan Document (or any provision hereof or thereof) may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Borrower and the Required Lenders or by the Borrower and the Administrative Agent with the consent of the Required Lenders (and for greater certainty, any such waiver, amendment or modification shall not require any consent or other agreement of any Credit Party other than the Borrower, notwithstanding that any such Credit Party may be a party to this Agreement or any other Loan Document); provided that no such agreement shall:

(a)	increase the amount of any Commitment of any Lender;

(b)	extend the expiry date of any Commitment of any Lender;

(c)

reduce the principal amount of any Loan or reduce the rate of interest or any fee applicable to any Loan or Letter of Credit other than fronting fees (provided that the Required Lenders may amend the definition of Leverage Ratio notwithstanding any effect on the Applicable Margin);

(d)

postpone the scheduled date of payment of the principal amount of any Loan, or any interest thereon, or any fees payable in respect thereof, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Commitment (it being understood that modifications to, or waivers of, the mandatory prepayment provisions of Section 2.9(1) do not fall within this clause (d));

(e)	change Section 2.15 in a manner that would alter the sharing of payments required thereby;

(f)

change any of the provisions of Section 9.2 or the definition of “Required Lenders” or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder;

(g)

waive any Event of Default under Section 7.1(g), (h), or (i) (it being understood that any other Event of Default may be waived by the Required Lenders, notwithstanding that the Loans would otherwise bear a default rate of interest and be capable of falling due and payable); or

(h)

release any Credit Party from any material obligations under the Security Documents and other instruments contemplated by this Agreement, release or discharge any of the Liens arising under the Security Documents, permit the creation of any Liens, other than Permitted Liens, on any of the assets subject to the Liens arising under the Security Documents, lower the priority of any Lien arising under any of the Security Documents, or lower the priority of any payment obligation of any Credit Party under any of the Loan Documents, in each case without the prior written consent of each Lender, or in the case of the matters referred to in Section 9.2(2), (b), (c), (d) and (e), without the prior written consent of each Lender directly affected thereby and provided further that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent or the Issuing Bank hereunder, as the case may be, without the prior written consent of the Administrative Agent or Issuing Bank (as applicable). For greater certainty, the Administrative Agent may release and discharge the Liens constituted by the Security Documents or a Guarantor from the Group Guarantee to the extent necessary to enable a Credit Party to complete any Asset Disposition which is not prohibited by this Agreement or the other Loan Documents. The Administrative Agent may also subordinate the Liens constituted by the Security Documents to any Lien permitted by Section 6.1(2) . In connection with the execution and delivery of this Agreement, the Administrative Agent may also release and discharge (and each Secured Party hereby irrevocably authorizes the Administrative Agent to release and discharge) (a) the Liens constituted by the Security Documents over the shares of Minera San Rafael S.A. held by Escobal Resources Holdings Limited and (b) Escobal Resources Holdings Limited and Minera San Rafael S.A. from the Group Guarantee.

Tahoe Resources Inc. - Credit Agreement

9.3      Expenses; Indemnity; Damage Waiver.

            (1)        Expenses. The Borrower shall pay (a) all reasonable out-of-pocket expenses incurred by the Administrative Agent and its Affiliates, including the reasonable and documented fees, charges and disbursements of counsel for the Administrative Agent and all applicable Taxes, in connection with the syndication of the credit facilities provided for herein and the preparation and administration of this Agreement and the other Loan Documents, (b) all reasonable out-of-pocket expenses incurred by the Administrative Agent and its Affiliates, including the reasonable and documented fees, charges and disbursements of counsel for the Administrative Agent and applicable Taxes, in connection with any amendments, modifications or waivers of the provisions hereof or of any of the other Loan Documents, (whether or not the transactions contemplated hereby or thereby shall be consummated), and (c) all out-of-pocket expenses incurred by the Administrative Agent, the Co-Lead Arrangers or any Lender, including the documented fees, charges and disbursements of any counsel for the Administrative Agent or any Lender and all applicable Taxes, in connection with the assessment, enforcement or protection of their rights in connection with this Agreement, including its rights under Section 9.3, or in connection with the Loans made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans.

            (2)        Indemnity. The Borrower shall indemnify the Co-Lead Arrangers and each Secured Party, as well as each Related Party and each assignee of any of the foregoing Persons (each such Person and each such assignee being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, cost recovery actions, damages, expenses and liabilities of whatsoever nature or kind and all reasonable out-of-pocket expenses and all applicable Taxes (other than Excluded Taxes) to which any Indemnitee may become subject arising out of or in connection with (a) the execution or delivery of the Loan Documents or any agreement or instrument contemplated thereby, the performance by the parties thereto of their respective obligations thereunder, and the consummation of the Transactions or any other transactions thereunder, (b) any Loan or Letter of Credit or any actual or proposed use of the proceeds therefrom, including, subject to the terms of this Agreement, any refusal by the Issuing Bank to honour a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit, (c) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by a Credit Party, or any Environmental Liability related in any way to a Credit Party, (d) any actual or prospective third party claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto, or (e) the enforcement of any Indemnitee’s rights hereunder and any related assessment, investigation, defence, preparation of defence, litigation and enquiries; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence (it being acknowledged that ordinary negligence does not necessarily constitute gross negligence) or wilful misconduct of, or material breach of this Agreement, any other Loan Document or any other document, waiver or consent delivered in connection therewith by, such Indemnitee. The Borrower will have the right, at its expense, to assume the defence of any third party claim, litigation, investigation or proceeding relating to the foregoing (including settlement on terms approved by the Borrower and Required Lenders, acting reasonably). Any Indemnitee shall have the right to counsel of its own choice to represent it, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Borrower has failed promptly to assume the defence and employ counsel satisfactory to the Administrative Agent, acting reasonably, or (ii) such Indemnified Person shall have been advised by counsel that there exist actual or potential conflicting interests between the Borrower and such Indemnified Person; (3) Lender Responsibility for Unpaid Expenses and Indemnity. To the extent that the Borrower fails to pay any amount required to be paid under Sections 9.3(1) or (2), each Lender severally agrees to pay to the Administrative Agent or the Issuing Bank (as applicable) such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent or the Issuing Bank, in its capacity as such.

Tahoe Resources Inc. - Credit Agreement

            (4)        Inspections for Administration. Any inspection of any property of any Credit Party made by or through the Administrative Agent or any Lender shall be for purposes of administration of the Transactions contemplated by this Agreement only, and no Credit Party shall be entitled to rely upon the same (whether or not such inspections are at the expense of the Borrower).

            (5)        No Representation. By accepting or approving anything required to be observed, performed, fulfilled or given to the Administrative Agent or the Lenders pursuant to the Loan Documents, neither the Administrative Agent nor the Lenders shall be deemed to have warranted or represented the sufficiency, legality, effectiveness or legal effect of the same, or of any term, provision or condition thereof, and such acceptance or approval thereof shall not constitute a warranty or representation to anyone with respect thereto by the Administrative Agent or the Lenders.

            (6)        Relationship Between Parties. The relationship between the Borrower and the Administrative Agent and the Lenders is, and shall at all times remain, solely that of borrower and lenders. Neither the Administrative Agent nor the Lenders shall under any circumstances be construed to be partners or joint venturers of the Borrower or its Affiliates. Neither the Administrative Agent nor the Lenders shall under any circumstances be deemed to be in a relationship of confidence or trust or a fiduciary relationship with the Borrower or its Affiliates, or to owe any fiduciary duty to the Borrower or its Affiliates. Neither the Administrative Agent nor the Lenders undertake or assume any responsibility or duty to the Borrower or its Affiliates to select, review, inspect, supervise, pass judgment upon or inform the Borrower or its Affiliates of any matter in connection with their property or the operations of the Borrower or its Affiliates. The Borrower and its Affiliates shall rely entirely upon their own judgment with respect to such matters, and any review, inspection, supervision, exercise of judgment or supply of information undertaken or assumed by the Administrative Agent or the Lenders in connection with such matters shall be solely for the protection of the Administrative Agent and the Lenders, and neither the Borrower nor any other Person shall be entitled to rely thereon.

            (7)        Limitation of Liability. The Administrative Agent and the Lenders shall not be responsible or liable to any Person for any loss, damage, liability or claim of any kind relating to injury or death to Persons or damage to property caused by the actions, inaction or negligence of any Credit Party or its Affiliates, and the Borrower hereby indemnifies and holds the Administrative Agent and the Lenders harmless on the terms set out in Section 9.3(2) from any such loss, damage, liability or claim.

            (8)        Agreement Between Parties. The parties agree that this Agreement is made for the purpose of defining and setting forth certain obligations, rights and duties of the Borrower, the other Credit Parties, the Administrative Agent and the Lenders in connection with the Loans, and is made for the sole benefit of the Borrower, the other Credit Parties, the Administrative Agent and the Lenders, and their respective successors and assigns. Except as provided in Sections 9.3(2) and 9.4, no other Person shall have any rights of any nature hereunder or by reason hereof.

Tahoe Resources Inc. - Credit Agreement

            (9)        Payment of Expenses and Indemnity. All amounts due under Section 9.3 shall be payable not later than three Business Days after written demand therefor.

9.4      Successors and Assigns.

            (1)        Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of the Issuing Bank that issues any Letter of Credit), except that (a) the Borrower shall not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void), and (b) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with Section 9.4. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby (including any Affiliate of the Issuing Bank that issues any Letter of Credit) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

            (2)        Assignment by Lenders. Any Lender may assign to one or more assignees all or a portion of its rights and obligations under this Agreement and the other Loan Documents (including all or a portion of its Commitments and the Loans at the time owing to it); provided that (a) except in the case of an assignment to a Lender, the Borrower and, in the case of an assignment of all or a portion of a Commitment or any Lender’s obligations in respect of its LC Exposure, the Issuing Bank, must give its prior written consent to such assignment, which consent from the Borrower or Issuing Bank, as applicable, shall not be unreasonably withheld or delayed, and (b) except in the case of an assignment of any Commitment to an assignee that is a Lender with a Commitment immediately prior to giving effect to such assignment, the Administrative Agent must give its prior written consent to such assignment (which consent shall not be unreasonably withheld or delayed); (c) the Borrower’s consent shall not be required with respect to any assignment made at any time after the occurrence and during the continuance of an Event of Default, (d) except in the case of an assignment to a Lender or an assignment of the entire remaining amount of the assigning Lender’s Commitment, the amount of the Commitment of the assigning Lender subject to each such assignment (determined as of the date on which the Assignment and Assumption relating to such assignment is delivered to the Administrative Agent) shall not be less than U.S. $5,000,000, unless each of the Borrower and the Administrative Agent otherwise consent in writing and the amount held by each Lender after each such assignment shall not be less than U.S. $5,000,000, unless each of the Borrower and the Administrative Agent otherwise consent in writing, (e) each partial assignment in respect of a Commitment and the related Loans shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement in respect of such Commitment and the related Loans, (f) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with (except in the case of an assignment to a Lender) a processing and recordation fee of U.S.$3,500, payable by the assigning Lender, (g) the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire, and (h) no assignment may be made to any Credit Party, any Affiliate of a Credit Party, or a Defaulting Lender. The Administrative Agent shall provide the Borrower and each Lender with written notice of any change in (or new) address of a Lender disclosed in an Administrative Questionnaire. Subject to acceptance and recording thereof pursuant to Section 9.4(4), from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, shall have all of the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.12, 2.13, and 2.14 and 9.3) . Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with Section 9.4 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 9.4(5) .

Tahoe Resources Inc. - Credit Agreement

            (3)        Register. The Administrative Agent, acting for this purpose as an agent of the Borrower, shall maintain at one of its offices in Toronto, Ontario a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount of the Loans and LC Disbursements owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, and the Borrower, the Administrative Agent, the Issuing Bank, and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Borrower, the Issuing Bank and any Lender at any reasonable time and from time to time upon reasonable prior notice.

            (4)        Acceptance and Recording of Assignments. Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in Section 9.4(2) and any written consent to such assignment required by Section 9.4(2), the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this Section 9.4(4) .

            (5)        Participations. Any Lender may, without notice to the Borrower or the consent of the Borrower, the Administrative Agent or the Issuing Bank, sell participations to one or more Persons (a “Participant”) that is not a competitor of the Credit Parties in all or a portion of such Lender’s rights and obligations under this Agreement and the other Loan Documents (including all or a portion of its Commitment and the Loans owing to it); provided that (a) such Lender’s obligations under this Agreement shall remain unchanged, (b) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, and (c) the Borrower, the Administrative Agent, the Issuing Bank and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that (d) such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement or any other Loan Document; provided that such agreement or instrument may provide that such Lender shall not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 9.2(2) that affects such Participant, and (e) the Participant shall agree to maintain the confidentiality of Information (as defined in Section 9.15) on terms and conditions substantively similar to those contained in Section 9.15. Subject to Section 9.4(6), the Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.12, 2.13, 2.14 and 9.3 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 9.4(2) . To the extent permitted by Law, each Participant also shall be entitled to the benefits of Section 9.10 as though it were a Lender, provided that such Participant agrees to be subject to Section 2.15(4) as though it were a Lender.

            (6)        Rights of Participant. A Participant shall not be entitled to receive any greater payment under Sections 2.12, 2.13, 2.14 and 9.3 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant (for certainty, if the applicable Lender is not entitled to any payment under such sections, the Participant shall not be entitled to any payment thereunder), unless the sale of the participation to such Participant is made with the Borrower’s prior written consent.

Tahoe Resources Inc. - Credit Agreement

            (7)        Lender Pledge of Security. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and Section 9.4 shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

            (8)        Borrower’s Obligations. Any assignment or grant of a participation pursuant to Section 9.4 shall constitute neither a repayment by the Borrower to the assigning or granting Lender of any Loan included therein, nor a new advance of any such Loan to the Borrower by such Lender or by the assignee or Participant, as the case may be. The parties acknowledge that the Borrower’s obligations hereunder with respect to any such Loans shall continue and shall not constitute new obligations as a result of such assignment or participation.

9.5      Anti-Money Laundering Legislation.

            (1)        Information. The Borrower acknowledges that, pursuant to AML Legislation, the Lenders and the Administrative Agent may be required to obtain, verify and record information regarding the Borrower, its directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Borrower, and the transactions contemplated hereby. The Borrower shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Administrative Agent, or any prospective assignee or participant of a Lender or the Administrative Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.

            (2)        Role of Agent. If the Administrative Agent has ascertained the identity of the Borrower or any authorized signatories of the Borrower for the purposes of applicable AML Legislation, then the Administrative Agent:

(a)

shall be deemed to have done so as an agent for each Lender, and this Agreement shall constitute a “written agreement” in such regard between each Lender and the Administrative Agent within the meaning of applicable AML Legislation; and

(b)	shall provide to each Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

Notwithstanding the preceding sentence and except as may otherwise be agreed in writing, each of the Lenders agrees that the Administrative Agent has no obligation to ascertain the identity of the Borrower or any authorized signatories of the Borrower on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from the Borrower or any such authorized signatory in doing so.

9.6      Survival.

            All covenants, agreements, representations and warranties made by the Borrower herein and in the certificates or other instruments delivered in connection with or pursuant to this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement and the making of any Loans and issuance of any Letters of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent, the Issuing Bank or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Commitments have not expired or terminated. Section 9.3 and Article 8 shall survive and remain in full force and effect, regardless of the consummation of the Transactions, the repayment of the Loans, the expiration or termination of the Letters of Credit and the Commitments or the termination of this Agreement or any provision hereof (provided that with respect to Section 9.3 any such obligations shall be unsecured).

Tahoe Resources Inc. - Credit Agreement

9.7      Counterparts.

            This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original or faxed or other electronic form and the parties adopt any signatures received by a receiving fax machine or via e-mail as original signatures of the parties; provided, however, that any party providing its signature in such manner shall promptly forward to the other parties an original of the signed copy of this Agreement which was so faxed or e-mailed.

9.8      Entire Agreement.

            This Agreement (together with the other Loan Documents and any separate letter agreements with respect to fees payable to the Administrative Agent), constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. There are no conditions, warranties, representations or other agreements between the parties in connection with the subject matter of this Agreement (whether oral or written, express or implied, statutory or otherwise) except as specifically set out in this Agreement or in such other applicable agreements.

9.9      Severability.

            Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and shall be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

9.10    Right of Set Off.

            If an Event of Default shall have occurred and be continuing, each Secured Party is hereby authorized at any time and from time to time, to the fullest extent permitted by Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations at any time owing by such Secured Party to or for the credit or the account of any Credit Party against any of and all of the obligations of the Credit Parties now or hereafter existing under the Loan Documents held by such Secured Party, irrespective of whether or not such Secured Party shall have made any demand under any Loan Document and although such obligations may be unmatured and regardless of the currency of the deposit. The rights of each Secured Party under this Section 9.10 are in addition to other rights and remedies (including other rights of set off) which such Secured Party may have.

Tahoe Resources Inc. - Credit Agreement

9.11    Governing Law.

            This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in that Province and shall be treated, in all respects, as an Ontario contract.

9.12    Attornment.

            Each party hereto agrees (a) that any action or proceeding relating to this Agreement may (but need not) be brought in any court of competent jurisdiction in the Province of Ontario, and for that purpose now irrevocably and unconditionally attorns and submits to the jurisdiction of such Ontario court, (b) that it irrevocably waives any right to, and shall not, oppose any such Ontario action or proceeding on any jurisdictional basis, including forum non conveniens, and (c) not to oppose the enforcement against it in any other jurisdiction of any judgment or order duly obtained from an Ontario court as contemplated by this Section 9.12.

9.13    Service of Process.

            Each party hereto irrevocably consents to service of process in the manner provided for notices in Section 9.1. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

9.14    WAIVER OF JURY TRIAL.

            EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (a) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (b) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.14.

Tahoe Resources Inc. - Credit Agreement

9.15    Confidentiality.

            Each of the Administrative Agent, the Issuing Bank and each Lender shall maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to each of their Affiliates, Lender Affiliates (in the case of a Lender) directors, officers, employees, agents and advisors, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent required by any Governmental Authority, (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) while an Event of Default has occurred and is continuing in connection with the exercise of any remedies under any Loan Document or any suit, action or proceeding relating to any Loan Document or the enforcement of rights thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section 9.15, to any actual or prospective assignee of or Participant in any of its rights or obligations under this Agreement or to any actual or prospective counterparty (or its advisors) to any Hedge Arrangement with a Credit Party, (g) to their auditors in connection with any audit (provided that such disclosure is limited solely to the existence of this Agreement and the obligations of the relevant Lender or Lender Affiliates thereunder), (h) with the consent of the Borrower, or (i) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section 9.15, or (ii) becomes available to the Administrative Agent, the Issuing Bank, or any Lender on a non-confidential basis from a source other than the Borrower. For the purposes of this Section 9.15, “Information” means all information received from any Credit Party relating to any Credit Party, any of their subsidiaries or Affiliates, or their respective business, other than any such information that is available to the Administrative Agent, the Issuing Bank, the Co-Lead Arrangers, or any Lender on a non-confidential basis prior to disclosure by such Credit Party. Any Person required to maintain the confidentiality of Information as provided in this Section 9.15 shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. Notwithstanding the foregoing, the Secured Parties and the Credit Parties agree that Blake, Cassels & Graydon LLP and Cassels Brock & Blackwell LLP may inform league table services, such as Thomson Financial and Bloomberg, and make mention in its promotional publications and the media generally of its representation of the Secured Parties or Credit Parties, as applicable, with respect to the Transactions.

9.16    No Strict Construction.

            The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favouring or disfavouring any party by virtue of the authorship of any provisions of this Agreement.

9.17    Paramountcy.

            In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of any other Loan Document then, notwithstanding anything contained in such other Loan Document, the provisions contained in this Agreement shall prevail to the extent of such conflict or inconsistency and the provisions of such other Loan Document shall be deemed to be amended to the extent necessary to eliminate such conflict or inconsistency, it being understood that the purpose of the other Loan Documents is to add to, and not detract from, the rights granted to the Administrative Agent (for its own benefit and the benefit of the other Secured Parties) under this Agreement. If any act or omission of any or all Credit Parties is expressly permitted under this Agreement but is expressly prohibited under any other Loan Document, such act or omission shall be permitted. If any act or omission is expressly prohibited under any other Loan Document, but this Agreement does not expressly permit such act or omission, or if any act is expressly required to be performed under any other Loan Document but this Agreement does not expressly relieve any or all Credit Parties from such performance, such circumstance shall not constitute a conflict or inconsistency between the applicable provisions of such other Loan Document and the provisions of this Agreement.

Tahoe Resources Inc. - Credit Agreement

9.18    Excluded Swap Obligations.

            Notwithstanding anything to the contrary contained herein or in any other Loan Document, any Excluded Swap Obligations of a Guarantor shall be excluded from:

(a)

the definition of “Secured Liabilities” in any Loan Document as it pertains to such Guarantor, and no Lien granted by a such Guarantor under any Loan Document shall secure any Excluded Swap Obligations; and

(b)

the definition of “Debtor Liabilities” in the Group Guarantee as it pertains to such Guarantor, and no Excluded Swap Obligations shall be guaranteed or indemnified by such Guarantor under any Loan Document.

9.19    LIMITATION OF LIABILITY.

            NO CLAIM MAY BE MADE BY ANY CREDIT PARTY, ANY SECURED PARTY OR ANY OTHER PERSON AGAINST ANY INDEMNITEE ON ANY THEORY OF LIABILITY, FOR SPECIAL, INDIRECT, CONSEQUENTIAL OR PUNITIVE DAMAGES (AS OPPOSED TO DIRECT OR ACTUAL DAMAGES) ARISING OUT OF, IN CONNECTION WITH, OR AS RESULT OF, ANY LOAN DOCUMENT, THE TRANSACTIONS, OR ANY ACT, OMISSION OR EVENT OCCURRING IN CONNECTION THEREWITH, AND EACH CREDIT PARTY AND SECURED PARTY HEREBY WAIVE TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ALL SUCH CLAIMS, WHETHER OR NOT ACCRUED AND WHETHER OR NOT KNOWN OR SUSPECTED TO EXIST IN ITS FAVOUR

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

[signatures on the next following pages]

Tahoe Resources Inc. - Credit Agreement

- S1 -

TAHOE RESOURCES INC., as Borrower

By:	‘Elizabeth McGregor’
Name: Elizabeth McGregor
Title: Vice President and Chief Financial Officer

Signature Page	Tahoe Resources Inc. – Credit Agreement

- S2 -

THE BANK OF NOVA SCOTIA, as Administrative Agent

By:	‘Clement Yu’
Name: Clement Yu
Title: Director

By:	‘Ryan Moonilal’
Name: Ryan Moonilal
Title: Analyst

- S3 -

THE BANK OF NOVA SCOTIA, as Co-Lead Arranger, Lender and Issuing Bank

By:	‘Ian Stephenson’
Name: Ian Stephenson
Title: Managing Director

By:	‘Stephen MacNeil’
Name: Stephen MacNeil
Title: Associate Director

- S4 -

HSBC SECURITIES (USA) INC., as Co-Lead Arranger and Joint Bookrunner

By:	‘Adam Hendley’
Name: Adam Hendley
Title: Managing Director

By:
Name:
Title:

- S5 -

HSBC BANK USA, NATIONAL ASSOCIATION, as Lender

By:	‘Adam Hendley’
Name: Adam Hendley
Title: Managing Director

By:
Name:
Title:

- S6 -

BANK OF MONTREAL, as Lender

By:	‘Robert H. Wright’
Name: Robert H. Wright
Title: Director

By:
Name:
Title:

- S7 -

ROYAL BANK OF CANADA, as Lender

By:	‘Strati Georgopoulos’
Name: Strati Georgopoulos
Title: Authorized Sigantory

By:
Name:
Title:

- S8 -

Intentionally Blank

- S9 -

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

By:	‘Jens Paterson’
Name: Jens Paterson
Title: Executive Director

By:	‘Kazim Mehdi’
Name: Kazim Mehdi
Title: Executive Director

- S10 -

NATIONAL BANK OF CANADA, as Lender

By:	‘Allan Fordyce’
Name: Allan Fordyce
Title: Managing Director

By:	‘David Torrey’
Name: David Torrey
Title: Managing Director

- S11 -

THE TORONTO-DOMINION BANK, as Lender

By:	‘Brendon D’Mello’
Name: Brendon D’Mello
Title: Director

By:	‘Liza Straker’
Name: Liza Straker
Title: Director

EXHIBIT A

FORM OF BORROWING REQUEST1

TO:	The Bank of Nova Scotia

RE:

Second Amended and Restated Credit Agreement dated as of February 16, 2018 made between, among others, the undersigned (the “Borrower”), you, as Administrative Agent, and the lenders from time to time party thereto (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”)

                   We refer to the credit facility constituted by the Credit Agreement and we hereby give you notice that on [DATE] we wish to obtain a Borrowing in the aggregate amount of U.S.$[AMOUNT]. All capitalized terms used and not otherwise defined herein have the meanings given to them in the Credit Agreement.

                   The Borrowing requested hereby is to take the form of:

[ ]	a Base Rate Borrowing

[ ]	a LIBO Rate Borrowing

[ ]	a Letter of Credit

                   Such Borrowing is a [rollover/conversion] of outstanding [LIBO Rate Loans having an Interest Period ending [DATE]/Base Rate Loans] in an aggregate principal amount of U.S.$[AMOUNT].

                   [The Interest Period in respect of the LIBO Rate Borrowing requested hereby is [NUMBER] days2.]

                   We hereby certify, after due and careful investigation, that3:

(a)

each of the representations and warranties made by the Borrower in the Credit Agreement are true and correct on and as of the date hereof except to the extent that (i) any change to the representations and warranties has been disclosed to the Administrative Agent and accepted by the Required Lenders, or (ii) any representation and warranty is stated to be made as of a particular time; and

(b)	on and as of the date hereof, no Default has occurred and is continuing.

                   DATED: [MONTH] [DAY], [YEAR]

______________________________________
[1]	A separate Borrowing Request must be submitted for each Type of Borrowing.
[2]	This sentence is only required in the context of a Borrowing Request for a LIBO Rate Borrowing.
[3]	This certification need not be made on conversions or rollovers.

Tahoe Resources Inc. – Credit Agreement
Exhibit A – Page 1

TAHOE RESOURCES INC.

By: _______________________________________
Name:
Title:

By: ________________________________________
Name:
Title:

Tahoe Resources Inc. – Credit Agreement
Exhibit A – Signature Page

EXHIBIT B

COMPLIANCE CERTIFICATE

TO:	The Bank of Nova Scotia, as administrative agent under the Credit Agreement (the
“Administrative Agent”)

AND TO:	The Lenders

                          Reference is made to the second amended and restated credit agreement dated as of February 16, 2018 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”) made between, among others, Tahoe Resources Inc., as Borrower, The Bank of Nova Scotia, as Administrative Agent, and the Lenders now or hereafter parties thereto. Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

                          The undersigned, the [Chief Financial Officer] of the Borrower, in that capacity and not personally, hereby certifies that, as of the date hereof, (a) no Default exists and is continuing4 and all representations and warranties made in the Credit Agreement continue to be true and correct as if made on the date hereof5, except (i) to the extent that any change to the representations and warranties has been disclosed to the Administrative Agent and accepted by the Required Lenders or (ii) where such representation or warranty refers to a different date, (b) as at the end of the Fiscal Quarter ended [LAST DAY OF FISCAL QUARTER], the Borrower was in compliance with each of the financial tests set forth in Article 5 of the Credit Agreement6, (c) the balance in the Scotia Peru Account held by La Arena S.A. is [__], and (d) the balance in the Scotia Peru Account held by Shahuindo SAC is [__].

                          The Borrower’s compliance with each of such financial covenants as at the end of such Fiscal Quarter is demonstrated by the figures set out on the financial covenant compliance worksheet attached hereto as Schedule A.

                          DATED: [MONTH] [DAY], [YEAR]

Name:
Title: [Chief Financial Officer], [BORROWER]

______________________________________

[4]	Or, if there is an outstanding Default or Event of Default, specify the nature and status thereof and the Borrower’s proposed response thereto.
[5]	If this is not the case, specify the nature of any change.
[6]	Or, if there is non-compliance, specify same.

Tahoe Resources Inc. – Credit Agreement
Exhibit B – Page 1

SCHEDULE A TO COMPLIANCE CERTIFICATE
FINANCIAL COVENANT COMPLIANCE WORKSHEET7

RE:	Rolling Period ended [MONTH] [DAY], [YEAR].

A.        INTEREST COVERAGE RATIO

Requirement: Maintain Interest Coverage Ratio of not less than 4.00 to 1.00 for each Rolling Period (Section 5.1(11)(a)) .

1.        EBITDA8

(a)	Net Income	[•]

(b)	less, any non-cash income and gains	[•]

(c)	less, any extraordinary or non-recurring income and gains	[•]

(d)	plus Interest Expense	[•]

(e)	plus Income Tax Expense	[•]

(f)	plus Depreciation Expense	[•]

(g)	plus any other non-cash expenses and losses (including impairments)	[•]

(h)	plus, any extraordinary or non-recurring charges, expenses or losses	[•]

	EBITDA: (a – b – c + d + e + f+ g + h)	[•] (A)

2.	Interest Expense	[•] (B)

	Interest Coverage Ratio: (A)/ (B)	[•]

______________________________________

[7]	All amounts determined on a Consolidated basis.
[8]	All amounts determined with respect to the Rolling Period in question and deducted/added to the extent included/deducted from Net Income.

Tahoe Resources Inc. – Credit Agreement
Exhibit B – Page 2

B.        LEVERAGE RATIO

Requirement: Maintain a Leverage Ratio of not greater than 3.00 to 1.00 for each Rolling Period (Section 5.1(11)(b)) .

1.	Total Indebtedness	[•] (A)

2.	EBITDA[9]	[•] (B)

	Leverage Ratio: (A)/ (B)	[•]

C.        TANGIBLE NET WORTH

Requirement: Maintain Tangible Net Worth of not less than U.S.$1,250,000,000 (Section 5.1(11)(c) .

1.	total assets (excluding all assets that are treated as intangibles under GAAP)	[•] (A)

2.	total liabilities	[•] (B)

	Tangible Net Worth : (A) – (B)	[•] (B)

______________________________________

[9]	See (A) on previous page.

Tahoe Resources Inc. – Credit Agreement
Exhibit B – Page 3

EXHIBIT C

FORM OF
ASSIGNMENT AND ASSUMPTION AGREEMENT

             This assignment and assumption agreement (the “Assignment and Assumption”) is dated as of the Effective Date set out below and is entered into by and between [Insert name of Assignor] (the “Assignor”) and [Insert name of Assignee] (the “Assignee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, supplemented, restated or replaced from time to time, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set out in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set out herein in full.

            For good and valuable consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (a) all of the Assignor’s rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below (including any Letters of Credit included in such facilities) and (b) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (a) above (the rights and obligations sold and assigned pursuant to clauses (a) and (b) above being referred to herein collectively as the “Assigned Interest”). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1.	Assignor:

2.	Assignee:

[and is an Affiliate of [identify Lender]10]

3.	Borrower:	Tahoe Resources Inc.

4.	Administrative Agent:	as the administrative agent under the Credit Agreement

______________________________

[10]	Select as applicable.

Tahoe Resources Inc. – Credit Agreement
Exhibit C – Page 1

5.	Credit Agreement:

The second amended and restated credit agreement dated as of February 16, 2018 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”) made between, among others, Tahoe Resources Inc., as Borrower, The Bank of Nova Scotia, as Administrative Agent, and the Lenders now or hereafter parties thereto.

6.	Assigned Interest:

Aggregate Amount of Commitment/Loans for all Lenders	Amount of Commitment/Loans Assigned	Percentage Assigned of Commitment/Loans[11]
$	$	%

Effective Date:______________________ ___________ , 20____ [To be inserted by Administrative Agent and which shall be the effective date of recordation of transfer in the register therefor.]

The terms set out in this Assignment and Assumption are hereby agreed to:

[NAME OF ASSIGNOR]

By: __________________________________________________
Name:
Title:

[NAME OF ASSIGNEE]

By: ________________________________________________________
Name:
Title:

[Consented to and]12 Accepted:

[NAME OF ADMINISTRATIVE AGENT], as Administrative Agent

By: ________________________________________________________
Name:
Title:

By: ________________________________________________________
Name:
Title:

[Consented to:]13

______________________________________
[11]	Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.
[12]	To be added only if the consent of the Administrative Agent is required by the terms of the Credit Agreement.

Tahoe Resources Inc. – Credit Agreement
Exhibit C – Page 2

TAHOE RESOURCES INC., as Borrower

By: ___________________________________________
Name:
Title:

_____________________________

[13]	To be added only if the consent of the Borrower and/or other parties (e.g. Issuing Bank) is required by the terms of the Credit Agreement.

Tahoe Resources Inc. – Credit Agreement
Exhibit C – Page 3

ANNEX 1

[CREDIT AGREEMENT]14

STANDARD TERMS AND CONDITIONS FOR
ASSIGNMENT AND ASSUMPTION

1.        Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or any other Person of any of their respective obligations under any Loan Document. Upon request, the Assignor shall, at the expense of the Administrative Agent (for reimbursement by the Borrower), as promptly as practical, execute and deliver to the Administrative Agent, all such other and further documents, agreements and instruments as the Administrative Agent may reasonably request in order to effect the transfer of the Assigned Interest, including any materials required to discharge the Assignee’s interest in and to the Collateral.

2.        Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it satisfies the requirements, if any, specified in the Credit Agreement that are required to be satisfied by it in order to acquire the Assigned Interest and become a Lender, (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, and (iv) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section 5.1 thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent or any other Lender; (b) acknowledges the terms and conditions of the Intercreditor Agreement and agrees to be bound thereby as if a party thereto, and (c) agrees that (i) it shall, independently and without reliance on the Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it shall perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

3.        Payments. From and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignee whether such amounts have accrued prior to the Effective Date or accrued subsequent to the Effective Date. The Assignor and the Assignee shall make all appropriate adjustments in payments by the Administrative Agent for the periods prior to the Effective Date or with respect to the making of this assignment directly between themselves.

______________________________________

[14]	Describe Credit Agreement at option of Administrative Agent.

Tahoe Resources Inc. – Credit Agreement
Exhibit C (Annex 1) – Page 1

4.        General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Tahoe Resources Inc. – Credit Agreement
Exhibit C (Annex 1) – Page 2

EXHIBIT D

FORM OF SUBORDINATION AGREEMENT

THIS AGREEMENT dated as of • is made among the Junior Creditor, the Senior Creditors and the Debtors (in each case, as defined below).

RECITALS

A.	The Debtors are or may become indebted or obligated to the Creditors.

B.

The Parties wish to enter into this Agreement to confirm their respective rights and obligations, including the respective priorities of the Creditors in connection with the indebtedness and obligations of the Debtors to the Creditors.

            For good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1               Definitions. In this Agreement, the following terms have the meanings set out below unless the context requires otherwise:

“Agreement” means this agreement, as it may be amended, supplemented, restated or replaced from time to time.

“Bankruptcy Code” means Title 11 of the United States Code or any similar federal or state law for the relief of debtors.

“Bankruptcy Laws” means the BIA, the Bankruptcy Code and all other laws pertaining or applicable to bankruptcy, insolvency, debtor relief, debtor protection, liquidation, reorganization, arrangement, receivership, moratorium, assignment for the benefit of creditors or other similar laws.

“BIA” means the Bankruptcy and Insolvency Act (Canada).

“Borrower” means Tahoe Resources Inc., a corporation existing under the laws of British Columbia.

“Credit Party” has the meaning set out in the Senior Credit Agreement.

“Creditors” means the Senior Creditors and the Junior Creditor, and “Creditor” means any of them.

“Debtors” means the Borrower and each other Credit Party.

“Debtor Assets” means, collectively, all present and future assets, property and undertaking of any Debtor, real and personal, moveable and immoveable, of whatsoever nature and kind and wheresoever situate.

“Demand” means any notification by a Creditor to a Debtor of a demand for payment under any Senior Loan Document or Junior Loan Document.

Tahoe Resources Inc. – Credit Agreement
Exhibit D – Page 1

“Enforcement Action” means any of:

(a)	the acceleration of the time for payment of any of the Junior Debt (which shall include the making of a Demand with respect to any demand obligation);

(b)	the appointment of a receiver or receiver and manager of any Debtor or any of the Debtor Assets;

(c)	the commencement or initiation of any Insolvency Proceeding with respect to any Debtor;

(d)	the commencement or initiation of any action or proceeding to recover or receive payment of any of the Junior Debt;

(e)	the exercise any right of set-off, combination or similar right against any Debtor; or

(f)	the exercise of any put option or the causing of any Debtor to honour any redemption obligation with respect to its securities.

“Insolvency Proceeding” means any proceeding seeking to adjudicate a Debtor an insolvent, seeking a receiving order or other similar order against a Debtor under Bankruptcy Laws, or seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief or composition of a Debtor or its debts or a stay of proceedings of a Debtor’s creditors generally (or any class of creditors) or any other relief, under any federal, provincial, territorial or foreign law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans of arrangement or relief or protection of debtors (including the BIA, the Bankruptcy Code, the Companies’ Creditors Arrangement Act (Canada) and any similar legislation in any jurisdiction) or at common law or in equity.

“Junior Creditor” means •.

“Junior Debt” means, collectively, all present and future indebtedness, liabilities and obligations of any and every kind, nature and description (whether direct or indirect, absolute or contingent, matured or unmatured) of the Debtors to the Junior Creditor, and any unpaid balance thereof.

“Junior Loan Documents” means all documents, instruments and agreements under which any Junior Debt is incurred, evidenced or provided for.

“Lien” has the meaning set out in the Senior Credit Agreement.

“Parties” means the Creditors and the Debtors, and “Party” means any one of them.

“Payment” means, with respect to any Person, any payment by such Person, whether in cash or in kind, and whether by way of actual payment, set-off, counterclaim or otherwise.

“Permitted Payment” means any regularly scheduled payment of interest made pursuant to the terms and conditions of the applicable Junior Loan Document.

“Person” includes any natural person, corporation, company, limited liability company, unlimited liability company, trust, joint venture, association, incorporated organization, partnership, governmental authority or other entity.

Tahoe Resources Inc. – Credit Agreement
Exhibit D – Page 2

“Senior Agent” means The Bank of Nova Scotia, in its capacity as administrative agent for the Secured Parties under the Senior Credit Agreement, and includes any successor administrative agent appointed pursuant to the Senior Credit Agreement.

“Senior Credit Agreement” means the second amended and restated credit agreement dated as of February 16, 2018 between, among others, the Borrower, as borrower, the Senior Agent, as administrative agent, and the lenders party thereto from time to time, as amended, supplemented, restated or replaced from time to time.

“Senior Creditors” means “Secured Parties” as defined in the Senior Credit Agreement.

“Senior Debt” means “Secured Liabilities” as defined in the Senior Credit Agreement.

“Senior Default” means any of the defaults or events of default specified in any Senior Loan Document (including the failure to pay on Demand with respect to any demand obligation) entitling a Senior Creditor to demand or accelerate payment of any Senior Debt or enforce other remedies, either immediately or after a cure or grace period.

“Senior Loan Documents” means all “Loan Documents”, as defined in the Senior Credit Agreement.

“Senior Security” means, collectively, all present and future guarantees and Liens granted by any Debtor to the Senior Agent or any other Senior Creditor pursuant to the Senior Credit Agreement as security for all or any part of the Senior Debt.

ARTICLE 2
RESTRICTIONS

2.1               No Junior Creditor Liens. No Debtor shall grant, and the Junior Creditor shall not accept, a Lien in favour of the Junior Creditor or any Person on its behalf over any of its Debtor Assets.

2.2               No Challenge. The Junior Creditor shall not, in any manner, contest, oppose or otherwise bring into question the validity, priority, perfection or enforceability of any of the Senior Security or any of the Senior Loan Documents.

2.3               Non-Impairment of Senior Creditors’ Rights. The Senior Creditors shall be entitled to manage and supervise their financial accommodation to the Debtors in accordance with applicable law and as they deem appropriate under the circumstances, without regard to the existence of any rights that the Junior Creditor may now or in the future have in or to any of the Debtor Assets. For the avoidance of doubt but without limitation, the Senior Creditors shall have the right, in their sole discretion, to exercise or refrain from exercising any powers, remedies or rights which any Senior Creditor may have thereunder and to otherwise deal freely with the Debtors and the Debtor Assets, all without affecting the liabilities and obligations of the Debtors and the Junior Creditor hereunder. The Junior Creditor agrees that any Debtor (or any Person on its behalf) may at any time repay or prepay the Senior Debt, or any part thereof.

ARTICLE 3
POSTPONEMENT

3.1               Junior Debt Postponement. Subject to Section 3.3, the Junior Debt is hereby postponed and subordinated to, and made subject in right of payment to the prior payment in full in cash of, the Senior Debt.

Tahoe Resources Inc. – Credit Agreement
Exhibit D – Page 3

3.2               Junior Debt Payment Restriction. Subject to Section 3.3 and notwithstanding the terms of the Junior Loan Documents, no Debtor (or any Person on its behalf) shall make or shall be entitled to make, and the Junior Creditor shall not accept and shall not be entitled to accept, any Payment to the Junior Creditor:

(a)	of any interest, principal, premium or other amount in respect of the Junior Debt; or

(b)	on account of the purchase, redemption, retirement or other acquisition of the Junior Debt or any portion thereof.

3.3               Permitted Payments. At any time when a Senior Default does not exist or would not be caused thereby, any Debtor may make, and the Junior Creditor may receive, Permitted Payments.

3.4               Proceeds Held in Trust. If any Payment is made to or received by the Junior Creditor in contravention of this Agreement, the Junior Creditor shall hold such Payment in trust for the Senior Creditors and shall forthwith pay such Payment to the Senior Agent for application against the Senior Debt.

3.5               Enforcement Restriction. Notwithstanding the terms of the Junior Loan Documents, the Junior Creditor shall not, directly or indirectly, take or initiate any Enforcement Action; provided that the Junior Creditor may file of a proof of claim or similar instrument with respect to the Junior Creditor Debt in any Insolvency Proceeding or commence or initiate any action required to comply with statutory limitation periods (provided that such proceeding is then stayed).

ARTICLE 4
GENERAL MATTERS

4.1               Application of Agreement. The rights of the Senior Creditors and the priority of the Senior Debt set out in this Agreement shall apply irrespective of any matter or thing.

4.2               Waiver of Claims. To the maximum extent permitted by law, the Junior Creditor waives any claim it might have against the Senior Creditors with respect to, or arising out of, any action or failure to act or any error of judgment, negligence, or mistake or oversight whatsoever on the part of any Senior Creditor or their respective directors, officers, employees or agents with respect to any exercise of rights or remedies under the Senior Loan Documents or any transaction relating to the Debtor Assets.

4.3               Loan Document. This Agreement shall constitute a “Loan Document” within the meaning of the Senior Credit Agreement.

4.4               Reliance. All Senior Debt shall be deemed to have been made or incurred and continued in reliance upon this Agreement.

4.5               Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability and shall be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability in any other jurisdiction.

4.6               Alteration or Waiver. None of the terms or provisions of this Agreement may be waived, amended, supplemented or otherwise modified except by a written instrument executed by the Senior Agent for and on behalf of the Senior Creditors. Any such waiver, amendment, supplement or modification shall not require any consent or other agreement of any Debtor, notwithstanding that any such Debtor may be a party to this Agreement. No Senior Creditor will, by any act or delay, be deemed to have waived any right or remedy hereunder or to have acquiesced in any breach of any of the terms and conditions hereof. No failure to exercise, nor any delay in exercising, on the part of any Senior Creditor, any right, power or privilege hereunder shall operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder will preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver by a Senior Creditor of any right or remedy hereunder on any one occasion will not be construed as a bar to any right or remedy which the Senior Creditor would otherwise have on any future occasion.

Tahoe Resources Inc. – Credit Agreement
Exhibit D – Page 4

4.7               Governing Law; Attornment. This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Without prejudice to the ability of a Party to enforce this Agreement in any other proper jurisdiction, the Parties irrevocably submit and attorn to the non-exclusive jurisdiction of the courts of such Province. To the extent permitted by applicable law, each Party irrevocably waives any objection (including any claim of inconvenient forum) that it may now or hereafter have to the venue of any legal proceeding arising out of or relating to this Agreement in the courts of such Province.

4.8               Interpretation. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word ‘shall”. The word “or” is disjunctive; the word “and” is conjunctive. The word “shall” is mandatory; the word “may” is permissive. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set out herein), (b) any reference herein to any statute or any section thereof shall, unless otherwise expressly stated, be deemed to be a reference to such statute or section as amended, restated or re-enacted from time to time, (c) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (d) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (e) all references herein to Sections shall be construed to refer to Sections of this Agreement, and (f) Section headings are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

4.9               Successors and Assigns. This Agreement shall enure to the benefit of any Person becoming the Senior Agent or a Senior Creditor after the date of this Agreement.

4.10             Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter of this Agreement and supersedes any and all prior agreements, understandings, negotiations and discussions, whether oral or written, pertaining to the subject matter hereof.

4.11             Time of the Essence. Time is of the essence of this Agreement.

4.12             Counterparts and Electronic Signature. This Agreement may be executed in any number of counterparts and by the Parties in separate counterparts, and all such counterparts when taken together shall constitute but one and the same Agreement. Delivery of an executed signature page to this Agreement by facsimile or other electronic form of transmission shall be as effective as delivery of a manually executed copy of this Agreement.

Tahoe Resources Inc. – Credit Agreement
Exhibit D – Page 5

[SIGNATURES ON THE NEXT FOLLOWING PAGES]

Tahoe Resources Inc. – Credit Agreement
Exhibit D – Page 6

IN WITNESS WHEREOF the undersigned has caused this Agreement to be duly executed as of the date first written above.

THE BANK OF NOVA SCOTIA, as administrative agent,
for and on behalf of each of
THE SENIOR CREDITORS

By: _________________________________________________________________
Name:
Title:

By: _________________________________________________________________
Name:
Title:

Tahoe Resources Inc. – Credit Agreement
Exhibit D – Signature Page

IN WITNESS WHEREOF the undersigned has caused this Agreement to be duly executed as of the date first written above.

[JUNIOR CREDITOR]

By: _________________________________________________________________
Name:
Title:

Tahoe Resources Inc. – Credit Agreement
Exhibit D – Signature Page

IN WITNESS WHEREOF the undersigned has caused this Agreement to be duly executed as of the date first written above.

TAHOE RESOURCES INC.
for and on behalf of each of
THE DEBTORS

By: _________________________________________________________________
Name:
Title:

Tahoe Resources Inc. – Credit Agreement
Exhibit D – Signature Page

EXHIBIT E

FORM OF

ADDITIONAL COMMITMENT AGREEMENT

The Bank of Nova Scotia
[address]

Attention:                      •

Ladies and Gentlemen:

            Reference is made to the second amended and restated credit agreement dated as of February 16, 2018 (as further amended, supplemented, restated or replaced from time to time, the “Credit Agreement”) among, inter alios, Tahoe Resources Inc., as borrower, the financial institutions from time to time party thereto, as lenders, and The Bank of Nova Scotia, as administrative agent. Capitalized terms used but not defined herein shall have the meanings attributed thereto in the Credit Agreement.

            1.        Each of the undersigned financial institutions (each, an “Additional Lender”) hereby severally agrees to provide the Additional Commitment set forth opposite its name on Annex I (for each such Additional Lender, its “Additional Commitment”). Each Additional Commitment provided pursuant to this letter agreement (this “Agreement”) shall be subject to all of the terms and conditions set forth in the Credit Agreement, including, without limitation, Section 2.1(1) thereof. Each Additional Lender agrees that, from and after the Effective Date (as defined below), such Additional Lender shall be obligated to make Loans under the Revolving Credit upon the terms, and subject to the conditions, set forth in the Credit Agreement and in this Agreement.

            2.        Each party to this Agreement acknowledges and agrees that (i) the Additional Commitments provided pursuant to this Agreement shall constitute (and serve to increase) the Commitments such that further Borrowings become available thereunder upon identical terms and conditions, (ii) with respect to the Additional Commitment provided by any Additional Lender pursuant to this Agreement, such Additional Lender shall receive from the Borrower such up-front, arrangement and/or other fees, if any, as may be separately agreed to in writing by the Borrower, the Administrative Agent and such Additional Lender, all of which fees shall be due and payable to such Additional Lender on the terms and conditions set forth in each such separate agreement, and (iii) from and after the Effective Date, each Additional Lender shall be a Lender under and as defined in the Credit Agreement for the purposes of the Credit Agreement and for all of the Loan Documents and shall be bound by the terms, conditions and covenants and shall be entitled to the benefits thereof as if it were an original Lender and signatory with a Commitment equal to such Additional Lender’s Additional Commitment (plus, if such Additional Lender is already a Lender, such Lender’s Commitment immediately prior to giving effect to the increase thereof pursuant to this Agreement).

            3.        Each Additional Lender, to the extent not already a party to the Credit Agreement as a Lender thereunder, acknowledges and agrees that (i) it is not a Defaulting Lender, (ii) it has received a copy of the Credit Agreement and the other Loan Documents, (iii) it has, independently and without reliance upon the Administrative Agent or any other Lender and on the basis of such documents and information as it deems appropriate, made its own credit analysis and decision regarding this Agreement and the Credit Agreement, and (iv) except for documents referred to in the preceding clause (ii) (which it has already received) the Administrative Agent shall not have any duty to provide such Additional Lender with any credit or other information concerning the affairs, financial condition or business of the Borrower or any third party, except as specified in the Credit Agreement.

Tahoe Resources Inc. – Credit Agreement
Exhibit E –Page 1

            4.        The Borrower acknowledges and agrees that (i) it shall be liable for all indebtedness, obligations and other liabilities (“Additional Obligations”) with respect to the Additional Commitments provided hereby, including, without limitation, all Loans made and Letters of Credit issued pursuant thereto, and (ii) all such Additional Obligations shall be entitled to the benefits of the Security Documents.

            5.        The Borrower represents and warrants to the Administrative Agent and the Lenders that

(i)

no Default or Event of Default has occurred and is continuing and all of the representations and warranties contained in the Credit Agreement and in the other Loan Documents are true and correct on and as of the Effective Date as though made on and as of the Effective Date (except where made only as of an earlier date or as disclosed to and accepted by the Lenders prior to the Effective Date); and

(ii)

the Borrower is in pro forma compliance with the financial covenants contained in Section 5.1(11) of the Credit Agreement (assuming the full incurrence of the new Indebtedness in question) as of the Effective Date.

            6.        This Agreement shall be effective on the date (the “Effective Date”) on which each of the following conditions has been satisfied:

(i)

payment of all fees required to be paid in connection herewith (including, without limitation, any agreed upon up-front, arrangement and/or other fees, if any, owing to the Additional Lenders and the Administrative Agent (or any affiliate thereof)) or due and owing to the Administrative Agent or the Lenders pursuant to the Credit Agreement;

(ii)

the Administrative Agent shall have received (A) an executed counterpart of this Agreement duly executed by the Borrower prior to the close of business on the Return Date (as defined below), (B) acknowledgements executed by each Guarantor, acknowledging that the Additional Commitments contemplated hereby and all Loans to be incurred pursuant thereto shall be entitled to the benefits of the Security Documents on the same basis as the other Borrowings made pursuant to the Credit Agreement and (C) such other officers’ certificates, board of director resolutions and evidence of good standing as the Administrative Agent shall reasonably request.

            7.        This Agreement shall be governed by and interpreted and enforced in accordance with the Laws of the Province of Ontario and the Laws of Canada applicable therein.

Tahoe Resources Inc. – Credit Agreement
Exhibit E – Page 2

            8.        This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

            9.        This Agreement may be executed in any number of counterparts and delivered by facsimile or pdf formatted attachment to an email and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

            10.      The Borrower may accept this Agreement by signing in the space provided below and returning an executed counterpart hereof to the Administrative Agent before the close of business on [Date] (the “Return Date”). If the Borrower does not so accept this Agreement by such time, the Additional Commitments set forth in this Agreement shall be deemed cancelled.

            11.      After the execution and delivery to the Administrative Agent of a copy of this Agreement (including by way of counterparts and by facsimile or pdf email transmission) fully executed by the parties hereto, this Agreement may only be changed, modified or varied in accordance with the requirements for the modification of Loan Documents pursuant to Section 9.2(2) of the Credit Agreement. In the event of any conflict between the terms of this Agreement and those of the Credit Agreement, the terms of the Credit Agreement shall control.

[Remainder of this page left intentionally blank.]

Tahoe Resources Inc. – Credit Agreement
Exhibit E – Page 3

Yours truly,

[NAME OF EACH ADDITIONAL LENDER]

By: _______________________________________________
Name:
Title:

Tahoe Resources Inc. – Credit Agreement
Exhibit E – Signature Page

SCHEDULE 1.1(A)

INITIAL SECURITY DOCUMENTS

Canadian Security Documents

1.	Guarantee dated as of August 10, 2015 made by the Guarantors, Tahoe Swiss A.G., Minera San Rafael SA and Escobal Resources Holdings Limited in favour of the Administrative Agent

2.	General Security Agreement dated as of August 10, 2015 made by the Borrower in favour of the Administrative Agent

3.	Share certificate no. C-1 representing [REDACTED] common shares in the capital of Tahoe Resources ULC, together with a power of attorney for such share certificate endorsed in blank by the Borrower

4.

Share certificate nos. 7 and 8 representing [REDACTED] common shares and [REDACTED] common shares, respectively, in the capital of Escobal Resources Holdings Limited registered in the name of the Borrower, together with a power of attorney for such share certificates endorsed in blank by the Borrower

5.	Supplement to Guarantee by Lake Shore Gold Corp. dated as of April 1, 2016

6.

Share Certificate No. 00100206ZQ representing [REDACTED] shares in the capital of Lake Shore Gold Corp. registered in the name of the Borrower, together with a power of attorney for such share certificate endorsed in blank by the Borrower

7.	Supplement to Guarantee by Tahoe Resources ULC dated as of June 27, 2016

8.	Release among the Borrower, Tahoe Swiss A.G. and the Administrative Agent dated June 27, 2016

9.

Subordination Agreement dated as of August 10, 2015 made by Rio Alto Insurance Ltd., Rio Alto SAC (now Tahoe Resources Peru), Sulliden Minerals SA, Sulliden Capital SA, Tahoe Resources USA Inc., the Borrower and the Administrative Agent

10.

Confirmation agreement dated as of July 18, 2017 made by the Borrower , the other Guarantors, Minera San Rafael SA and Escobal Resources Holdings Limited in favour of the Administrative Agent with respect to the Security Documents governed by the laws of Canada delivered by each such Credit Party

11.	Pledge Agreement dated as of November 16, 2017 made by Tahoe Resources ULC in favour of the Administrative Agent with respect to the shares of Mexican Silver Mines (Guernsey) Limited

12.

Share Certificate No 1-C representing [REDACTED] common shares in the capital of Mexican Silver Mines (Guernsey) Limited registered in the name of Tahoe Resources ULC, together with a power of attorney for such share certificate endorsed in blank by Tahoe Resources ULC

13.	General Security Agreement dated as of February 16, 2018 made by Lake Shore Gold Corp. in favour of the Administrative Agent

14.	Release and Discharge dated February 16, 2018 granted by the Administrative Agent in favour of Minera San Rafael SA and Escobal Resources Holdings Limited

Tahoe Resources Inc. – Credit Agreement
Schedule 1.1(A) – Page 1

15.

Confirmation agreement dated as of February 16, 2018 made by the Borrower and the other Guarantors in favour of the Administrative Agent with respect to the Security Documents governed by the laws of Canada delivered by each such Credit Party

Barbados Security Documents

16.	Charge over shares of Escobal Resources Holdings Limited dated as of August 10, 2015 granted by the Borrower in favour of the Administrative Agent (“Barbados Charge”)

17.	Statement of Charge dated as of August 10, 2015 issued by the Borrower in respect of the Barbados Charge

18.	Statement of Charge dated as of July 18, 2017 issued by the Borrower in respect of the upstamping of the Barbados Charge

Peru Security Documents

19.

Pledge over Shares of La Arena S.A. dated as of August 10, 2015 granted by Mexican Silver Mines (Guernsey) Limited in favour of the Administrative Agent and acknowledged by Jaime Mario Soldi (“La Arena S.A. Pledge”)

20.

Pledge over Shares of Shahuindo S.A.C. dated as of August 10, 2015 granted by Shahuindo Gold Limited in favour of the Administrative Agent and acknowledged by Javier Martin Fernandez-Concha Stucker (“Shahuindo S.A.C. Pledge”)

21.

Pledge over Shares of Shahuindo Exploraciones S.A.C. dated January 14, 2016 granted by Shahuindo S.A.C. and Shahuindo Gold Limited (now Tahoe Resources ULC) in favour of the Administrative Agent (the “Shahuindo Exploraciones S.A.C. Pledge”)

22.	Amendment to La Arena S.A. Pledge dated as of July 14, 2017 between, inter alia, Mexican Silver Mines (Guernsey) Limited, the Administrative Agent, La Arena S.A. and Shahuindo S.A.C.

23.	Amendment to Shahuindo S.A.C. Pledge dated as of July 14, 2017 between, inter alia, Tahoe Resources ULC, the Administrative Agent, Shahuindo S.A.C. and Shahuindo Exploraciones S.A.C.

24.	Amendment to Shahuindo Exploraciones S.A.C. Pledge dated as of July 14, 2017 between, inter alia, Tahoe Resources ULC, the Administrative Agent, Shahuindo S.A.C and Shahuindo Exploraciones S.A.C.

25.	Share certificate no. 22 representing [REDACTED] shares in the capital of La Arena S.A registered in the name of Mexican Silver Mines (Guernsey) Limited

26.	Share certificate no. 12 representing [REDACTED] shares in the capital of Shahuindo S.A.C. registered in the name of Tahoe Resources ULC.

27.	Share certificate no. 10 representing [REDACTED] shares in the capital of Shahuindo Exploraciones S.A.C. registered in the name of Tahoe Resources ULC

28.	Share Certificate no. 11 representing [REDACTED] shares in the capital of Shahuindo Exploraciones S.A.C. registered in the name of Shahuindo S.A.C.

Guatemala Security Documents

Tahoe Resources Inc. – Credit Agreement
Schedule 1.1(A) – Page 2

29.	Debt Acknowledgement Agreement dated as of August 10, 2015 between Minera San Rafael S.A. and the Administrative Agent (the “Debt Acknowledgement Agreement”)

30.

Charge over the shares of Minera San Rafael S.A. dated as of August 10, 2015 granted by the Escobal Resources Holdings Limited and Tahoe Swiss A.G (such entity now released) in favour of the Administrative Agent (“Guatemala Charge”)

31.	Statement of Charge dated as of August 10, 2015 issued by Escobal Resources Holdings Limited in relation to Guatemala Charge

32.

First Amendment to the Guatemala Charge among the Administrative Agent, Tahoe Swiss A.G., the Borrower and Minera San Rafael, S.A. dated June 27, 2016 whereby Tahoe Swiss A.G. was released from its obligations under the Guatemala Charge

33.	Acknowledgement and Acceptance of Amendment to the Guatemala Charge among the Administrative Agent and Escobal Resources Holdings Limited dated June 27, 2016

34.	Second Amendment to the Guatemala Charge among Minera San Rafael S.A., Escobal Resources Holdings Limited, the Borrower and the Administrative Agent dated July 18, 2017

35.	Amendment to Debt Acknowledgement Agreement among Minera San Rafael S.A. and the Administrative Agent dated July 18, 2017

36.	Statement of charge dated July 18, 2017.issued by Escobal Resources Holding in relation to the Second Amendment to the Guatemala Charge

37.	Share certificate no. 5 representing [REDACTED] common shares in the capital of Minera San Rafael S.A. registered in the name of Escobal Resources Holdings Limited

38.

Share certificate no. 6 representing [REDACTED] common share in the capital of Minera San Rafael S.A. registered in the name of Tahoe Swiss A.G with endorsement by Tahoe Swiss A.G. in favour of the Borrower

Guernsey Security Documents

39.

Security Agreement relating to the shares issued by Mexican Silver Mines (Guernsey) Limited dated as of August 10, 2015 made by Rio Alto Mining Limited (now Tahoe Resources ULC) in favour of the Administrative Agent (“Guernsey Security Agreement”)

40.

Notice of Assignment relating to Guernsey Security Agreement dated as of August 10, 2015 issued by Rio Alto Mining Limited (now Tahoe Resources ULC) and the Administrative Agent to Mexican Silver Mines (Guernsey) Limited

41.	Acknowledgement dated as of August 10, 2015 issued by Mexican Silver Mines (Guernsey) Limited.

42.

Share certificate nos. 13 and 14 representing [REDACTED] shares and [REDACTED] shares, respectively, in the capital of Mexican Silver Mines (Guernsey) Limited registered in the name of Rio Alto Mining Limited (now Tahoe Resources ULC), together with a power of attorney for such share certificates endorsed in blank by Rio Alto Mining Limited (now Tahoe Resources ULC)

Tahoe Resources Inc. – Credit Agreement
Schedule 1.1(A) – Page 3

43.	Confirmation agreement dated as of July 18, 2017 made by Tahoe Resources ULC with respect to the Guernsey Security Agreement

Tahoe Resources Inc. – Credit Agreement
Schedule 1.1(A) – Page 4

SCHEDULE 1.1(B)

ROYALTY LIENS

1.      Tahoe Resources Inc.

Landowner Royalty. A voluntary profit sharing program in the form of a .5% Net Smelter Return (“NSR”) Royalty is paid to a local association of landowners through a trust mechanism controlled by Tahoe Resources Inc.

2.      Lake Shore Gold Corp.

[REDACTED]

Tahoe Resources Inc. – Credit Agreement
Schedule 1.1(B) – Page 1

SCHEDULE 2.1

LENDERS AND COMMITMENTS

Lender	Commitment

The Bank of Nova Scotia	[REDACTED]

HSBC Bank USA, National Association	[REDACTED]

Bank of Montreal	[REDACTED]

Royal Bank of Canada	[REDACTED]

Canadian Imperial Bank of Commerce	[REDACTED]

The Toronto-Dominion Bank	[REDACTED]

National Bank of Canada	[REDACTED]

TOTAL	U.S $175,000,000

Tahoe Resources Inc. – Credit Agreement
Schedule 2.1 – Page 1

SCHEDULE 3.1(3)

GOVERNMENTAL APPROVALS; NO CONFLICTS

1.	The prior written permission of the Exchange Control Authority of the Central Bank of Barbados in respect of the pledge of the shares of Escobal Resources Holdings Limited by the Borrower.

2.	Registrations, recordings, filings in each of the local jurisdictions with respect to security interest created by Loan Documents.

3.	Consent of the Ontario Ministry of Northern Development and Mines as required to grant security over the assets of Lake Shore Gold Corp.

Tahoe Resources Inc. – Credit Agreement
Schedule 3.1(3) – Page 1

SCHEDULE 3.1(5)

LITIGATION

[REDACTED]

Tahoe Resources Inc. – Credit Agreement
Schedule 3.1(5) – Page 1

SCHEDULE 3.1(11)

PENSION PLANS

1.

Group Benefits Plan provided by [REDACTED] for management and office members in the Vancouver office of Tahoe Resources ULC under contract number [REDACTED] providing for employee life, accidental death and disability, long term disability, dental, medical and critical illness benefits to employees, with optional other insurance benefits. Premiums are fully paid by Tahoe Resources ULC.

2.

Group Benefits Plan provided by [REDACTED] under policy [REDACTED] effective March 1, 2015 for employees of Tahoe Resources Inc. (the “Borrower”) providing medical, EAP, pharmacy, medical evacuation and repatriation, vision, dental, life, accidental death and disability and long term disability benefits to employees.

3.

The Borrower contributes a percentage of income to certain eligible employees under their registered retirement savings plans as enumerated in the written employment contract of such employee to a maximum to [REDACTED] per year.

4.

401(k) Retirement Plan provided by [REDACTED] for employees of Tahoe Resources USA Inc.* for each eligible employee whereby Tahoe Resources USA Inc.* matches employee contributions up to [REDACTED] per year. This is a plan covered by The Employee Retirement Income Security Act of 1974 identified by [REDACTED].

*[REDACTED]

Tahoe Resources Inc. – Credit Agreement
Schedule 3.1(11) – Page 1

SCHEDULE 3.1(13)
SUBSIDIARIES

Credit Party	Form of Legal Entity	Jurisdiction of Organization	Issued Equity Securities and Owner	Owned Equity Securities
Tahoe Resources Inc.	Corporation	British Columbia	[REDACTED]
common shares of
Escobal Resources
Holdings Limited

[REDACTED]
common shares of
Tahoe Resources USA
Inc.

[REDACTED]
common shares of
Lake Shore Gold
Corp.

[REDACTED]
common shares of
Tahoe Resources ULC

[REDACTED]
common share of
Minera San Rafael SA
Tahoe Resources ULC	Corporation	Alberta	[REDACTED] common shares held by Tahoe Resources Inc.	[REDACTED]
common shares of
Mexican Silver Mines
(Guernsey) Limited

[REDACTED]
common shares of Rio
Alto Insurance Ltd.

[REDACTED]
common shares of
1886557 Alberta Ltd.

[REDACTED]
common shares of
Tahoe Resources Peru
S.A.C.

[REDACTED]
common shares of
Shahuindo
Exploraciones S.A.C.

[REDACTED]
.

Tahoe Resources Inc. – Credit Agreement
Schedule 3.1(13) – Page 1

Credit Party	Form of Legal Entity	Jurisdiction of Organization	Issued Equity Securities and Owner	Owned Equity Securities
common shares of
Shahuindo S.A.C.

[REDACTED]
common shares of
Empresa de
Transmisora de
Cajabamba S.A.C.

[REDACTED]
common shares of
Sulliden Minerals S.A.

[REDACTED]
common shares of
Sulliden Capital S.A.
Lake Shore Gold Corp.	Corporation	Canada	[REDACTED] common shares held by Tahoe Resources Inc.
Mexican Silver Mines (Guernsey) Limited	Corporation	British Columbia	[REDACTED] common shares held by Tahoe Resources ULC	[REDACTED] common shares of La Arena S.A.
La Arena S.A.	Sociedad Anonima	Peru	[REDACTED] common shares held by Mexican Silver Mines (Guernsey) Limited [REDACTED] common share held by Shahuindo S.A.C.	[REDACTED] common shares of Empresa de Energia Yamobamba S.A.C.
Shahuindo S.A.C.	Sociedad Anonima Cerrada	Peru	[REDACTED] common share held by Shahuindo Exploraciones S.A.C. [REDACTED] common shares held by Tahoe	[REDACTED] common shares of Shahuindo Exploraciones S.A.C. [REDACTED] common share of La Arena S.A. [REDACTED] common share of

Tahoe Resources Inc. – Credit Agreement
Schedule 3.1(13) – Page 2

Credit Party	Form of Legal Entity	Jurisdiction of Organization	Issued Equity Securities and Owner	Owned Equity Securities
			Resources ULC	Empresa de Energia Yamobamba S.A.C. [REDACTED] common share of Tahoe Resources Peru S.A.C. [REDACTED] common share of Empresa de Transmisora de Cajabamba S.A.C.
Shahuindo Exploraciones S.A.C.	Sociedad Anonima Cerrada	Peru	[REDACTED] common shares held by Shahuindo S.A.C. [REDACTED] common shares held by Tahoe Resources ULC	[REDACTED] common share of Shahuindo S.A.C.

Tahoe Resources Inc. – Credit Agreement
Schedule 3.1(13) – Page 3

ORGANIZATIONAL CHART

[REDACTED]

Tahoe Resources Inc. – Credit Agreement
Schedule 3.1(13) – Page 4

SCHEDULE 3.1(16)

ENVIRONMENTAL MATTERS

None.

Tahoe Resources Inc. – Credit Agreement
Schedule 3.1(16) – Page 1

SCHEDULE 3.1(17)

EMPLOYEE MATTERS

None.

Tahoe Resources Inc. – Credit Agreement
Schedule 3.1(17) – Page 1

SCHEDULE 5.1(7)

POST-CLOSING REQUIREMENTS

POST-CLOSING REQUIREMENT	DATE BY WHICH TO BE MET
PERUVIAN DELIVERIES

The Borrower shall cause (a) all Indebtedness owing to the	5 Business Days of the Closing Date
lenders under the BNS / La Arena Credit Agreement to be
repaid and (b) the BNS / La Arena Credit Agreement to be
permanently cancelled.

The Borrower shall cause La Arena S.A. to deliver to the	5 Business Days of the Closing Date
Administrative Agent the La Arena Pledge Agreement, in
form and substance satisfactory to the Administrative Agent

The Borrower shall cause the La Arena Pledge Agreement	5 Business Days of the Closing Date
to be filed with the Peruvian Public Registry

The Borrower shall cause the La Arena Pledge Agreement	90 days of the date of the La Arena
to be recorded with the Peruvian Public Registry	Pledge Agreement

The Borrower shall cause Shahuindo SAC to deliver to the	5 Business Days of the Closing Date
Administrative Agent the Shahuindo SAC Pledge
Agreement, in form and substance satisfactory to the
Administrative Agent

The Borrower shall cause the Shahuindo SAC Pledge	5 Business Days of the Closing Date
Agreement to be filed with the Peruvian Public Registry

The Borrower shall cause the Shahuindo SAC Pledge	90 days of the date of the Shahuindo
Agreement to be recorded with the Peruvian Public	SAC Pledge Agreement
Registry

The Borrower shall cause its Peruvian counsel to deliver to	5 Business Days of the Closing Date
the Administrative Agent favourable written opinions of
such counsel covering such Peru matters relating to the
Credit Parties, the Loan Documents or the Transactions as
the Lenders shall reasonably request (together with copies
of all factual certificates and legal opinions delivered to
such counsel in connection with such opinion upon which
such counsel has relied).

Tahoe Resources Inc. – Credit Agreement
Schedule 5.1(7) – Page 1

POST-CLOSING REQUIREMENT	DATE BY WHICH TO BE MET

The Borrower shall cause each Credit Party organized in	5 Business Days of the Closing Date
Peru to deliver to the Administrative Agent:

(a) certified copies of the resolutions of the
board of directors, general partner, or
shareholders, as applicable, of each Credit
Party organized in Peru approving, as
appropriate, the Loans, this Agreement and
the other Loan Documents, and all other
documents, if any, to which such Credit
Party is a party and evidencing
authorization with respect to such
documents; and

(b) a certificate of an officer of each Credit
Party organized in Peru, certifying (i) the
name, title and true signature of each
officer of such Person executing the Loan
Documents to which it is a party, (ii) the
name, title and true signature of each
officer of such Person authorized to
provide the certifications required pursuant
to this Agreement, and (iii) that attached
thereto is a true and complete copy of the
articles of incorporation and bylaws of such
Credit Party, as amended to date, and,
where applicable, a recent certificate of
status, certificate of compliance, good
standing certificate or analogous certificate.
GUATEMALAN DELIVERIES

The Borrower shall deliver and cause to be registered, and	10 Business Days of the Closing
shall cause Minera San Rafael S.A. and Escobal Resources	Date
Holdings Limited to deliver, a third amendment and
ratification of the Guatemalan law pledge agreement dated
August 10, 2015 (as amended from time to time)

The Borrower shall cause Minera San Rafael S.A. to deliver	10 Business Days of the Closing
a termination of the Guatemalan law acknowledgment of	Date
debt dated August 10, 2015 (as amended from time to time)
ESTOPPEL LETTERS

Tahoe Resources Inc. – Credit Agreement
Schedule 5.7 – Page 2

POST-CLOSING REQUIREMENT	DATE BY WHICH TO BE MET

The Borrower shall make reasonable commercial efforts to	15 Business Days of the Closing
deliver to the Administrative Agent an estoppel letter, in	Date
form and substance satisfactory to the Administrative
Agent, from each of the following prior secured parties:

a. Atco Structures & Logistics Ltd.
b. Integrated Distribution Systems LP o/a Wajax
c. Element Financial Corporation
d. Roynat Inc.
e. Canadian Equipment Finance & Leasing Inc.
f. Macquarie Technology Services (Canada) Ltd.
g. Xerox Canada Ltd.
REAL ESTATE DELIVERIES

The Borrower shall cause Lake Shore Gold Corp. to deliver	May 31, 2018
to the Administrative Agent a debenture with respect to all
current Material Timmins Mines Property, in form and
substance satisfactory to the Administrative Agent, together with all ancillary documents required to effect registration

The Borrower shall deliver evidence that all mining lease	May 31, 2018
rents, if any, have been paid to date

The Borrower shall deliver evidence that all	May 31, 2018
mining/property taxes, if any, have been paid to date

. The Borrower shall cause Lake Shore Gold Corp. to obtain	May 31, 2018
the consent of the Ontario Ministry of Northern
Development and Mines to grant the above-mentioned
debenture, as well as security over all mining claims and
leases held by Lake Shore Gold Corp.

. The Borrower shall cause Lake Shore Gold Corp. to obtain	May 31, 2018
the consent of Goldcorp Inc. (if required) to grant the
above-mentioned debenture over the gold mine complex
commonly known as “Bell Creek Mine”

. The Borrower shall cause Lake Shore Gold Corp. to obtain	May 31, 2018
the consent of any other non-governmental third parties as
required to grant the above-mentioned debenture over the
each of the Timmins Mines

. The Borrower shall cause Lake Shore Gold Corp. to obtain	May 31, 2018
a lender’s title insurance policy in an amount and in form
and substance satisfactory to the Administrative Agent

Tahoe Resources Inc. – Credit Agreement
Schedule 5.7 – Page 3

SCHEDULE 9.1

LENDER AND ISSUING BANK CONTACT INFORMATION

Name of Lender or Issuing Bank	Address	Facsimile No.	E-mail Address
Bank of Montreal	[REDACTED]	[REDACTED]	[REDACTED]
The Bank of Nova Scotia	[REDACTED]	[REDACTED]	[REDACTED]
HSBC Bank, USA, National Association	[REDACTED]	[REDACTED]	[REDACTED]
Royal Bank of Canada	[REDACTED]	[REDACTED]	[REDACTED]
Canadian Imperial Bank of Commerce	[REDACTED]	[REDACTED]	[REDACTED]
The Toronto-Dominion Bank	[REDACTED]	[REDACTED]	[REDACTED]
National Bank of Canada	[REDACTED]	[REDACTED]	[REDACTED]

Tahoe Resources Inc. – Credit Agreement
Schedule 9.1 – Page 1